This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on [*], 2025 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-[                  ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Rainbow Capital Holdings Limited

(Exact name of registrant as specified in its charter)

British Virgin Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 710, 7/F, Wing On House,

No. 71 Des Voeux Road Central,

Central, Hong Kong

Tel: (852) 3841-7454

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

c/o [Agent of Service]

[Address]

+1 [Telephone]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Henry Yin, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR (852) 3923-1111	Alex Weniger-Araujo, Esq. Norly S. Jean-Charles, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4271	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 (703) 919-7285

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, [*], 2025

Rainbow Capital Holdings Limited

1,500,000 Class A Ordinary Shares

This is an initial public offering (the “Offering”) of 1,500,000 Class A ordinary shares with a par value of US$0.0001 each (the “Class A Ordinary Shares”) of Rainbow Capital Holdings Limited (“RCHL”, the “Company”, “we, “our”, “us”). Following this Offering, 10% of the Class A Ordinary Shares will be held by public shareholders, assuming the underwriter does not exercise the over-allotment option.

The initial public offering price (the “Offering Price”) is US$4 per Class A Ordinary Share. Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “RNBW”. This Offering is contingent upon us listing our Class A Ordinary Shares on the Nasdaq Capital Market, or Nasdaq. However, there is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this Offering cannot be completed.

Our issued share capital is a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Class A Ordinary Shares are the only class of Ordinary Shares being offered in this Offering. Upon completion of this Offering, RCHL will have 15,000,000 Class A Ordinary Shares issued and outstanding (or 15,225,000 Class A Ordinary Shares if the underwriter exercises its over-allotment option to purchase additional Class A Ordinary Shares in full), as well as 3,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting right. Each of the Class A Ordinary Shares is entitled to one (1) vote on all matters subject to a vote at general meetings of shareholders of RCHL, while each of the Class B Ordinary Shares is entitled to twenty (20) votes. For more detailed description of risks related to the dual-class structure, please see “Risk Factors—Risks related to our Class A Ordinary Shares and this Offering—The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our Controlling Shareholders, which will hold in the aggregate 98% of the voting power of our Ordinary Shares following the completion of this Offering, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our constitutional documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval”.

We will be considered a “controlled company” under Nasdaq corporate governance rules as we currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this Offering. Upon completion of this Offering, Mr. Choi Tan Yee (“Mr. Choi”) and Mr. Leung Ho Ming Danny (“Mr. Leung”), our executive directors and co-chairman, will be able to exercise 98% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming that the underwriter does not exercise its over-allotment option.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying our Class A Ordinary Shares.

Rainbow Capital Holdings Limited, or RCHL, is a holding company incorporated in the British Virgin Islands (the “BVI”). As a holding company with no material operations, RCHL conducts all of its operations through its operating entity, Rainbow Capital (HK) Limited (the “Operating Subsidiary” or “Rainbow Capital”), a company incorporated in Hong Kong. Investors in our Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in our Operating Subsidiary, but rather purchasing equity solely in RCHL, the BVI holding company. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in RCHL’s operations and/or a material change in the value of the securities RCHL is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Furthermore, shareholders may face difficulties in enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

All of our operations are conducted by our wholly-owned Operating Subsidiary in Hong Kong, which is a special administrative region of the PRC. We currently do not have any operations in Mainland China. We (i) do not have any operation or maintain an office or personnel in Mainland China; and (ii) do not have or intend to have any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in Mainland China.

ii

However, since our operations are located in Hong Kong, which is a special administrative region of the PRC, we are subject to certain legal and operational risks associated with our operations in Hong Kong. We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity, mergers and acquisitions and the oversight and control over overseas securities offerings by the PRC government. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. The PRC government may exert significant oversight or control over offerings conducted overseas and/or foreign investments in Hong Kong based issuers. See “Risk Factors — Risks Related to Doing Business in Hong Kong”.

We are aware that, in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, an issuer shall be required to go through the filing procedures with the CSRC if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by Mainland China companies; and (ii) the main parts of the issuer’s business activities are conducted in Mainland China or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. If the above criteria are both met, among other requirements, (i) domestic companies that seek to offer or list their securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC. If a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (ii) where a domestic company seeks to indirectly offer and list its securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

As advised by our PRC Counsel, we are not required to conduct filing with or obtain the approval from the CSRC or other relevant PRC governmental authorities for the listing and trading of our securities on Nasdaq under the Trial Measures because as of the date of this prospectus, our Operating Subsidiary is incorporated and located in Hong Kong and operates therein without any business operation, subsidiary or VIE structure in Mainland China, and we do not maintain any office or personnel in Mainland China. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

Our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA to require the Securities and Exchange Commission (“SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years.

Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report of our Company included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. As of the date of this prospectus, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, such lack of inspection could cause the trading in our Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist our Company’s securities.

On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether this new framework will be fully complied with.

Cash is transferred through our organization in the following manner: (i) funds are transferred from RCHL, our holding company incorporated in the BVI, to our Operating Subsidiary in Hong Kong in the form of capital contributions or loans, as the case may be; and (ii) dividends or other distributions may be paid by our Operating Subsidiary in Hong Kong to RCHL. If RCHL intends to distribute dividends to its shareholders, it will depend on payment of dividends from our Operating Subsidiary to RCHL in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by RCHL to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

Our Company relies on dividends paid by our Operating Subsidiary for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our Company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary.

iii

Investing in our Class A Ordinary Shares involves a high degree of risk. Please see “Risk Factors” beginning on page 7 of the prospectus for more information.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Our Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved the listing of our securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total(3)
Offering price	US$	4.00	US$	6,000,000
Underwriting discounts(1)	US$	0.28	US$	420,000
Proceeds to the Company after underwriting discounts but before other expenses(2)	US$	3.72	US$	5,580,000

(1)	We have agreed to pay the underwriter a discount equal to 7% of the gross proceeds of this Offering. For a description of the other compensation to be received by the underwriter, see “Underwriting” beginning on page 137.

(2)	Excludes fees and expenses payable to the underwriter.

(3)	Assumes that the underwriter does not exercise any portion of the over-allotment option.

This Offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the shares offered by the Company if any such shares are not taken. We have granted the underwriter an option, exercisable one or more times in whole or in part, to purchase up to 15% additional Class A Ordinary Shares from us at the initial public offering price, less underwriting discounts, within 45 days from the closing of this Offering to cover over-allotments, if any. If the underwriter exercises the option in full, assuming the public offering price per share is US$4, the total underwriting discounts payable will be US$483,000, and the total proceeds to us, after underwriting discounts but before expenses, will be US$6,417,000.

If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting”, on or about [*], 2025.

CATHAY SECURITIES, INC.

Prospectus dated [*], 2025

iv

Until and including ________, 2025 (the 25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not, and the underwriter has not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares is made to the public in the BVI. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the SEC and incorporated into this prospectus. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed Offering, and only the prospectus dated hereof is authorized by us to be used in connection with our proposed Offering. Our business, financial condition, results of operations, and prospects may have changed since that date.

v

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for purposes of this prospectus only, references to:

●	“AI” refers to artificial intelligence;

●	“Amended and Restated Memorandum and Articles of Association” refers to the Amended and Restated Memorandum and the Amended and Restated Articles;

●	“Amended and Restated Articles” refers to the amended and restated articles of association of Rainbow Capital Holdings Limited, adopted on [*], 2025 and filed with the Registry of Corporate Affairs of the BVI on [*], 2025;

●	“Amended and Restated Memorandum” refers to the amended and restated memorandum of association of RCHL adopted on [*], 2025 and filed with the Registry of Corporate Affairs of the BVI on [*], 2025;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act (as amended from time to time);

●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;

●	“Code of Conduct” refers to the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong;

●	“Controlling Shareholders” refer to Mr. Choi and Mr. Leung, being executive directors and co-chairman of our Company;

●	“Class A Ordinary Shares” refer to the class A ordinary shares of RCHL with a par value of US$0.0001 each;

●	“Class B Ordinary Shares” refer to the class B ordinary shares of RCHL with a par value of US$0.0001 each;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“ESG” refers to environmental, social, and governance;

●	“FinTech” refers to financial technology;

●	“FRR” refers to the Securities and Futures (Financial Resources) Rules (Chapter 571N of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“FY2023” and “FY2024” refer to the fiscal years ended September 30, 2023 and 2024, respectively;

●	“Frost & Sullivan” refers to Frost & Sullivan Limited, an independent industry consultant commissioned by our Company;

●	“Frost & Sullivan Report” refers to the industry report on the overview of the industry in which our Operating Subsidiary operates, prepared by Frost & Sullivan and commissioned by the Company;

●	“GEM Listing Rules” refer to the Rules Governing the Listing of Securities on GEM, as amended, supplemented or otherwise modified from time to time;

●	“Hong Kong Counsel” refers to Mr. Poon Chi Kin Billy, barrister-at-law of Hong Kong, who is an independent third party;

●	“Hong Kong dollar(s)”, or “HK$” refers to the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

vi

●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

●	“IPO(s)” refers to initial public offering(s), the listing of a company’s shares on a stock exchange;

●	“KYC” refers to know-your-client;

●	“Licensed Representative(s)” refers to an individual who is granted a license under section 120(1) or 121(1) of the SFO to carry on one or more than one regulated activity(ies);

●	“Listing Rules” refer to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented or otherwise modified from time to time;

●	“Main Board” refers to the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with GEM;

●	“Mainland China” refers to the mainland of the People’s Republic of China;

●	“Mr. Choi” refers to Mr. Choi Tan Yee, being an executive director and co-chairman of our Company;

●	“Mr. Leung” refers to Mr. Leung Ho Ming Danny, being an executive director and co-chairman of our Company;

●	“Offering” refers to the initial public offering of 1,500,000 Class A ordinary shares with a par value of US$0.0001 each;

●	“Operating Subsidiary” or “Rainbow Capital” refers to Rainbow Capital (HK) Limited, a company with limited liability incorporated under the laws of Hong Kong, and the only wholly-owned subsidiary of RCHL;

●	“Ordinary Shares” refer to Class A Ordinary Shares and Class B Ordinary Shares;

●	“PRC” refers to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;

●	“PRC Counsel” refers to Tian Yuan Law Firm;

●	“PRC government” refers to the government and governmental authorities of Mainland China;

●	“RCHL” or the “Company” refers to Rainbow Capital Holdings Limited, a BVI business company with limited liability incorporated under the laws of BVI, and the holding company of our businesses;

●	“Responsible Officer(s)” refers to a Licensed Representative who is also approved as a responsible officer under section 126 of the SFO to supervise one or more than one regulated activity(ies) of the licensed corporation to which he/she is accredited;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SFC” refers to the Securities and Futures Commission of Hong Kong;

●	“SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Sponsor Guidelines” refers to the Additional Fit and Proper Guidelines for Corporations and Authorized Financial Institutions Applying or Continuing to Act as Sponsors and Compliance Advisers published by the SFC;

●	“sponsor principal(s)” refers to a Responsible Officer or an executive officer appointed by the sponsor firm to be in charge of the supervision of the transaction team, as stipulated in the Sponsor Guidelines;

●	“Takeovers Code” refers to the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time;

●	“US$”, “$”, or “U.S. dollar(s)” refers to the legal currency of the United States;

●	“U.S.”, or “United States” refers to the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“VIE” refers to variable interest entity; and

●	“we”, “us”, “Group” or “our” refer to our Company and the Operating Subsidiary.

Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus are made at HK$7.7693 to US$1.00 as of and for the years ended September 30, 2023 and 2024, as published in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into Hong Kong dollars or Renminbi, as the case may be, at any particular rate, or at all.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have independently verified the accuracy or completeness of the data contained in these public sources and the Frost & Sullivan Report which we consider reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors”. These and other factors could cause results to differ materially from those expressed in these publications and reports.

vii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Class A Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus

Overview

RCHL is a holding company incorporated in the BVI. As a holding company with no material operations, RCHL conducts all of its operations through our sole Operating Subsidiary, Rainbow Capital, a company incorporated in Hong Kong. Investors of our Class A Ordinary Shares should be aware that they will not and may never directly hold equity interests in our Operating Subsidiary, but rather purchasing equity solely in RCHL, the BVI holding company.

We principally engage in providing corporate finance services in Hong Kong. Our sole Operating Subsidiary, Rainbow Capital, is a corporation licensed by the SFC to carry on Type 6 (advising on corporate finance) and Type 1 (dealing in securities) regulated activities under the SFO. Over the years, through our dedication, passion and commitment in the industry, Rainbow Capital has emerged to be one of the most active financial advisers in Hong Kong based on the league tables set out in the section headed “Industry” in this prospectus. From 2022 to 2024, Rainbow Capital has been among the top five service providers in terms of the number of deals for various corporate finance services in Hong Kong, according to Frost & Sullivan. Specifically, during the same period, Rainbow Capital ranked 2nd, 2nd, 4th, 5th and 4th in terms of the number of deals for acting as financial adviser to offerors in takeover transactions, one-time financial adviser to listed companies in Hong Kong, independent financial adviser in transactions related to the Listing Rules and the GEM Listing Rules, independent financial adviser in transactions related to the Takeovers Code and compliance adviser, respectively.

Since the commencement of our corporate finance services business in January 2020 and up to the date of this prospectus, we have acted for over 200 clients, a majority of which are listed companies in Hong Kong, engaging in a variety of industry sectors including biotechnology, technology, consumer products, food and beverage, property development and management, manufacturing, logistics, construction services, energy, natural resources and financial services. For the years ended September 30, 2023 and 2024, our net income amounted to approximately US$1.0 million and US$1.6 million, respectively.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

●	We are an active and established participant in the market with wide client base.

●	We have a strong client base.

●	We provide specialized but comprehensive corporate finance services to our clients.

●	We have simple shareholding and streamlined management structures.

●	We have experienced and competent senior management and professionals.

●	We adopt a prudent compliance and risk management system.

Our Strategies

Our principal business objective is to reinforce our position in the corporate finance industry in Hong Kong. Leveraging on the competitive strengths above, our Group has formulated the following business strategies:

●	Strengthening our Group’s corporate finance services business by expanding our corporate finance team.

●	Expanding our financial advisory business to serve clients which would like to seek a listing in the U.S.

●	Generating new income streams by providing value-added services to our clients, leveraging on our existing client base.

●	Developing automated FinTech-enabled tools to assist us in providing our corporate finance advisory services.

Corporate Information

Our principal executive office is located at No. 710, 7/F, Wing On House, No. 71 Des Voeux Road Central, Central, Hong Kong, and our phone number is (852) 3841-7454. Our registered agent in the BVI is Hermes Corporate Services (BVI) Ltd. Our registered office and our registered agent’s office in the BVI are both located at the office of Sixth (6th) Floor, Water’s Edge Building 1, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is [*] located at [*].

We maintain a website at [www.rainbowcaphk.com]. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Corporate History

On September 17, 2019, Rainbow Capital, our sole Operating subsidiary, was incorporated as a company with limited liability under the laws of Hong Kong, in which Mr. Choi and Mr. Leung held 60% and 40% equity interest, respectively. Upon the license granted by the SFC to undertake Type 6 (advising on corporate finance) regulated activity on January 3, 2020, Rainbow Capital commenced its corporate finance services business, acting as the listing sponsor, financial adviser, independent financial adviser and compliance adviser. On April 20, 2021, Rainbow Capital obtained the license granted by the SFC to undertake Type 1 (dealing in securities) regulated activity relating to corporate finance, acting as the overall coordinator, global coordinator, bookrunner and lead manager.

For the purpose of the initial listing of shares of RCHL on the Nasdaq Capital Market, the companies comprising our Group underwent the group reorganization as described below:

(i)	On October 25, 2024, RCHL was incorporated in the BVI with limited liability and is authorized to issue a maximum of 500,000,000 shares divided into Class A Ordinary Shares with a par value of US$0.0001 each and Class B Ordinary Shares with a par value of US$0.0001 each. On October 30, 2024, the Company allotted and issued (a) 6,000,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares to Mr. Choi; and (b) 4,000,000 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares to Mr. Leung; and

(ii)	Upon obtaining approval from the SFC to change the substantial shareholders of Rainbow Capital on December 11, 2024, the entire equity interests in Rainbow Capital were transferred from Mr. Choi and Mr. Leung to RCHL on December 12, 2024 by way of share swap, in which RCHL allotted and issued 2,100,000 Class A Ordinary Shares and 1,400,000 Class A Ordinary Shares of RCHL to Mr. Choi and Mr. Leung, respectively, credited as fully paid. Upon completion of the aforesaid share swap, Rainbow Capital became a direct wholly-owned subsidiary of RCHL which was held as to 60% and 40% by Mr. Choi and Mr. Leung, respectively.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this Offering based on a proposed number of 1,500,000 Class A Ordinary Shares being offered, assuming no exercise of the underwriter’s over-allotment option. RCHL directly holds all the equity interests in Rainbow Capital. RCHL does not have any contracts and arrangements through which RCHL claims to have economic rights and exercise control that results in consolidation of its subsidiary’s operations and financial results into its financial statements. See “Corporate History and Structure” on page 41 for more details on our corporate history and structure.

Mr. Choi Tan Yee
(Co-founder of Rainbow Capital and our executive director)
Mr. Leung Ho Ming Danny
(Co-founder of Rainbow Capital and our executive director)
Public Shareholders
Pre-Offering:
8,100,000 Class A Ordinary Shares (60%)
1,800,000 Class B Ordinary Shares (60%)
Post-Offering:
8,100,000 Class A Ordinary Shares (54%)
1,800,000 Class B Ordinary Shares (60%)
Pre-Offering:
5,400,000 Class A Ordinary Shares (40%)
1,200,000 Class B Ordinary Shares (40%)
Post-Offering:
5,400,000 Class A Ordinary Shares (36%)
1,200,000 Class B Ordinary Shares (40%)
Pre-Offering:
0 Class A Ordinary Shares (0%)
Post-Offering:
1,500,000 Class A Ordinary Shares (10%)
Rainbow Capital Holdings Limited
(Incorporated in the BVI)
100%
Rainbow Capital (HK) Limited
(Incorporated in Hong Kong)

1

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks related to our business and industry (for a more detailed discussion, see “Risk Factors — Risks related to our business and industry” beginning on page 7)

●	Our business performance is highly influenced by the conditions of capital market in Hong Kong.
●	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.
●	Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.
●	We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.
●	We are affected by the rules and regulations governing listed companies on the Hong Kong Stock Exchange.
●	Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.
●	The revenue from our corporate finance services business is non-recurring in nature and our profitability is highly unpredictable.
●	We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates for IPO sponsorship, financial advisory, independent financial advisory and underwriting services are not achieved as stipulated or if client withdraws from or terminates the transaction.
●	We rely on our key management and professional staff, the loss of whom may affect our operations. As of the date of this prospectus, we had 8 employees, comprising of 2 management and compliance personnel and 6 project execution staff.
●	There is no guarantee that our officers will not have other business activities that may have potential conflict of interests with our business.
●	Our financial result for the year ending September 30, 2025 is expected to be adversely affected by the non-recurring listing expenses.
●	We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.
●	Our corporate finance services business may be subject to professional liabilities.
●	We are subject to various risks due to violation of obligations and standards that we are subject to, illegal or improper activities committed by and misconduct of our personnel or third parties.
●	Our reputation may be damaged due to negative events about our business.
●	We may be unable to successfully implement or implement in full our future business strategies.
●	Our compliance and risk management system may become ineffective or inadequate.

Risks related to our corporate structure (for a more detailed discussion, see “Risk Factors — Risks related to our corporate structure” beginning on page 12)

●	You are buying shares of a BVI holding company with operations solely conducted in Hong Kong by our Operating Subsidiary.
●	We rely on dividends and other distributions on equity paid by our Operating Subsidiary in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our Operating Subsidiary to make payments to us outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our Operating Subsidiary by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.
●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.
●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Risks related to doing business in Hong Kong (for a more detailed discussion, see “Risk Factors — Risks related to doing business in Hong Kong ” beginning on page 13)

●	The PRC government may exert significant oversight or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Class A Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As advised by our PRC Counsel, based on the PRC laws, rules and regulations as of the date of this prospectus, (i) we are not required to submit an application to the CSRC for its approval of this Offering and the listing and trading of our Class A Ordinary Shares on Nasdaq under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors; (ii) we are not required to conduct filing with or obtain the approval from the CSRC or other relevant PRC authorities for the listing and trading of our securities on Nasdaq under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies; (iii) there were no policies adopted by the PRC government to impose restrictions on our industry that materially impact our business, financial conditions or results of operations; (iv) we are not subject to cybersecurity review by the Cyberspace Administration of China or any other PRC authorities for this Offering; (v) we are not required to obtain any regulatory approval regarding the data privacy and personal information requirements from any PRC authorities for our businesses and operations; and (vi) the Data Security Law is not applicable to us.

The current PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. The changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice. To the extent that any PRC laws and regulations become applicable to our Operating Subsidiary in Hong Kong, we may be subject to the risks and uncertainties associated with the legal system in Mainland China, including enforcement of new laws and changes of rules and regulations from time to time.

2

●	Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.
●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region could impact our Operating Subsidiary.
●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’ operations and/or the value of the securities we are offering.
●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, our principal place of business.
●	There are some political risks associated with conducting business in Hong Kong.
●	We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Ordinary Shares.
●	A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.
●	Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

Risks related to our Class A Ordinary Shares and this Offering (for a more detailed discussion, see “Risk Factors — Risks related to our Class A Ordinary Shares and this Offering ” beginning on page 22)

●	There has been no public market for our Class A Ordinary Shares prior to this Offering, and if an active trading market does not develop, you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.
●	Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of our Class A Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years.
●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.
●	Following this Offering, our Controlling Shareholders will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholders have the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.
●	You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.
●	The laws of BVI provide limited protections for our minority shareholders, so our minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.
●	As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that may differ significantly from the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.
●	Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.
●	The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.
●	You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

3

●	Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.
●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.
●	Our Controlling Shareholders have substantial influence over our business, and our interests may not be aligned with the interests of our other shareholders.
●	The market price for our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.
●	Volatility in our Class A Ordinary Shares price may subject us to securities litigation.
●	Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you would like to liquidate our shares.
●	Underwriter may release or relax the lock-up restrictions imposed on our directors, officers and shareholders holding 5% or more of the issued and outstanding Class A Ordinary Shares whereby availability for sales of substantial amounts of our Class A Ordinary Shares in the public market will increase which could adversely affect the market price of our Class A Ordinary Shares.
●	Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.
●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.
●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, audit and other expenses that we would not incur as a foreign private issuer.
●	If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to U.S. issuers as a “foreign private issuer”, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.
●	Although we currently do not have equity incentive plan nor plan to grant any options under any equity incentive plan, any exercise of options granted, or issue of restricted shares, under an equity incentive plan in the future may result in dilution to our shareholders.
●	You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.
●	We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.
●	Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.
●	The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our Controlling Shareholders, which will hold in the aggregate 98% of the voting power of our Ordinary Shares following the completion of this Offering, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our constitutional documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.
●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Ordinary Shares to significant adverse U.S. income tax consequences.

4

Implications of Our Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with US$3,023,492 in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

(i)	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

(ii)	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

(iii)	are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

(iv)	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

(v)	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

(vi)	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

(viii)	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds US$1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this Offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than US$1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

(i)	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

(ii)	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(iii)	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Implications of Being a Controlled Company

Upon completion of this Offering, our executive directors and co-chairman, Mr. Choi and Mr. Leung will be able to exercise 98% of our total voting power of our issued and outstanding Ordinary Shares, assuming that the underwriter does not exercise their option to purchase additional Class A Ordinary Shares. As such, Mr. Choi and Mr. Leung have the ability to control most matters requiring shareholders’ approval, including the election of directors, amendment of organizational documents, and approval of significant corporate transactions, such as merger, consolidation, or sale of all or substantially all of our assets. We will be a “controlled company” as defined under the Nasdaq listing rules because Mr. Choi and Mr. Leung will hold more than 50% of the voting power for the election of directors. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company”, we could elect not to comply with certain corporate governance requirements in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Transfer of cash to and from our Operating Subsidiary

RCHL is a holding company and has no operations of its own. It conducts its operation in Hong Kong through its sole Operating Subsidiary. RCHL relies on dividends or payments to be paid by our Operating Subsidiary to fund its cash, assets and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt it may incur and to pay its operating expenses. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to RCHL.

Cash is transferred through our organization in the following manner: (i) funds can be transferred from RCHL to our Operating Subsidiary in Hong Kong, in the form of capital contributions or advances, as the case may be; and (ii) funds can be transferred from our Operating Subsidiary in Hong Kong to RCHL in the form of dividends. If RCHL intends to distribute dividends to its shareholders, it will depend on payment of dividends from our Operating Subsidiary to RCHL, and the dividends will be distributed by RCHL to its shareholders in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

For downstream transfer of funds, RCHL is permitted under the laws of the BVI to provide funding to our Operating Subsidiary in Hong Kong through capital contributions or advances without restrictions on the amount of the funds.

In relation to upstream distribution of earnings to our shareholders and U.S. investors, our board of directors may authorize a distribution in the form of dividends at such time and in such amounts as they deem appropriate if our board of directors is satisfied, on reasonable grounds, subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, that immediately after the distribution, the value of our assets will still exceed our liabilities and we will still be able to pay our debts when they fall due. Furthermore, in respect of payment of dividends by our Operating Subsidiary in Hong Kong, according to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of its profits available for distribution (being its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital). Other than the above which would limit our Operating Subsidiary’s ability to make a distribution upwards to RCHL and from RCHL to our shareholders and U.S. investors, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus. There is no further BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us as dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Operating Subsidiary to RCHL.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restriction on any foreign exchange to transfer cash between RCHL and our Operating Subsidiary, across borders and to U.S. investors, nor are there any restrictions and limitations on distribution of earnings from our Operating Subsidiary to RCHL and U.S. investors and amounts owed.

As of the date of this prospectus, (i) we did not plan to declare or pay any dividends on our Company’s shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors; (ii) there were no cash flows, transfers of other assets, dividends or distributions that have been made between RCHL and our Operating Subsidiary; and (iii) there were no dividends or distributions made to U.S. investors.

5

THE OFFERING

Securities offered by us	1,500,000 Class A Ordinary Shares

Over-allotment option	We have granted the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of 225,000 additional Class A Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per Share	We currently estimate that the initial public offering price will be US$4 per Share.

Ordinary Shares outstanding prior to completion of this Offering	13,500,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares. See “Description of Share Capital” for more information.

Ordinary Shares outstanding immediately after this Offering	15,000,000 Class A Ordinary Shares assuming no exercise of the underwriter’s over-allotment option and 3,000,000 Class B Ordinary Shares.

Listing	We intend to apply for the listing of our Class A Ordinary Shares listed on the Nasdaq Capital Market.

Proposed Ticker symbol	“RNBW”

Transfer Agent	[*]

Use of proceeds

We intend to use the proceeds from this Offering for the following purposes:

● US$0.61 million, which is expected to be approximately 14.6% of the net proceeds, for strengthening our corporate finance advisory business by expanding our corporate finance team in Hong Kong;

● US$0.61 million, which is expected to be approximately 14.6% of the net proceeds, for expanding our financial advisory business to serve clients which would like to seek a listing in the U.S.;

● US$1.28 million, which is expected to be approximately 30.4% of the net proceeds, for generating new income streams by providing value-added services to our clients;

● US$1.28 million, which is expected to be approximately 30.4% of the net proceeds, for developing automated FinTech-enabled tools to assist us in providing our corporate finance advisory services; and

● the balance, approximately 10.0%, to fund working capital and for other general corporate purposes.

See “Use of Proceeds” on page 39 for more information.

Lock-up	All of our directors, officers and 5% or greater shareholders have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 7 for a discussion of factors to consider before deciding to invest in our Class A Ordinary Shares.

6

RISK FACTORS

Investing in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below, together with all other information in this prospectus, before deciding to invest in our Class A Ordinary Shares. Additional risks and uncertainties that we are unaware of or that we currently believe are immaterial may also become important factors that adversely affect our business. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks related to our business and industry

Our business performance is highly influenced by the conditions of capital market in Hong Kong.

All our business operations were concentrated in the capital market sector in Hong Kong during the years ended September 30, 2023 and 2024 and up to the date of this prospectus. Any material deterioration in the financial and economic conditions of the capital market in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong capital market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, outcome of the China-United States trade dispute, the U.S. interest rate outlook, and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the capital market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

The corporate finance services industry in which we operate is highly regulated and any material changes to the laws and regulations applicable to us could significantly affect our operations. We cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. For instance, we may need to increase our headcounts if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. The sanctions imposed by the SFC against large sponsor firms for substandard due diligence in several recent widely-publicized cases demonstrate that the SFC expects high standards of sponsor’s conduct and Rainbow Capital will need to continue to enhance its internal controls and systems in respect of its sponsor work in accordance with new regulatory requirements or guidance. If capital ratio requirements increase and certain activities are subject to limitations, the range of services Rainbow Capital offers could be restricted, and revenue growth and profitability could be materially and adversely impacted. Moreover, Rainbow Capital is under the supervision and monitoring of the SFC and the Hong Kong Stock Exchange and must remain fit and proper to the satisfaction of the regulators in order to retain our license(s). The SFC may also conduct regulatory inspections and investigations on our business activities from time to time. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties or disciplinary actions against us, our Responsible Officers, Licensed Representatives or any of our personnel; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us to carry on our business or our Responsible Officers or Licensed Representatives may be banned from the industry, for a specific period of time. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected. See “Regulations” beginning on page 95.

Our future financial performance and ability to succeed may be difficult to predict given that our operating history in the corporate finance services industry in Hong Kong is relatively short.

Our future revenues and cash flows may fluctuate significantly given that our operating history in the corporate finance services industry in Hong Kong is relatively short, rendering it difficult to predict our results of operations and prospects. We started to provide corporate finance services, including IPO sponsorship services, financial advisory services, independent financial advisory services and compliance advisory services in January, 2020.

7

We only have a limited operating history with regards to such business upon which an evaluation of our prospects can be based. Such prospects must be considered in light of the risks, expenses and difficulties encountered by any new company. Such risks include our continued market acceptance as a reliable and attentive corporate finance service provider, ability to develop our business scale, and potential competition from our competitors. There is no assurance that we will sustain profitability or positive cash flow from our existing operations, nor that we will be able, upon completion of the Offering, to expand our operations.

We face fierce competition in the corporate finance services industry in Hong Kong and may lose our competitive edge to our competitors.

There is a significant number of existing market participants in the corporate finance services industry in Hong Kong providing services similar to ours. According to the Frost & Sullivan Report, there were 1,464 licensed corporations and 302 licensed corporations to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities in 2023, respectively. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, wider range of value-adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. We also face competition from local medium and small-sized competitors which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

We are affected by the rules and regulations governing listed companies on the Hong Kong Stock Exchange.

During the years ended September 30, 2023 and 2024 and up to the date of this prospectus, we provided corporate finance services to clients who are primarily listing applicants, listed companies or their shareholders or investors on the Hong Kong Stock Exchange. These clients are required to comply with the Listing Rules, the GEM Listing Rules, the Takeovers Code and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of sponsor in listing applications and the appointment and the role of financial adviser in specific transactions, may affect the demand for and the scope of our corporate finance services which may in turn materially and adversely affect our results of operations.

Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

Our regulated Operating Subsidiary is subject to various regulatory capital requirements, including minimum capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our business and financial position. For example, our SFC licensed Operating Subsidiary, Rainbow Capital, is required under the SFO and the FRR to maintain certain level of liquid capital. See “Regulations” beginning on page 95.

During the years ended September 30, 2023 and 2024 and up to the date of this prospectus, our Operating Subsidiary was in compliance with the relevant regulatory capital requirements. However, if we fail to remain well-capitalized for regulatory purposes, the SFC may take actions against us and our business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

8

The revenue from our corporate finance services business is non-recurring in nature and our profitability is highly unpredictable.

The performance of our corporate finance services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. Since our mandates are negotiated on a project-by-project basis with our clients, revenue generated from our services may fluctuate from time to time and may not recur. The number of projects undertaken by us, the total revenue derived from our businesses and the revenue generated from each client are affected by numerous factors such as market condition, the terms of each engagement, project duration, complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance. There is no assurance that the clients which have previously sought our services will continue to retain us for future businesses. Further, service fees for our corporate finance projects are payable by instalments according to different milestones stipulated in our mandates. We may not receive the mandated payments in full for services provided or after we have expended substantial effort and time as scheduled or at all. Therefore, the revenue generated from each client or engagement differs and we cannot assure that our future engagement fee rates will be comparable to those accepted by our clients during the years ended September 30, 2023 and 2024.

Moreover, the demand for our corporate finance services is heavily dependent on the market conditions. Any adverse market condition or market sentiment will affect clients’ decision on the scale, timing and stock market choices in respect of their fundraising needs, which may lead to lower demand for, delay to or termination of fundraising activities and our services and in turn affect the financial performance of our corporate finance services. If we are unable to continuously secure new mandates, or if the market conditions become unfavorable, our business and results of operations may be materially and adversely affected.

In these circumstances, our revenue and profitability may fluctuate from year to year and our financial performance is highly unpredictable.

We may be unable to receive mandated payments in a timely manner or in full if milestone events stipulated in our mandates for IPO sponsorship, financial advisory, independent financial advisory and underwriting services are not achieved as stipulated or if client withdraws from or terminates the transaction.

During the years ended September 30, 2023 and 2024 and up to the date of this prospectus, our business was heavily premised on the provision of IPO sponsorship, financial advisory services and independent financial advisory services, which constituted a substantial portion of our corporate finance services business. The payment terms of our mandates for these services normally involve an initial retainer fee and progress payments based on milestones achieved, and not necessarily based on the time or costs we have incurred for the project. Underwriting commission is payable to us upon successful completion of an IPO or the fundraising exercise where we act as an underwriter. If a milestone is not achieved or if a transaction is terminated before completion, our clients may delay in settling our invoices which are presented to them when due, or not settle them at all. In the case of default payments, if we have already incurred significant amount of costs and expenditures for the project and the initial retainer fee or any progress payments received do not cover our total costs incurred, our results of operations may be materially and adversely affected. Failures or delays in receiving payments from our clients may adversely affect our cash flow position and our ability to meet the working capital requirement. The grant of approvals by the regulators such as the Hong Kong Stock Exchange and the SFC on the relevant transactions will usually affect the project timeline. Failure in obtaining the necessary approvals as stipulated or at all could result in the delay or abortion of the transactions.

We rely on our key management and professional staff, the loss of whom may affect our operations.

As of the date of this prospectus, we had 8 employees, comprising of 2 management and compliance personnel and 6 project execution staff. We are led by our experienced management and professionals with substantial expertise in supervising and leading execution of corporate finance projects, formulating corporate strategies and monitoring risks and compliance. As of the date of this prospectus, Mr. Choi and Mr. Leung, our founders, controlling shareholders and executive directors, had over 18 years of experience in corporate finance, accounting and auditing. Leveraging on their in-depth knowledge, experience and network in the corporate finance industry, we have been successfully expanding our business and client base. Mr. Choi currently serves as (i) an executive director and the chief financial officer of Alpha Technology Group Limited, a company listed on the Nasdaq Capital Market (stock code: ATGL); (ii) a non-executive director of TOMO Holdings Limited, a company listed on the Main Board (stock code: 6928.HK); and (iii) an executive director, a member of the investment committee and an authorized representative of Carry Wealth Holdings Limited, a company listed on the Main Board (stock code: 643.HK), and has extensive experience in managing a public company.

Our senior management, Ms. Cheng Pui Kei Nicole and Mr. Shum Ka Sun Daniel, have over 10 years of experience in corporate finance. They have participated in various corporate finance transactions including IPO, merger and acquisition, general offer, privatization, etc. Leveraging on their experience and network in the industry, we have been successfully expanding our client base and source of deals and transactions. However, we cannot assure you that we can retain the services of our key management and find suitable replacement if any of them terminate their engagement with us given the competition for experienced and competent personnel in the industry is intense.

Other than our senior management, we also rely on our professional staff to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients and procure new clients. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations.

There is no guarantee that our officers will not have other business activities that may have potential conflict of interests with our business.

As of the date of this prospectus, our chief executive officer, Mr. Choi, serves as (i) an executive director and the chief financial officer of Alpha Technology Group Limited, a company listed on the Nasdaq Capital Market (stock code: ATGL); (ii) a non-executive director of TOMO Holdings Limited, a company listed on the Main Board (stock code: 6928.HK); and (iii) an executive director, a member of the investment committee and an authorized representative of Carry Wealth Holdings Limited, a company listed on the Main Board (stock code: 643.HK). Although the above-mentioned companies in which Mr. Choi serves as a director or executive officer have businesses and customer bases different from us and therefore have no conflict of interests with our business, there is no guarantee that our officers will not have other business activities that may have potential conflict of interests with our business in the future. As advised by Mr. Choi, he will dedicate 80% of his time to our business and 20% of his time to other business activities.

9

Our financial result for the year ending September 30, 2025 is expected to be adversely affected by the non-recurring listing expenses.

Our directors are of the view that the financial result of our Group for the year ending September 30, 2025 is expected to be adversely affected by the listing expenses in relation to the offering, the nature of which is non-recurring. See “Expenses related to this Offering” for details. Part of the listing expenses is expected to be accounted for as a deduction from equity upon listing while part of the listing expenses has been and is expected to be recognized as expenses in our consolidated statements of income which is expected to be recognized for the year ending September 30, 2025. Accordingly, our operations and comprehensive financial performance for the year ending September 30, 2025 may be adversely impacted, and may or may not be comparable to our financial performance in the past.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

Our corporate finance services business may be subject to professional liabilities.

We provide professional advices when providing corporate finance services to our clients. Our clients relying on our professional advice may suffer loss as a result of our negligence in providing such advice and may claim compensation against us. We are therefore exposed to the risks arising from, among others, possible claims or lawsuits in respect of professional negligence and employee infidelity. Although we have adopted relevant internal control measures, there is no assurance that the measures can completely eliminate all future possible professional negligence and/or employee infidelity. Should we experience any event of professional liabilities, such as claims or lawsuits, our prospects, financial condition and reputation could be materially and adversely affected.

We are subject to various risks due to violation of obligations and standards that we are subject to, illegal or improper activities committed by and misconduct of our personnel or third parties.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients or engaging in fraudulent, improper or illegal activities. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

10

It is not always possible to identify and deter fraud, misconduct or errors by directors, officers, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

Our reputation may be damaged due to negative events about our business.

Our reputation is susceptible to damage in case of any negative events in relation to our operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against us or our employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our reputation and in turn our business activities and results of operations.

We may be unable to successfully implement or implement in full our future business strategies.

Our success is dependent on, among other things, our proper and timely execution of our future business strategies. Leveraging on our competitive strengths, our Group has formulated the following business strategies: (i) strengthening our Group’s corporate finance services business by expanding our corporate finance team; (ii) expanding our financial advisory business to serve clients which would like to seek a listing in the U.S.; and (iii) generating new income streams by providing value-added services to our clients, leveraging on our existing client base. Our future business strategies may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with financial risk, operational risk, market risk and credit risk as our business and client base expand and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business strategies will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our compliance and risk management system may become ineffective or inadequate.

We maintain and implement a compliance and risk management system which is designed in response to our business operations and risk exposures. We have established a compliance team comprising Mr. Choi and Mr. Leung and responsible for monitoring our overall compliance according to our internal control policies, operational guidelines and procedures and applicable regulatory requirements and reporting in this regard to our board of directors from time to time. There is no assurance that our compliance and risk management system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial and regulatory environment in which we operate. We cannot assure that our compliance and risk management system has no deficiencies or inherent limitations, or that it can fully prevent us from our employee misconduct. Such deficiencies or inherent limitations may result in fines or disciplinary actions against us imposed by regulators, and may adversely affect our financial condition and results of operations.

11

Risks related to our corporate structure

You are buying shares of a BVI holding company with operations solely conducted in Hong Kong by our Operating Subsidiary.

RCHL is a holding company incorporated in the BVI with no business operations of its own. Our operations are conducted by our Operating Subsidiary, Rainbow Capital, which was incorporated under the laws of Hong Kong. This structure involves unique risks to the investors, and the PRC regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Investors are cautioned that you are buying shares of a BVI holding company with operations solely conducted in Hong Kong by our Operating Subsidiary. You are not directly investing in, and may never hold equity interests of Rainbow Capital. Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment.

We rely on dividends and other distributions on equity paid by our Operating Subsidiary in Hong Kong to fund any cash, assets and financing requirements we may have and any limitation on the ability of our Operating Subsidiary to make payments to us outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our Operating Subsidiary by the PRC government to transfer cash or assets in the future could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

We are a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity from our Operating Subsidiary in Hong Kong for our cash, assets and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized loss) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid to us.

The PRC laws and regulations do not currently have any material impact on transfers of cash or assets from our Operating Subsidiary to our holding company, our shareholders and U.S. investors. However, to the extent that any cash or assets of our business are in Hong Kong or held by a Hong Kong entity, it is possible that such cash or assets may not be available to fund operations or for other use outside of Hong Kong due to potential imposition of restrictions and limitations by the PRC government on the ability of RCHL or the Operating Subsidiary to transfer cash or assets within our Group or to our investors. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. Any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. In such case, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless.

12

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

There is currently no arrangement for the reciprocal enforcement of judgments between Hong Kong and the United States. However, a judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong under common law by bringing an action in a Hong Kong based court on that judgment for the amount due thereunder, and subsequently seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment meets various conditions. See “Enforceability of Civil Liabilities” on page 136. Moreover, all of our assets are located outside the United States. In addition, all our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Shareholder claims or regulatory investigations that are common in the United States are generally difficult to pursue as a matter of law or practicality in Mainland China. For example, in Mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside Mainland China. Although the authorities in Mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of Mainland China. While detailed interpretation of or implementation rules under the same article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, the SFC is a signatory to the International Organisation of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the SFO which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, our operations are conducted outside the United States, and all of our assets are located outside the United States. All our directors and officers are Hong Kong citizens or residents and a substantial portion of their assets are located outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Risks related to doing business in Hong Kong

The PRC government may exert significant oversight or may exert more control over offerings conducted overseas and/ or foreign investment in Hong Kong based issuers, which could result in a material adverse change in our operations, and/or the value of our Class A Ordinary Shares we are registering for sale or our ability to offer or continue to offer securities to investors. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As we solely conduct business in Hong Kong, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in the PRC generally.

13

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. This indicated the PRC government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to Hong Kong companies including our Operating Subsidiary in the future. The PRC government may also exert significant oversight over our operations in Hong Kong, which could result in material change in our operations and/or value of our Class A Ordinary Shares. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The current PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our Operating Subsidiary, we may be subject to additional statutory requirements and regulations.

Although we have direct ownership of the Operating Subsidiary and we currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in Mainland China, we may become subject to the PRC laws and regulations to the extent any of our subsidiaries commences business and/or operations in Mainland China as a result of any future acquisition, expansion or organic growth. As of the date of this prospectus, our directors did not intend to carry out any business or operation in Mainland China for our Operating Subsidiary.

CSRC Filing or approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. As advised by our PRC Counsel, based on the PRC laws and regulations currently in effect as of the date of this prospectus, we are not required to submit an application to the CSRC for its approval of this Offering and the listing and trading of our Class A Ordinary Shares on Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules promulgated by the relevant PRC regulatory agencies. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion as we do.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC-based companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and the Data Security Law. As advised by our PRC Counsel, as of the date of this prospectus, no official guidance or related implementation rules had been issued. As a result, the Opinions remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities.

14

On December 24, 2021, the CSRC, together with other relevant government authorities in the PRC, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations requires that any overseas issuance and listing shall complete the filing procedures and submit the relevant information to the CSRC. An overseas issuance and listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas issuer holding the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be regarded as an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, an issuer shall be required to go through the filing procedures with the CSRC if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by Mainland China companies; and (ii) the main parts of the issuer’s business activities are conducted in Mainland China or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. If the above criteria are both met, among other requirements, (i) domestic companies that seek to offer or list their securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC. If a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (ii) where a domestic company seeks to indirectly offer and list its securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

As advised by our PRC Counsel, as of the date of this prospectus, we are not required to conduct filing with or obtain the approval from the CSRC or other relevant PRC governmental authorities for the listing and trading of our securities on Nasdaq under the Trial Measures because as of the date of this prospectus, our Operating Subsidiary is incorporated and located in Hong Kong and operates therein without any business operation, subsidiary or VIE structure in Mainland China, and we do not maintain any office or personnel in Mainland China. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

On the other hand, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules promulgated by the relevant PRC regulatory agencies. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do.

If it is determined that any CSRC approval, filing or other governmental authorization is required for this Offering or our future offering, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, it could be rescinded. If we fail to acquire such approval, we may face sanctions by the CSRC or other PRC regulatory agencies. These sanctions may include fines and penalties on future operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our future offering before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. And if the Operating Subsidiary or the holding company were denied permission from the relevant PRC authorities to list in the U.S., we will not be able to continue listing in the U.S., which would materially affect the interest of the investors.

As of the date of this prospectus, we have not received any inquiry or notice or any objection to this Offering from the CSRC or any other PRC authorities that have jurisdiction over our operations in Hong Kong. However, the PRC legal system is evolving rapidly, and enforcement of certain laws, regulations and rules may further change or develop and thus involves uncertainties. Any future action taken by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or any other PRC authorities could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

15

As of the date of this prospectus, the PRC government currently does not exert direct influence and discretion over the manner we conduct our business activities in Hong Kong, outside of Mainland China. Hence, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers, particularly, those adopting VIE structures, as we do not currently have any VIE or contractual arrangements in Mainland China.

Notwithstanding the above, if in the future our corporate structure were to contain a VIE, the PRC regulatory authorities could disallow such VIE structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, causing the value of our securities to significantly decline or in extreme cases, become worthless.

New policies on different industries

The PRC government has also published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. As advised by our PRC Counsel, as of the date of this prospectus, there were no policies adopted by the PRC government to impose restrictions on our industry that materially impact our business, financial conditions or results of operations.

Cybersecurity review

The PRC government issued new rules that would require companies collecting or holding large amounts of data or critical data to undergo a cybersecurity review prior to overseas listing significantly tightening oversight over PRC-based companies.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of Mainland China that is carried out outside of Mainland China where (i) such processing is for the purpose of providing services to natural persons within Mainland China, (ii) such processing is to analyze or evaluate the behavior of natural persons within Mainland China, or (iii) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), jointly with the relevant authorities, promulgated the Cybersecurity Review Measures (the “Measures”) which took effect on February 15, 2022 and replaced the former Cybersecurity Review Measures (2020) issued on July 10, 2021. The Measures provide that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security (together with the operators of critical information infrastructure, the “Operator(s)”), shall conduct a cybersecurity review and that any online platform operator who controls more than one million users’ personal information shall be subject to a cybersecurity review if it seeks to be listed in a foreign country. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. The publication of the Measures expands the application scope of the cybersecurity review to cover data processors and indicates greater oversight by the CAC over data security, which may impact our business and this Offering in the future.

As advised by our PRC Counsel, our Operating Subsidiary will not be regarded as an Operator under the Measures and is therefore not required to conduct a cybersecurity review before seeking a listing in the U.S., because (i) our Operating Subsidiary did not or does not operate an online platform that collects or processes personal information in Mainland China; and (ii) as of the date of this prospectus, our Operating Subsidiary had not been informed by any PRC governmental authority that it has to file for a cybersecurity review. Therefore, our PRC Counsel is of the view that we are not subject to the requirements under the Measures.

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Data Security Law

The Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of Mainland China as well as data processing activities conducted outside the territory of Mainland China which jeopardize the national interest or the public interest of the PRC or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, we did not have any operation or maintain any office or personnel in Mainland China, and we had not conducted any data processing activities which might endanger the national interest or the public interest of the PRC or the rights and interest of any PRC organization and citizens. On this basis, our PRC Counsel is of the view that the Data Security Law is not applicable to us.

The operation of our business is entirely in Hong Kong. It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to cover our Operating Subsidiary in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to exert control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary in Hong Kong. Any actions taken by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The current PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. The changes in the policies, laws, regulations, rules, and the enforcement of laws of Mainland China may also occur quickly with little advance notice. To the extent that any PRC laws and regulations become applicable to our Operating Subsidiary in Hong Kong, we may be subject to the risks and uncertainties associated with the legal system in Mainland China, including enforcement of new laws and changes of rules and regulations from time to time.

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Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including Mainland China where we have no operations and do not maintain any office or personnel, cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain.

As stated above, as a corporate finance services provider, we did not or do not operate an online platform that collects or processes personal information in Mainland China, nor have we conducted any data processing activities which may endanger the national interest or the public interest of Mainland China or the rights and interest of any Mainland China organization and citizens. Therefore, as advised by our PRC counsel, we are not subject to cybersecurity review by the CAC or any other PRC authorities for this Offering and are not required to obtain any regulatory approval regarding the data privacy and personal information requirements from the CAC or any other PRC authorities for our businesses and operations because all of our operations take place in Hong Kong.

However, we may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations in Hong Kong related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information. These laws and regulations apply to transfer of information within our organization. These laws and regulations may restrict our business activities and lead to increased costs and efforts for compliance, and any breach or non-compliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (the “PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (the “Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (i) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (ii) if the data user holds such data, the right to be supplied with a copy of such data; and (iii) the right to request correction of any data they consider to be inaccurate. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission of other offences to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Privacy Commissioner may provide legal assistance to the aggrieved data subjects if it deems fit to do so.

Our directors confirm that our Group has been in compliance with the data privacy and personal information requirements of the PDPO since commencement of our businesses in January 2020. However, if our Group violates any provisions of the PDPO in the future, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

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The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the then U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as HKSAR chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under the HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law”. In July 2021, the then U.S. President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and the HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. National laws and regulations of the PRC relating to data protection, cybersecurity and anti-monopoly have not been listed in Annex III to the Basic Law. Therefore, such laws and regulations do not apply directly to Hong Kong and will not impact our ability to conduct business in Hong Kong, accept foreign investment or list on a foreign exchange. Further, there is no legislation mandating that the laws in Hong Kong shall be in line with those in the PRC. The Basic Law ensured that Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues to adopt the English common law system.

Despite the foregoing, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights and listing our Ordinary Shares on Nasdaq. This could, in turn, materially and adversely affect our Operating Subsidiary’ business and operations in Hong Kong. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce the agreements with our customers.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, our principal place of business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our suppliers, and our other business partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

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Tariffs could increase the cost of the services and products, which could affect our customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on our customers’ confidence, which could materially and adversely affect our business. We may also have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our customers, and we cannot assure whether such actions will occur or the form that they may take.

There are some political risks associated with conducting business in Hong Kong.

Our Operating Subsidiary’s operations are principally based in Hong Kong. Accordingly, our Operating Subsidiary’s business operations and financial conditions will be affected by the political and legal developments in Hong Kong. For the years ended September 30, 2023 and 2024, we derived all of our revenue from our operation in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, and civil disturbance or disobedience may affect our principal place of business and may adversely affect the business operations of our Operating Subsidiary. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such environment may pose an immediate threat to the stability of the Hong Kong economy, thereby directly and adversely affecting our results of operations and financial position.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from the PRC and the then President Donald Trump signed an executive order and the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions among the U.S., Mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events in Hong Kong may adversely affect our Operating Subsidiary’s business operations. Such adverse events may include changes in economic conditions, regulatory environment, social and/or political conditions, and civil disturbance or disobedience as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiary’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, any legislative or administrative actions in respect of China-U.S. relations could affect investors’ confidence in the prospect of our Group, and the market price of our Ordinary Shares could be adversely affected.

We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Ordinary Shares.

RCHL, our holding company, was incorporated in the BVI and our Operating Subsidiary was incorporated in Hong Kong. Since our principal place of business is in Hong Kong, we receive most of our revenue in Hong Kong dollars. Under our current corporate structure, our holding company in the BVI relies on dividend payments, directly from our Operating Subsidiary, to fund any cash, assets and financing requirements we may have.

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There is currently no restriction or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restriction on any foreign exchange to transfer cash between RCHL and our Operating Subsidiary, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our Operating Subsidiary to RCHL and then to U.S. investors.

The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash or assets between our Company and our Operating Subsidiary. However, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those to be enacted or promulgated in the future will become applicable to our Operating Subsidiary in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent that our cash and other assets are located in Hong Kong and needed to be used to fund our overseas operation in the future, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there is no assurance that the PRC government will not impose restrictions on our ability to transfer or distribute cash or other assets within our organization, which could restrict or prohibit us from making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

A downturn in the economic, political or social conditions in Hong Kong, Mainland China and other countries or changes to government policies of Hong Kong and Mainland China could materially and adversely affect our business and financial condition.

Our operations are solely located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant extent by the political, economic and social conditions and economic growth in Hong Kong and Mainland China as a whole.

Mainland China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While Mainland China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources.

Economic conditions in Hong Kong and Mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or PRC economy may affect potential customers’ confidence in the Hong Kong financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Furthermore, on July 14, 2020, the then U.S. President Donald Trump signed the HKAA and an executive order to revoke the preferential trade status of Hong Kong, pursuant to section 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify differential treatment in relation to the PRC, as a response to the National People’s Congress of China imposing the Hong Kong National Security Law on Hong Kong, which came into effect on June 30, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to section 3(c) of the executive order issued on July 14, 2020, the license exceptions for exports and reexports to Hong Kong and transfer within the PRC were revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs imposed on Mainland China by the U.S. will also be applied to Hong Kong exports.

Any sudden downturn in the global economic and political environments, which are beyond our control, may adversely affect the financial market in Hong Kong. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish market activities, resulting in a reduction in demand for our corporate finance advisory services, which will in turn have an adverse impact on our business and operating performance.

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Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

Section 132 of the SFO requires prior approval from the SFC for any company or individual to become a substantial shareholder of a SFC licensed company in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in or is entitled to control the exercise of the voting power of more than 10% of the total number of issued shares of the licensed company, or exercises control of 35% or more of the voting power of a company that controls more than 10% of the voting power of the licensed company. This regulatory requirement may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of our shares upon the consummation of a future proposed business combination.

Risks related to our Class A Ordinary Shares and this Offering

There has been no public market for our Class A Ordinary Shares prior to this Offering, and if an active trading market does not develop, you may not be able to resell our Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We will apply for our Class A Ordinary Shares to be listed on the Nasdaq Capital Market. There is no guarantee that our application will be approved by the SEC or Nasdaq. If an active trading market for our Class A Ordinary Shares does not develop after this Offering, the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected. You may not be able to sell any Class A Ordinary Shares that you purchase in this Offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investments in our Class A Ordinary Shares.

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of our Class A Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years.

U.S. public companies that have substantially all of their operations in the PRC (including Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of this negative attention has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in the PRC.

On April 21, 2020, the then SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including the PRC, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in the PRC, higher risks of fraud in emerging markets and the difficulty in bringing and enforcing regulatory actions from SEC, Department of Justice and other U.S. regulatory bodies, including in instances of fraud, in emerging markets generally.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”; (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

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On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed a bill which was passed by the U.S. House of Representatives and signed into law on December 29, 2022, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. On January 10, 2022, the final rules adopted by the SEC relating to the HFCAA became effective. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction.

On December 16, 2021, SEC announced that the PCAOB designated the PRC and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report of our Company included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. As of the date of this prospectus, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, such lack of inspection could cause the trading in our Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist our Company’s securities.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist whether this new framework will be fully complied with.

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The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from PRC Companies to the then President of the United States. This report recommended the SEC to implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the requirements under the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, such lack of inspection could cause our securities to be delisted from Nasdaq.

The recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience in relation to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in Mainland China and Hong Kong and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market).

In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainties to investors, adversely affecting the market price of our Ordinary Shares. In addition, our Ordinary Shares could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement.

As a result of such scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our Offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing and expanding our business. If such allegations are not proven to be groundless, we and our Operating Subsidiary’ business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

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As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Class A Ordinary Shares less attractive to investors but nevertheless, we will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Prior to the completion of this Offering, RCHL as a privately held company was not required to comply with certain corporate governance and financial reporting practices and policies required by a publicly traded company. Upon completion of this Offering, we will become a public company and expect to incur significant legal, accounting, audit and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. We have elected not to opt-out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, may not adopt the new or revised standard until the time private companies are required to adopt the new or revised standard. This may make comparison of our financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used.

For so long as we remain as an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

(i)	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

(ii)	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;

(iii)	not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

(iv)	reduced disclosure obligations regarding executive compensation; and

(v)	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of the extended transition period for complying with any new or revised accounting standards.

We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on the above exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that may require prospective or retrospective changes in our financial statements or identify other areas for further attention or improvement. In addition, as long as we are an “emerging growth company”, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management might not be able to identify. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which will require us to incur the expense of remediation. As a result, shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

Auditors of U.S. public companies are required by law to undergo periodic PCAOB inspections that assess their compliance with U.S. law and professional standards in connection with their performance of audits of financial statements filed with the SEC. These PCAOB inspections could result in findings in our auditor’s quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and cast doubt upon the accuracy of our published audited financial statements.

We will remain as an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter; (ii) the end of the financial year during which we have total annual gross revenues of US$1.235 billion or more; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debts; or (iv) the last day of our financial year following the fifth anniversary of the completion of this Offering.

After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort towards ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and other public company reporting obligations. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Following this Offering, our Controlling Shareholders will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholders have the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Upon completion of this Offering, our Controlling Shareholders will beneficially own 98% of the aggregate voting power of our issued and outstanding Ordinary Shares. As a result, our Controlling Shareholders will have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

(i)	the requirement that our director nominees must be selected or recommended solely by independent directors; and

(ii)	the requirement that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

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Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company”, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on these exemptions during the period we remain as a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

You may have more difficulty in protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs will be governed by the provisions of our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and by the provisions of applicable BVI law. The rights of our shareholders and the fiduciary responsibilities of our directors and executive officers under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

The rights of our shareholders and the fiduciary responsibilities of our directors and executive officers are to a large extent governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI.

As a result of the foregoing, holders of our Class A Ordinary Shares may have more difficulty in protecting their interests through actions against our directors, management and/or major shareholders than they would as shareholders of a U.S. corporation whose directors, management and/or major shareholders might also be incorporated, resident, or otherwise established in a U.S. jurisdiction.

The laws of BVI provide limited protections for our minority shareholders, so our minority shareholders will not have the same options as to recourse in comparison to the U.S. if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protections under the BVI statutory laws are derivative actions, actions brought by one or more shareholders for relief from unfair prejudice, oppression and unfair discrimination and/or to enforce the BVI Act or the memorandum and articles of association of a BVI company. Shareholders are entitled to have the affairs of the BVI company conducted in accordance with the BVI Act and its memorandum and articles of association, and are entitled to payment of the fair value of their respective shares upon dissenting from certain enumerated corporate transactions.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on the United Kingdom company law, since the common law of the BVI for business companies is limited. Under the general rule pursuant to the United Kingdom company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to the domestic company law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the domestic company law or the provisions of the company’s memorandum and articles of association, the courts may grant relief. The rights under the BVI Act and the memorandum and articles of association of a BVI company may be more limited than the rights afforded to minority shareholders under the laws of states in the United States.

A member of a BVI company is entitled, on giving written notice to the company, to inspect:

(i)	the memorandum and articles of association;

(ii)	the register of members;

(iii)	the register of directors; and

(iv)	the minutes of meetings and resolutions of members and of those classes of members of which he is a member,

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and to make copies of or take extracts from the documents and records referred to in (i) to (iv) above.

Subject to the memorandum and articles of association of the BVI company, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (ii), (iii) or (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, the member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that may differ significantly from the Nasdaq Capital Market listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a BVI business company to be listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this Offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities may meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that the PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, and Nasdaq had concerns that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small. The insiders of our Company will still hold a large portion of our Company’s listed securities following the consummation of this Offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

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The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiation between us and the underwriter and may vary from the market price of our Class A Ordinary Shares following our initial public offering, which does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the price at which our Class A Ordinary Shares will be traded after this Offering will not decline below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed the initial public offering price. As a result, investors may experience a significant decrease in the value of our Class A Ordinary Shares due to insufficient or a lack of market liquidity of our Class A Ordinary Shares.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our Class A Ordinary Shares. Assuming no exercise of the over-allotment option by the underwriter, if you purchase shares in this Offering, you will incur immediate dilution in the pro forma net tangible book value per share from the price per Class A Ordinary Share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. See “Dilution” on page 43.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of issued and outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our shares could decline as a result of sales of a substantial amount of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise additional funds through future offerings of our Class A Ordinary Shares. 1,500,000 Class A Ordinary Shares are issued in this Offering, if the underwriter does not exercise its over-allotment option. All of the shares sold in this Offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale” on page 128.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Class A Ordinary Shares could decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Our Controlling Shareholders have substantial influence over our business, and our interests may not be aligned with the interests of our other shareholders.

Upon completion of this Offering, our Controlling Shareholders will continue to own over 50% of the voting power of our outstanding Ordinary Shares. See “Following this Offering, our Controlling Shareholders will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholders have the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” under Nasdaq rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders” on page 26 for details.

Our Controlling Shareholders may have the authority to take actions that are not in the best interests of our other shareholders, even if opposed by them. These actions may include crucial decisions regarding mergers, consolidations, sales of assets, director elections, dividend declarations, and other significant corporate actions that can impact our Company’s future. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our Company.

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The market price for our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

The market price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under-performance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based companies listed in the U.S., which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and PRC companies may also negatively affect the attitudes of investors towards Hong Kong and PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares. The market price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations due to factors, such as:

(i)	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

(ii)	actual or anticipated fluctuations in our operating results;

(iii)	changes in financial estimates by securities research analysts;

(iv)	negative publicity, studies or reports;

(v)	our capability to catch up with the technology innovations in the industry, and maintain such technological innovations, once attained;

(vi)	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

(vii)	additions or departures of key personnel;

(viii)	litigation or regulatory proceedings involving us, our directors, officers or Controlling Shareholders;

(ix)	realization of any risk factor presented in this prospectus;

(x)	changes in investors’ perception of our Company and the investment environment;

(xi)	economic, social and political conditions in Hong Kong and Mainland China;

(xii)	the trading liquidity of our Class A Ordinary Shares;

(xiii)	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

(xiv)	offerings of additional Class A Ordinary Shares.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Class A Ordinary Shares.

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Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you would like to liquidate our shares.

Assuming our Class A Ordinary Shares begin trading on the Nasdaq Capital Market, our Class A Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as our Company or purchase or recommend the purchase of our shares until such time when we become more seasoned. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

Underwriter may release or relax the lock-up restrictions imposed on our directors, officers and shareholders holding 5% or more of the issued and outstanding Class A Ordinary Shares whereby availability for sales of substantial amounts of our Class A Ordinary Shares in the public market will increase which could adversely affect the market price of our Class A Ordinary Shares.

In connection with this Offering, our directors, officers and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed not to sell any of our Class A Ordinary Shares or are otherwise subject to similar lockup restrictions for 6 months after the effective date of this prospectus without the prior written consent of the representatives of the underwriter, subject to certain exceptions. However, the underwriter may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. See “Underwriting” on page 137.

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Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of the BVI laws. According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of such company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our Operating Subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares. See “Dividend Policy” on page 40.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

By virtue of being a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers including:

(i)	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

(ii)	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

(iii)	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(iv)	the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, audit and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon completion of this Offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose.

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We will lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and our management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we are exempt from certain corporate governance standards applicable to US issuers as a “foreign private issuer”, our Class A Ordinary Shares may not be listed or may be delisted, which could negatively impact the price of our Class A Ordinary Shares and your ability to sell them.

We will seek to have our Class A Ordinary Shares approved for listing on the Nasdaq Capital Market upon consummation of this Offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our Class A Ordinary Shares are listed on the Nasdaq Capital Market, we cannot assure you that our Class A Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In addition, following this Offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules in the future. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our Class A Ordinary Shares could be subject to delisting.

If the Nasdaq Capital Market delists our Class A Ordinary Shares from trading, we could face significant consequences, including:

(i)	a limited availability for market quotations for our Class A Ordinary Shares;

(ii)	reduced liquidity with respect to our Class A Ordinary Shares;

(iii)	a determination that our Company is a “penny stock” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

(iv)	limited amount of news and analyst coverage; and

(v)	a decreased ability to issue additional securities or obtain additional financing in the future.

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Although we currently do not have equity incentive plan nor plan to grant any options under any equity incentive plan, any exercise of options granted, or issue of restricted shares, under an equity incentive plan in the future may result in dilution to our shareholders.

Prior to the closing of this Offering, we do not intend to adopt an equity incentive plan. However, we may consider to adopt an equity incentive plan and grant options under such equity incentive plan after this Offering to reward and incentivize our staff for their past and future contribution. Following the issuance of new Ordinary Shares upon exercise of any options that may be granted under such equity incentive plan, there will be an increase in the number of issued Ordinary Shares. As such, there may be a dilution or reduction of shareholding of existing shareholders which will result in a dilution or reduction of our earnings per Ordinary Share and net asset value per Ordinary Share. In addition, the fair value of options to be granted to eligible participants under the equity incentive plan will be charged to our consolidated statements of operations and comprehensive income over the vesting periods of the options. Fair value of the options shall be determined on the date of grant of the options. Accordingly, our financial results and profitability may be materially and adversely affected.

You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or this Offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Class A Ordinary Shares.

We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of such claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

(i)	substantial payments to satisfy judgments, fines or penalties;

(ii)	substantial legal fees and costs;

(iii)	additional compliance and licensing requirements;

(iv)	loss of productivity and high demands on management time;

(v)	criminal sanctions or consent decrees; and

(vi)	damage to our brand and reputation.

Any such matters can have a material and adverse impact on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

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Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.

Future issuances of our Class B Ordinary Shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of our Class A Ordinary Shares. In addition, there might be impact of the conversion of our Class B Ordinary Shares on holders of our Class A Ordinary Shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any Class B holder retains their shares.

The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with our Controlling Shareholders, which will hold in the aggregate 98% of the voting power of our Ordinary Shares following the completion of this Offering, preventing you and other shareholders from influencing significant decisions, including the election of directors, amendments to our constitutional documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this prospectus and immediately prior to the closing of this Offering, there were 13,500,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by our shareholders. Each Class A Ordinary Share confers upon its holder the right to one (1) vote and each Class B Ordinary Share confers upon its holder the right to twenty (20) votes, at a meeting of the shareholders or on any resolution of shareholders.

The Class B Ordinary Shares outstanding are beneficially owned by Mr. Choi and Mr. Leung, representing approximately 81.63% of the aggregate voting power of our outstanding Ordinary Shares as of the date of this prospectus and immediately prior to the closing of this Offering. Upon completion of this Offering, Mr. Choi and Mr. Leung will hold 98% of the aggregate voting power, assuming that the underwriter does not exercise its over-allotment option. Because of the twenty-to-one voting ratio between our Class B and Class A Ordinary Shares, Mr. Choi and Mr. Leung will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the Class B Ordinary Shares represent at least 51% of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of our Class A Ordinary Shares to influence corporate matters for the foreseeable future. Furthermore, should the Company decide to issue additional Class B Ordinary Shares in the future, the twenty-to-one voting ratio between the two classes of our Ordinary Shares will result in further dilutive effect on the holders of our Class A Ordinary Shares.

As a result, for so long as Mr. Choi and Mr. Leung own a controlling or significant voting interest in our Ordinary Shares, our Controlling Shareholders generally will be able to control or significantly influence, directly or indirectly, and subject to applicable law, most matters requiring shareholder approval, including:

(i)	the election of directors;

(ii)	through our board of directors, determinations with respect to our business direction and policies, including the appointment and removal of officers;

(iii)	determinations with respect to significant corporate transactions, such as mergers, consolidations or sales of all or substantially all of our assets;

(iv)	changes to our Amended and Restated Memorandum and Articles of Association; and

(v)	our capital structure.

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As long as Mr. Choi and Mr. Leung own a controlling or significant voting interest in our Ordinary Shares, investors in this Offering may not be able to affect the outcome of the above corporate actions.

Mr. Choi and Mr. Leung may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate actions might be taken even if other shareholders, including those who purchase our shares in this Offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale or other liquidity event and might ultimately affect the market price of our Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class capital structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class capital structures and temporarily barred new dual-class listings from certain of its indices. However, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from these indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our dual-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from certain stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Ordinary Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a PFIC for any taxable year in which either (i) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income; or (ii) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, similar expressions or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors including those listed under “Risk Factors,” that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

(i)	our goals and growth strategies

(ii)	our future business development, financial condition and results of operation;

(iii)	our expectations regarding demand for our services;

(iv)	our expectations regarding our relationships with our investors and/or borrowers;

(v)	competition in our industry;

(vi)	relevant government policies, laws and regulations relating to our industry;

(vii)	continued market acceptance of our services;

(viii)	protection of our intellectual property rights;

(ix)	changes in the laws that affect our operations;

(x)	fluctuations in operating results;

(xi)	inflation and fluctuations in foreign currency exchange rates;

(xii)	dependence on our senior management and key employees;

(xiii)	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

(xiv)	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

(xv)	capabilities of our business operations;

(xvi)	changes in general economic, business and industry conditions; and

(xvii)	other risks and uncertainties indicated in this prospectus, including those set forth under “Risk Factors” beginning on page 7.

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These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors”. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this prospectus and the documents that we make reference to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The corporate finance services industry in Hong Kong, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A Ordinary Shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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USE OF PROCEEDS

Based upon an assumed initial public offering price of US$4 per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately US$4.2 million if the underwriter does not exercise their over-allotment option.

We plan to use the net proceeds we receive from this Offering for the following purposes:

●

US$0.61 million, which is expected to be approximately 14.6% of the net proceeds, for strengthening our corporate finance advisory business by expanding our corporate finance team in Hong Kong.

We intend to strengthen our corporate finance services business by recruiting additional experienced professional staff in Hong Kong to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to provide our existing corporate finance services.

●

US$0.61 million, which is expected to be approximately 14.6% of the net proceeds, for expanding our financial advisory business to serve clients which would like to seek a listing in the U.S.

We plan to collaborate with suitable investment banks or other licensed financial institutions in the U.S. and/or recruit suitable talents in Hong Kong and the U.S. to better serve our clients through advising them on corporate structure, financial management and corporate governance and assisting them in coordinating with, and supervising the work of, various professional parties involved in the entire listing process.

●

US$1.28 million, which is expected to be approximately 30.4% of the net proceeds, for generating new income streams by providing the following value-added services to our clients: (i) trainings and seminars to directors of listed companies in Hong Kong as to the latest development of the regulatory requirements of the Hong Kong Stock Exchange and the SFC; (ii) ESG reporting services to listed companies in Hong Kong, in which we prepare a customized ESG report in compliance with relevant rules and regulations; and (iii) internal control advisory services to listed companies in Hong Kong to achieve compliance with relevant rules and regulations and assist our clients in mitigating their operational and financial risks.

We plan to collaborate with competent ESG and internal control professionals and/or acquire suitable advisory firms which are principally engaged in the provision of such value-added services to broaden our existing service scope.

●	US$1.28 million, which is expected to be approximately 30.4% of the net proceeds, for developing automated FinTech-enabled tools to assist us in providing our corporate finance advisory services.

We plan to enhance digitalization of our corporate finance services and apply AI technology through engaging external information technology services providers to develop automated FinTech-enabled tools to assist us in (i) our internal compliance checks such as our KYC procedures and background checks on our potential clients; (ii) our data collection and analysis for performing our financial advisory and independent financial advisory works; (iii) preparing standard documents for our clients, including transaction documents (such as memorandum of understanding, sales and purchase agreements, subscription agreements, placing agreements and underwriting agreements), and related announcements and circulars to be published on the website of the Hong Kong Stock Exchange; and (iv) advising our clients and their directors and senior management on compliance with the Listing Rules, the GEM Listing Rules and the Takeovers Code.

●	The balance, approximately 10.0%, to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our senior management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

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DIVIDEND POLICY

On July 26, 2024, Rainbow Capital declared a dividend in the aggregate amount of HK$11,825,000 (approximately US$1,522,016) to Mr. Choi and Mr. Leung, the then shareholders of Rainbow Capital, for the purpose of settling the amounts due from them for the same amount. On October 31, 2024, Rainbow Capital declared a dividend in the aggregate amount of HK$18,443,364 (approximately US$2,373,877) to Mr. Choi and Mr. Leung for the purpose of settling the amounts due from them for the same amount. Save as disclosed above, for the years ended September 30, 2023 and 2024 and up to the date of this prospectus, (i) RCHL and Rainbow Capital had not declared or made any dividends or other distributions to their respective shareholders; and (ii) there were no cash transfers within our Group.

We anticipate that we will retain earnings to support our operations and to finance the growth and development of our business. Therefore, as of the date of this prospectus, we did not plan to declare or pay any dividends on our Company’s shares. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual obligations, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by our Company to our shareholders or by the Operating Subsidiary to our Company, and such other factors as our board of directors may deem relevant.

Subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association, our board of directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our members if our board of directors are satisfied, on reasonable grounds, that the solvency test is satisfied immediately after such distribution i.e., (i) our Company will be able to pay its debts as they fall due; and (ii) the value of our assets exceeds our liabilities.

Our Company relies on dividends paid by our Operating Subsidiary for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our Company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by our Company or Operating Subsidiary.

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CORPORATE HISTORY AND STRUCTURE

Corporate History

On September 17, 2019, Rainbow Capital, our sole Operating subsidiary, was incorporated as a company with limited liability under the laws of Hong Kong, in which Mr. Choi and Mr. Leung held 60% and 40% equity interest, respectively. Upon the license granted by the SFC to undertake Type 6 (advising on corporate finance) regulated activity on January 3, 2020, Rainbow Capital commenced its corporate finance services business, acting as the listing sponsor, financial adviser, independent financial adviser and compliance adviser. On April 20, 2021, Rainbow Capital obtained the license granted by the SFC to undertake Type 1 (dealing in securities) regulated activity relating to corporate finance, acting as the overall coordinator, global coordinator, bookrunner and lead manager.

For the purpose of the initial listing of shares of RCHL on the Nasdaq Capital Market, the companies comprising our Group underwent the group reorganization as described below:

(i)	On October 25, 2024, RCHL was incorporated in the BVI with limited liability and is authorized to issue a maximum of 500,000,000 shares divided into Class A Ordinary Shares with a par value of US$0.0001 each and Class B Ordinary Shares with a par value of US$0.0001 each. On October 30, 2024, the Company allotted and issued (a) 6,000,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares to Mr. Choi; and (b) 4,000,000 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares to Mr. Leung; and

(ii)	Upon obtaining approval from the SFC to change the substantial shareholders of Rainbow Capital on December 11, 2024, the entire equity interests in Rainbow Capital were transferred from Mr. Choi and Mr. Leung to RCHL on December 12, 2024, by way of share swap, in which RCHL allotted and issued 2,100,000 Class A Ordinary Shares and 1,400,000 Class A Ordinary Shares of RCHL to Mr. Choi and Mr. Leung, respectively, credited as fully paid. Upon completion of the aforesaid share swap, Rainbow Capital became a direct wholly-owned subsidiary of RCHL which was held as to 60% and 40% by Mr. Choi and Mr. Leung, respectively.

Corporate Structure

Pursuant to this prospectus, we are offering 1,500,000 Class A Ordinary Shares, representing 10% of our Class A Ordinary Shares issued and outstanding following completion of this Offering. As a result, upon closing of this Offering, Mr. Choi and Mr. Leung will hold 54% and 36% of our Class A Ordinary Shares, respectively, and 10% of our Class A Ordinary Shares will be held by public shareholders. The Ordinary Shares held by Mr. Choi and Mr. Leung will be subject to a lock-up period of 180 days from the effective date of this prospectus. See “Shares Eligible for Future Sale — Lock-up agreements”.

The following diagram illustrates our corporate structure, including our Operating Subsidiary, as of the date of this prospectus and upon completion of this Offering:

Mr. Choi Tan Yee
(Co-founder of Rainbow Capital and our executive director)
Mr. Leung Ho Ming Danny
(Co-founder of Rainbow Capital and our executive director)
Public Shareholders
Pre-Offering:
8,100,000 Class A Ordinary Shares (60%)
1,800,000 Class B Ordinary Shares (60%)
Post-Offering:
8,100,000 Class A Ordinary Shares (54%)
1,800,000 Class B Ordinary Shares (60%)
Pre-Offering:
5,400,000 Class A Ordinary Shares (40%)
1,200,000 Class B Ordinary Shares (40%)
Post-Offering:
5,400,000 Class A Ordinary Shares (36%)
1,200,000 Class B Ordinary Shares (40%)
Pre-Offering:
0 Class A Ordinary Shares (0%)
Post-Offering:
1,500,000 Class A Ordinary Shares (10%)
Rainbow Capital Holdings Limited
(Incorporated in the BVI)
100%
Rainbow Capital (HK) Limited
(Incorporated in Hong Kong)

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2024 on a pro forma as adjusted basis giving effect to the allotment of 3,500,000 Class A Ordinary Share resulting from the acquisition of Rainbow Capital by our Company to the shareholders, the completion of the firm commitment offering at an assumed initial public offering price of US$4 per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts and non-accountable expense allowance payable by us. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital”.

	As of September 30, 2024
	Actual	Pro Forma As Adjusted(1)	Pro Forma As Adjusted with Full Exercise of Over-Allotment Shares
	US$	US$	US$
Shareholders’ Equity
Class A Ordinary Share with a par value of US$0.0001 each; 10,000,000 shares issued and outstanding on an actual basis; 15,000,000 shares issued and outstanding on a pro forma as adjusted basis; 15,225,000 shares issued and outstanding on a pro forma as adjusted basis if the over-allotment shares is exercised (2)	1,000	1,500	1,523
Class B Ordinary Share with a par value of US$0.0001 each; 3,000,000 shares issued and outstanding (2)	300	300	300
Subscription receivables	(1,300)	(1,300)	(1,300)
Additional paid-in capital	1,287,117	6,571,967	6,781,828
Retained earnings	4,087,546	4,087,546	4,087,546
Total shareholders’ equity	5,374,663	10,660,013	10,849,896
Total capitalization	5,374,663	10,660,013	10,849,896

(1)

Reflects the allotment of 3,500,000 Class A Ordinary Share resulting from the acquisition of Rainbow Capital by our Company to the shareholders, the sale of Class A Ordinary Shares in this Offering (excluding any over-allotment shares that may be sold pursuant to the over-allotment option) at an assumed initial public offering price of US$4 per share, and after deducting the estimated underwriting discounts and non-accountable expense allowance payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and non-accountable expense allowance which would be charged against the gross proceeds as a reduction of additional paid-in capital, payable by us.

We estimate that such net proceeds (after deducting the underwriting discounts, non-accountable expense allowance and other estimated offering expenses) will be approximately US$4.2 million.

(2)	The number of our Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital. See “Description of Share Capital” on page 116.

Assuming the over-allotment option is not exercised, each US$1.0 increase (decrease) in the assumed initial public offering price of US$4 per Class A Ordinary Share would increase (decrease) the pro forma as adjusted amount of total capitalization by US$1,380,000, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and non-accountable expense allowance payable by us. An increase (decrease) of 1 million in the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by US$3,679,900, assuming no change in the assumed initial public offering price per Class A Ordinary Share as set forth on the cover page of this prospectus.

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DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Share and the pro forma net tangible book value per Class A Ordinary Share after this Offering. Dilution results from the fact that the offering price per Class A Ordinary Share is substantially in excess of the book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares. Our net tangible book value attributable to shareholders on September 30, 2024 was approximately US$0.52 per Class A Ordinary Share. Net tangible book value per Ordinary Share as of September 30, 2024 represents the amount of total assets less deferred initial public offering costs and right-of-use assets and total liabilities, divided by the number of total Class A Ordinary Shares outstanding as of September 30, 2024.

We will have 15,000,000 Class A Ordinary Shares issued and outstanding upon completion of the Offering or 15,225,000 Class A Ordinary Shares assuming the full exercise of over-allotment option. Our post-offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the Offering and issuance of additional shares in the Offering and the allotment of 3,500,000 Class A Ordinary Share resulting from the acquisition of Rainbow Capital by our Company to the shareholders, but does not take into consideration any other changes in our net tangible book value after September 30, 2024 and the impact of the full exercise of over-allotment option, will be approximately US$0.70 per Class A Ordinary Share. This would result in dilution to investors in this Offering of approximately US$3.30 per Class A Ordinary Share from the assumed offering price of US$4 per Class A Ordinary Share. Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by US$0.18 per share attributable to the purchase of the Class A Ordinary Shares by investors in this Offering.

The following table sets forth the estimated net tangible book value per Ordinary Share after the Offering and the dilution to persons purchasing Class A Ordinary Shares based on the foregoing firm commitment offering assumptions. The number of our Class A Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital. See “Description of Share Capital” on page 116.

	Offering Without Over-Allotment	Offering With Over-Allotment
Assumed offering price per Class A Ordinary Share	$4.00	$4.00
Net tangible book value per Ordinary Share before the allotment of 3,500,000 Class A Ordinary Share resulting from the acquisition of Rainbow Capital by our Company to the shareholders and the Offering	$0.52	$0.52
Increase per Class A Ordinary Share attributable to payments by new investors	$0.18	$0.23
Pro forma net tangible book value per Class A Ordinary Share after the Offering	$0.70	$0.75
Dilution per Class A Ordinary Share to new investors	$3.30	$3.25

Each US$1 increase (decrease) in the assumed initial public offering price of US$4 per Class A Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, 2024, after this Offering by approximately US$0.09 per Class A Ordinary Share, and would increase (decrease) dilution to new investors by US$0.09 per Class A Ordinary Share, assuming that the number of Class A Ordinary Shares offered by us and no full exercise of over-allotment, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and non-accountable expense allowance.

An increase (decrease) of one million in the number of Class A Ordinary Shares we are offering would increase our pro forma as adjusted net tangible book value as of September 30, 2024 after this Offering by approximately US$0.19 per Class A Ordinary Share or decrease by approximately US$0.21 per Class A Ordinary Share , and would (decrease) increase dilution to new investors by approximately US$(0.21) per Class A Ordinary Share and by approximately US$0.19 per Class A Ordinary Share, assuming the assumed initial public offering price per Class A Ordinary Share and no full exercise of over-allotment, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts and non-accountable expense allowance. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Class A Ordinary Share after the Offering would be US$0.75, the increase in net tangible book value per Class A Ordinary Share to existing shareholders would be US$0.05, and the immediate dilution in net tangible book value per Class A Ordinary Share to new investors in this Offering would be US$3.25.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We principally engage in providing corporate finance advisory services in Hong Kong. Our sole Operating Subsidiary, Rainbow Capital, is a corporation licensed by the SFC to carry on Type 6 (advising on corporate finance) and Type 1 (dealing in securities) regulated activities under the SFO. Over the years, through our dedication, passion and commitment in the industry, Rainbow Capital has emerged to be one of the most active financial advisers in Hong Kong based on the league tables set out in the section headed “Industry” in this prospectus. From 2022 to 2024, Rainbow Capital has been among the top five service providers in terms of the number of deals for various corporate finance advisory services in Hong Kong, according to Frost & Sullivan. Specifically, during the same period, Rainbow Capital ranked 2nd, 2nd, 4th, 5th and 4th in terms of the number of deals for acting as financial adviser to offerors in takeover transactions, one-time financial adviser to listed companies in Hong Kong, independent financial adviser in transactions related to the Listing Rules and the GEM Listing Rules, independent financial adviser in transactions related to the Takeovers Code and compliance adviser, respectively.

Since the commencement of our corporate finance advisory business in January 2020 and up to the date of this prospectus, we have acted for over 200 clients, a majority of which are listed companies in Hong Kong, engaging in a variety of industry sectors including biotechnology, technology, consumer products, food and beverage, property development and management, manufacturing, logistics, construction services, energy, natural resources and financial services. For the years ended September 30, 2023 and 2024, our net income amounted to HK$7,538,402 and HK$12,772,559 (approximately US$1,643,979), respectively.

Our service offerings mainly comprise the following:

(i)	IPO sponsorship and underwriting services

We act as a sponsor to companies seeking to list on the Main Board and GEM in Hong Kong, advising and guiding them and their directors throughout the listing process in return for sponsor’s fee.

For listing applicants to which we provide IPO sponsorship services, we provide underwriting services by acting as an overall coordinator, a global coordinator, a bookrunner, a lead manager or an underwriter in return for underwriting commission.

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(ii)	Financial advisory services

We act as a financial adviser to (a) listed companies in Hong Kong as well as their shareholders and investors, advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies including the Listing Rules, the GEM Listing Rules and the Takeovers Code; (b) companies seeking to list on the Nasdaq, advising them on corporate structure, financial management and corporate governance and assisting them in coordinating with, and supervising the work of, various professional parties involved in the entire listing process; and (c) corporate and financial buyers, providing financial due diligence services to enhance their understanding of the target businesses and all relevant financial issues so that informed decision can be made, in return for advisory fee.

(iii)	Independent financial advisory services

We act as an independent financial adviser to independent board committees and/or independent shareholders of listed companies in Hong Kong rendering independent recommendations and opinions in return for advisory fee.

(iv)	Compliance advisory services

We act as a compliance adviser to listed companies in Hong Kong advising them on post-listing compliance matters in return for advisory fee.

We commenced our corporate finance advisory business after Rainbow Capital, our sole Operating Subsidiary, was granted with the SFC licenses to carry on Type 6 (advising on corporate finance) and Type 1 (dealing in securities) regulated activities under the SFO in January 2020 and April 2021, respectively. Since the commencement of our corporate finance advisory business in January 2020 and up to the date of this prospectus, we have been engaged in eight IPO sponsorship projects, 105 financial advisory projects, 180 independent financial advisory projects, 68 compliance advisory projects and three underwriting projects.

Key Factors Affecting our Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Market conditions of the capital and financial market in Hong Kong

All our business operations were carried out in Hong Kong and our business is closely related to the capital and financial market in Hong Kong. Our results of operations and prospects are highly susceptible to any material deterioration in the financial and economic conditions of the capital market in Hong Kong. In addition, the capital market and the economic conditions in general of Hong Kong are highly sensitive to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, outcome of the Sino-U.S. trade dispute, the U.S. interest rate outlook, and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the capital market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

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Competition in the corporate finance services industry in Hong Kong

The financial and securities services industry in Hong Kong is highly competitive due to the significant number of market participants providing corporate finance advisory services similar to ours and because a substantial amount of capital is not required. According to Frost & Sullivan, as of December 31, 2023, there were 302 licensed corporations and 28 registered institutions licensed or registered to carry on Type 6 (advising on corporate finance) regulated activity in Hong Kong. In addition, 116 licensed corporations and registered institutions can conduct IPO sponsorship business as of the date of this prospectus. As of December 31, 2023, there were 1,464 licensed corporations and 112 registered institutions licensed or registered to carry on Type 1 (dealing in securities) regulated activity in Hong Kong. We have to compete effectively with our competitors in terms of capital resources, pricing, client base, service coverage and quality, talents and brand recognition. Our competitors may have stronger capital resources, greater brand recognition in the market, more human resources, a wider range of services and longer operating histories than those of us. Apart from large multinational financial institutions, we also face competition from local medium and small-sized competitors which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, we cannot assure that we will be able to maintain our competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Our ability to manage our staff costs

Our staff costs are the largest cost we incur in our business operations and our ability to manage our staff costs affects our results of operations. Our staff costs amounted to HK$4,489,939 and HK$5,004,800 (approximately US$644,176) for the years ended September 30, 2023 and 2024, respectively. Our staff costs consist primarily of salaries, bonuses and mandatory provident fund contribution. According to Frost & Sullivan, the cost of human resources has been increasing in the past five years, with the Nominal Wage Index for employees in the financial industry growing from 100.0 in 2019 to 112.5 in 2023, representing a CAGR of approximately 3.0%. As the Hong Kong economy continues to grow and expand demand for corporate finance services, it is anticipated that labor wages in financial activities industry will continue to rise in the next five years. Any upward changes in the staff costs would impact our results of operations negatively.

Rules and regulatory requirements governing by relevant regulatory authorities or government agencies in Hong Kong

The corporate finance services industry in which we operate is highly regulated and any material changes to the laws and regulations applicable to us could significantly affect our operations. Our business operations are subject to applicable laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of our licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which we are permitted to engage. Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal.

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Although we have not been found by any relevant regulators to be in material non-compliance with any regulatory requirements since Rainbow Capital commenced its businesses in 2020, we cannot assure you that the business model and operations we currently have in place would be in compliance with any changes or updates to the regulatory requirements. Costs of compliance could increase and our fee structure may have to be adjusted. For instance, we may need to increase our headcounts if requirements over sponsor work become more stringent or obtain more licenses if the licensing requirements change. The sanctions imposed by the SFC against large sponsor firms for substandard due diligence in several recent widely-publicized cases demonstrate that the SFC expects high standards of sponsor’s conduct and we will need to continue to enhance our internal controls and systems in respect of our sponsor work in accordance with new regulatory requirements or guidance. If capital ratio requirements increase and certain activities are subject to limitations, the range of services we offer could be restricted, and revenue growth and profitability could be materially and adversely impacted. Moreover, we are under the supervision and monitoring of the SFC and the Hong Kong Stock Exchange and must remain fit and proper to the satisfaction of the regulators in order to retain our license(s). The SFC may also conduct regulatory inspections and investigations on our business activities from time to time. Any non-compliance with applicable laws, regulations, guidance or codes or any negative findings made by the regulators may result in (i) fines, deterrent penalties, disciplinary actions against us, our Responsible Officers or Licensed Representatives; or (ii) suspension or revocation of some or all of (a) our registrations or licenses for carrying on our business activities; or (b) the approvals or licenses granted to our personnel enabling them to carry out their responsibilities in our Group. For instance, conditions may be imposed on our licenses restricting us to carry on our business or our Responsible Officers or Licensed Representatives may be banned from the industry, for a specific period of time. Accordingly, our business operation, reputation, financial condition and results of operations might be materially and adversely affected.

Rules and regulations governing listed companies on the Hong Kong Stock Exchange

During the years ended September 30, 2023 and 2024 and up to the date of this prospectus, we provided corporate finance advisory services to clients who are listing applicants or listed companies or their shareholders or investors on the Hong Kong Stock Exchange. These clients are required to comply with the Listing Rules, the GEM Listing Rules, the Takeovers Code and other rules and regulations where applicable. Any changes to such rules and regulations, particularly those affecting the appointment and the role of the sponsors in listing applications and the appointment and the role of financial adviser in specific transactions, may affect the demand for and the scope of our corporate finance advisory services which may in turn materially and adversely affect our results of operations.

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Results of Operations

For the years ended September 30, 2023 and 2024

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	USD
REVENUE
Financial and compliance advisory services:
Financial advisory services	6,605,900	9,280,000	1,194,445
Independent financial advisory services	3,809,000	4,374,500	563,049
Compliance advisory services	3,048,972	3,905,916	502,737
	13,463,872	17,560,416	2,260,231
Listing sponsorship and securities related services:
IPO sponsorship services	1,950,000	4,630,000	595,936
Underwriting services and overall coordinator	-	1,300,000	167,325
	1,950,000	5,930,000	763,261

TOTAL REVENUE	15,413,872	23,490,416	3,023,492

COST OF REVENUE	(4,489,939)	(5,004,800)	(644,176)

GROSS PROFIT	10,923,933	18,485,616	2,379,316

OPERATING EXPENSES
Depreciation charge	(36,292)	(74,551)	(9,596)
Amortization	(262,782)	(683,521)	(87,977)
Management fee	(1,000,000)	(1,000,000)	(128,712)
Computer expense	(270,449)	(304,871)	(39,240)
Entertainment	(28,000)	(680,900)	(87,640)
Allowance for credit loss	(10,164)	(251,851)	(32,416)
Others	(449,316)	(719,854)	(92,653)
TOTAL OPERATING EXPENSES	(2,057,003)	(3,715,548)	(478,234)

INCOME FROM OPERATIONS	8,866,930	14,770,068	1,901,082

OTHER (EXPENSE) INCOME
Interest income	246,376	452,081	58,188
Other expense	(329,679)	(155,941)	(20,071)
TOTAL OTHER (LOSS) INCOME, NET	(83,303)	296,140	38,117

INCOME BEFORE INCOME TAX EXPENSES	8,783,627	15,066,208	1,939,199
INCOME TAX EXPENSES	(1,245,225)	(2,293,649)	(295,220)

NET INCOME	7,538,402	12,772,559	1,643,979

Year ended September 30, 2024 compared with year ended September 30, 2023

Revenue

Our revenue increased by HK$8,076,544 or 52.4%, from HK$15,413,872 for the year ended September 30, 2023 to HK$23,490,416 (approximately US$3,023,492) for the year ended September 30, 2024, primarily due to the increase in our revenue derived from all of our service offerings.

Financial and compliance advisory services:

Our revenue from financial and compliance advisory services increased by HK$4,096,544 or 30.4%, from HK$13,463,872 for the year ended September 30, 2023 to HK$17,560,416 (approximately US$2,260,231) for the year ended September 30, 2024.

Our revenue from financial advisory services increased by HK$2,674,100 or 40.5%, from HK$6,605,900 for the year ended September 30, 2023 to HK$9,280,000 (approximately US$1,194,445) for the year ended September 30, 2024. Such increase was primarily attributable to the increase in the number of financial advisory services projects, from which we generated revenue, from 24 for the year ended September 30, 2023 to 39 for the year ended September 30, 2024 as a result of our established market reputation and proven track record throughout the years. In addition, the number of financial advisory services projects with larger contract sum increased. For the year ended September 30, 2023, we were engaged in 11 financial advisory services projects with total contract sum of more than HK$300,000, among which 9 financial advisory services projects were completed, while for the year ended September 30, 2024, we were engaged in 14 financial advisory services projects with total contract sum of more than HK$300,000. As we completed 10 out of these 14 financial advisory services projects during the year ended September 30, 2024, the larger aggregate contract sum was mainly recognized as our revenue from financial advisory services during the year, leading to the increase in our revenue therefrom when compared with the preceding year.

For acting as a financial adviser, our Group usually charges stage-payment fees of an agreed monetary amount on a project-by-project basis, with reference to factors such as the scope of work, the complexity of the transaction structures which may involve technical application of the Listing Rules, the GEM Listing Rules and the Takeovers Code and in-depth research work, the expected execution time and the expected period from the first engagement until completion of the transaction. Our average contract sum per project has decreased from approximately HK$367,000 for the year ended September 30, 2023 to approximately HK$329,000 for year ended September 30, 2024, mainly due to our engagement in 12 financial advisory services projects with less complexity and scope of work (i.e. we were not required to draft complex documents and the number of documents required to be reviewed and commented were less substantial) during the year ended September 30, 2024 so that we charged at lower contract sum (i.e. each project with no more than HK$50,000) on these projects. The aforesaid projects with large contract sum were pulled down by these smaller projects. Leading to a decrease in our average contract sum per project. On the other hand, we were only engaged in 4 financial advisory services projects with contract sum of no more than HK$50,000.

The contract period of our financial advisory services projects was generally within six months after signing the contract, which remains unchanged during the two years ended September 30, 2023 and 2024. As discussed above, our fee level of the financial advisory services projects is not dependent on the industry our clients are engaged in or the size of the transaction but dependent on the scope of work and complexity of the projects. As such, there were no material trends in respect of the duration, industry and transaction size of the financial advisory services projects that are correlated to the changes in our revenue during the two years ended September 30, 2023 and 2024.

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Our revenue from independent financial advisory services increased by HK$565,500 or 14.8%, from HK$3,809,000 for the year ended September 30, 2023 to HK$4,374,500 (approximately US$563,049) for the year ended September 30, 2024. Such increase was primarily attributable to the increase in the number of independent financial advisory services projects with larger contract sum. For the year ended September 30, 2023, we were engaged in 11 independent financial advisory services projects with total contract sum of more than HK$100,000 among which 10 independent financial advisory services projects were completed, while for the year ended September 30, 2024, we were engaged in 16 independent financial advisory services projects with total contract sum of more than HK$100,000. As we completed 15 out of these 16 independent financial advisory services projects during the year ended September 30, 2024, the larger aggregate contract sum was mainly recognized as our revenue from independent financial advisory services during the year, leading to the increase in our revenue therefrom when compared with the preceding year. The number of independent financial advisory services projects, from which we generated revenue, remained relatively stable at 39 and 38 for the years ended September 30, 2023 and 2024, respectively.

For acting as an independent financial adviser, our Group usually charges stage-payment fees of an agreed monetary amount on a project-by-project basis, with reference to factors such as the scope of work, the complexity of the transaction structures which may extensive and in-depth research work on transaction terms or pricing to form our own independent analysis, the expected execution time and the expected period from the first engagement until completion of the transaction. Our average contract sum per project has increased from approximately HK$105,000 for the year ended September 30, 2023 to approximately HK$121,000 for year ended September 30, 2024, mainly due to the increase in the number of independent financial advisory services projects with larger contract sum. We charged these projects with larger contract sum as these projects involved extensive and in-depth research work and required more independent research and analysis to be performed by us.

The contract period of our independent financial advisory services projects was generally within three months after signing the contract, which remains unchanged during the two years ended September 30, 2023 and 2024. As discussed above, our fee level of the independent financial advisory services projects is not dependent on the industry our clients are engaged in or the size of the transaction but dependent on the scope of work and complexity of the projects. As such, there were no material trends in respect of the duration, industry and transaction size of the independent financial advisory services projects that are correlated to the changes in our revenue during the two years ended September 30, 2023 and 2024.

Our revenue from compliance advisory services increased by HK$856,944 or 28.1%, from HK$3,048,972 for the year ended September 30, 2023 to HK$3,905,916 (approximately US$502,737) for the year ended September 30, 2024. Such increase was primarily attributable to the increase in the number of compliance advisory services projects, from which we generated revenue, from 16 for the year ended September 30, 2023 to 18 for the year ended September 30, 2024 as a result of our established market reputation and proven track record throughout the years.

For acting as compliance adviser, our Group generally charges our clients a monthly fixed fee for providing compliance advisory services. The compliance advisory service fee is determined in advance with the client with reference to the expected volume of work, the manpower required and any complexities, such as whether the client is listed on an overseas exchange in addition to Hong Kong and/or management resident in a different time zone. Our average monthly fee per project has decreased from approximately HK$31,000 for the year ended September 30, 2023 to approximately HK$28,000 for year ended September 30, 2024, mainly due to the competitive pricing strategies adopted us to attract new customers.

The contract period of our compliance advisory services projects was generally commencing on the date of initial listing of our clients’ equity securities and ending on the date of the first full financial year commencing after the date of our clients’ equity securities’ initial listing, which remains unchanged during the two years ended September 30, 2023 and 2024. The transaction size is not applicable and the industry is not relevant to a compliance advisory project and thus not correlated to the changes in our revenue during the two years ended September 30, 2023 and 2024.

Listing sponsorship and securities related services:

Our revenue from listing sponsorship and securities related services increased by HK$3,980,000 or 204.1%, from HK$1,950,000 for the year ended September 30, 2023 to HK$5,930,000 (approximately US$763,261) for the year ended September 30, 2024.

Our revenue from IPO sponsorship services increased by HK$2,680,000 or 137.4%, from HK$1,950,000 for the year ended September 30, 2023 to HK$4,630,000 (approximately US$595,936) for the year ended September 30, 2024. Such increase was primarily attributable to the completion of one IPO sponsorship project in relation to the successful listing of Huashi Group Holdings Limited (stock code: 1111.HK) on the Main Board of the Hong Kong Stock Exchange on November 10, 2023 and the recognition of relevant revenue of HK$3,030,000 (approximately US$389,996) derived from IPO sponsorship services during the year ended September 30, 2024 while we completed nil IPO sponsorship project for the year ended September 30, 2023. The number of IPO sponsorship services projects, from which we generated revenue, also increased from one for the year ended September 30, 2023 to three for the year ended September 30, 2024.

For acting as an IPO sponsor, we charge our clients an agreed sponsor fee, which is determined with reference to the estimated time and amount of work required, the complexity of restructuring and listing issues required to be resolved before application for listing, intensity of listing timetable and the scope of due diligence. Our average contract sum per project has decreased from approximately HK$7.0 million for the year ended September 30, 2023 to approximately HK$3.9 million for year ended September 30, 2024, mainly due to that for the year ended September 30, 2023, we were engaged as the sole sponsor for the initial listing on the Main Board of the Hong Kong Stock Exchange while for the year ended September 30, 2024, we were engaged for two new projects as the joint sponsor for the initial listing on the Main Board of the Hong Kong Stock Exchange and the sole sponsor for the transfer from GEM to Main Board of the Hong Kong Stock Exchange. Since acting as a joint sponsor and the transfer project generally require fewer time and amount of work than acting as a sole sponsor for initial listing, we charged at a lower price for the two new projects for the year ended September 30, 2024.

The contract period of our IPO sponsorship services projects was generally within one year after signing the contract, which remains unchanged during the two years ended September 30, 2023 and 2024. As discussed above, our fee level of the IPO sponsorship services projects is not dependent on the industry our clients are engaged in or the size of the transaction but dependent on the scope of work and complexity of the projects. As such, there were no material trends in respect of the duration, industry and transaction size of the in IPO sponsorship services projects that are correlated to the changes in our revenue during the two years ended September 30, 2023 and 2024.

Our revenue from underwriting services and overall coordinator increased by HK$1,300,000, from nil for the year ended September 30, 2023 to HK$1,300,000 (approximately US$167,325) for the year ended September 30, 2024. Such increase was primarily attributable to the completion of one IPO sponsorship project in relation to the successful listing of Huashi Group Holdings Limited (stock code: 1111.HK) on the Main Board of the Hong Kong Stock Exchange on November 10, 2023 and the recognition of relevant revenue of HK$1,300,000 (approximately US$167,325) derived from IPO underwriting and overall coordinator services during the year ended September 30, 2024 while we did not recognize any such revenue for the year ended September 30, 2023. The number of underwriting services and overall coordinator project, from which we generated revenue, increased from nil for the year ended September 30, 2023 to one for the year ended September 30, 2024. Since we were not engaged in any underwriting services and overall coordination project for the year ended September 30, 2023, there was no known trend associated with these services and project for the two years ended September 30, 2023 and 2024.

For acting as an underwriter and an overall coordinator, the underwriting commission rates charged by us are determined on a case-by-case basis after arm’s length negotiations with each client based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by us. Our average contract sum per project has increased from nil for the year ended September 30, 2023 to approximately HK$1.3 million for year ended September 30, 2024 as a result of the increase in the number of underwriting services and overall coordinator project, from which we generated revenue, from nil for the year ended September 30, 2023 to one for the year ended September 30, 2024.

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Cost of revenue

Our cost of revenue mainly represented our staff costs including salaries, bonuses and mandatory provident fund contribution of our directors and employees. We recognized all of our staff costs under cost of revenue because all of our staff are involved in daily execution of our corporate finance projects. They are either Responsible Officers or Licensed Representatives licensed by the SFC under the SFO. Our cost of revenue increased by HK$514,861 or 11.5% from HK$4,489,939 for the year ended September 30, 2023 to HK$5,004,800 (approximately US$644,176) for the year ended September 30, 2024. Such increase was primarily attributable to the increase in average salaries and bonuses paid to our staff as well as the increase in number of staff from 7 for the year ended September 30, 2023 to 8 for the year ended September 30, 2024.

Gross profit and gross profit margin

For the years ended September 30, 2023 and 2024, our gross profit amounted to HK$10,923,933 and HK$18,485,616 (approximately US$2,379,316), representing gross profit margins of approximately 70.9% and 78.7%, respectively.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years indicated:

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	USD
Depreciation charge	(36,292)	(74,551)	(9,596)
Amortization	(262,782)	(683,521)	(87,977)
Management fee	(1,000,000)	(1,000,000)	(128,712)
Computer expense	(270,449)	(304,871)	(39,240)
Entertainment	(28,000)	(680,900)	(87,640)
Allowance for credit loss	(10,164)	(251,851)	(32,416)
Others	(449,316)	(719,854)	(92,653)
	(2,057,003)	(3,715,548)	(478,234)

Our operating expenses mainly represented depreciation charge, amortization, management fee, computer expense, entertainment expense, allowance for credit loss and other expenses. Our operating expenses increased by HK$1,658,545 or 80.6% from HK$2,057,003 for the year ended September 30, 2023 to HK$3,715,548 (approximately US$478,234) for the year ended September 30, 2024, which was mainly due to the increase in amortization, entertainment expense, allowance for credit loss and other expenses.

Our depreciation charge increased by HK$38,259 or 105.4% from HK$36,292 for the year ended September 30, 2023 to HK$74,551 (approximately US$9,596) for the year ended September 30, 2024, which was mainly due to the increase in the balance of our leasehold improvements as a result of the relocation of our Hong Kong office in December 2023.

Our amortization increased by HK$420,739 or 160.1% from HK$262,782 for the year ended September 30, 2023 to HK$683,521 (approximately US$87,977) for the year ended September 30, 2024, which was mainly due to the increase in the balance of our right-of-use assets as a result of the relocation of our Hong Kong office in December 2023.

Our management fee represented payment of professional advisory service fees for business referrals and assisting our clients in identifying potential professional parties or underwriters for listing on Nasdaq, which remained stable at HK$1,000,000 and HK$1,000,000 (approximately US$128,712) for the years ended September 30, 2023 and 2024, respectively. For the two years ended September 30, 2023 and 2024, such professional party has introduced us clients who generated total revenue of HK$3,660,000 to Rainbow Capital.

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Our computer expense increased by HK$34,422 or 12.7% from HK$270,449 for the year ended September 30, 2023 to HK$304,871 (approximately US$39,240) for the year ended September 30, 2024, which was mainly due to the additional fee paid for the relocation of our Hong Kong office in December 2023.

Our entertainment expense increased by HK$652,900 or 2,331.8% from HK$28,000 for the year ended September 30, 2023 to HK$680,900 (approximately US$87,640) for the year ended September 30, 2024, which was mainly due to the increase in business development activities and client entertainment events during the year ended September 30, 2024.

Our allowance for credit loss increased by HK$241,687 or 2,377.9% from HK$10,164 for the year ended September 30, 2023 to HK$251,851 (approximately US$32,416) for the year ended September 30, 2024 as a result of a few clients experiencing financial difficulties during the year ended September 30, 2024. Allowance for credit loss represented approximately 0.1% and 1.1% of our revenue for the years ended September 30, 2023 and 2024, respectively, which our directors considered insignificant.

Our other operating expenses mainly represented professional services fees, building management fees, commission and interest on lease liabilities. Our other operating expenses increased by HK$270,538 or 60.2% from HK$449,316 for the year ended September 30, 2023 to HK$719,854 (approximately US$92,653) for the year ended September 30, 2024. Such increase was mainly due to the increase in business referral fees as well as the increase in building management fees mainly as a result of the relocation of our Hong Kong office during the year ended September 30, 2024. Additionally, the expanded office space and longer lease term led to an increase in the interest expense on our lease liabilities.

Other (expense) income

Our other (expense) income mainly represented interest income, sundry income and fair value change of financial assets at fair value through profit or loss. We recorded a turnaround from net other expense of HK$83,303 for the year ended September 30, 2023 to net other income of HK$296,140 (approximately US$38,117) for the year ended September 30, 2024, which was primarily due to the increase in interest income by HK$205,705 for the year ended September 30, 2024 and the decrease in the fair value loss of financial assets at fair value through profit or loss by HK$185,592 for the year ended September 30, 2024.

Income tax expenses

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains.

Hong Kong

We are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2,000,000 (approximately US$257,423) and 16.5% for any assessable profits in excess of HK$2,000,000 (approximately US$257,423).

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Our income tax expenses increased by HK$1,048,424, or 84.2%, from HK$1,245,225 for the year ended September 30, 2023 to HK$2,293,649 (approximately US$295,220) for the year ended September 30, 2024, which was mainly due to the increase in income before income tax expenses.

Net income and net income margin

For the reasons set out above, our net income increased by HK$5,234,157, or 69.4%, from HK$7,538,402 for the year ended September 30, 2023 to HK$12,772,559 (approximately US$1,643,979) for the year ended September 30, 2024, in compliance with the net income requirement for a listing on the Nasdaq Capital Market. Our net income margin amounted to approximately 48.9% and 54.4%, respectively, for the years ended September 30, 2023 and 2024.

Liquidity and Capital Resources

The following table sets forth our current assets and current liabilities as of the dates indicated:

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
Current assets
Cash and cash equivalents	18,755,344	18,319,442	2,357,927
Accounts receivable, net	5,168,308	6,323,829	813,951
Other receivables	43,500	158,230	20,366
Amount due from directors	17,401,659	18,444,864	2,374,070
Amount due from a related party	290,000	-	-
Financial assets	196,840	16,872	2,172
Tax prepaid	1,308,562	-	-
Total current assets	43,164,213	43,263,237	5,568,486

Current liabilities
Contract liabilities	1,410,000	1,333,130	171,589
Accruals and other payables	1,003,600	55,165	7,100
Lease liabilities	41,379	753,155	96,940
Tax payable	-	603,141	77,631
Total current liabilities	2,454,979	2,744,591	353,260

Net current assets	40,709,234	40,518,646	5,215,226

Accounts receivable, net

Our accounts receivable mainly represent amounts due from clients for corporate finance advisory services which are recorded net of allowance for the Company’s expected credit losses, if any.

We generally do not grant formal credit terms to our clients. We usually issue an invoice in respect of (i) corporate finance advisory services after a pre-defined milestone under the mandate is achieved or upon completion of a transaction; and (ii) compliance adviser engagements on monthly, quarterly or semi-annual basis. Payments are required to be made within a reasonable period of time after the issuance of an invoice and are usually settled by cheque or via wire transfer within three months of the date of invoice.

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Our accounts receivable, net increased by HK$1,155,521, or 22.4% from HK$5,168,308 as of September 30, 2023 to HK$6,323,829 (approximately US$813,951) as of September 30, 2024, which was mainly due to our increase in revenue during the year ended September 30, 2024. As of 15 January 2025, approximately HK$4.8 million, or 75.5% of the accounts receivable balance as of September 30, 2024 was settled.

For the years ended September 30, 2023 and 2024, allowance for credit loss was recognized for the amount of HK$10,164 and HK$251,851 (approximately US$32,416), respectively. We have not experienced any significant bad debt or write-offs of accounts receivable in the past. We generally conduct our business with creditworthy third parties, being primarily listed companies in Hong Kong. We determine, on a continuing basis, the probable losses and an allowance for credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable is written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Other receivables

Our other receivables mainly represented rental deposit. The increase in other receivables by HK$114,730 or 263.7%, from HK$43,500 as of September 30, 2023 to HK$158,230 (approximately US$20,366) as of September 30, 2024 was mainly due to the increase in rental deposit as we entered into a new non-cancellable lease contract in November 2023.

Amount due from directors

As of September 30, 2024, amount due from directors, being Mr. Choi and Mr. Leung, were approximately HK$18,444,864 (approximately US$2,374,070). On October 31, 2024, as a subsequent event, such balance was fully settled and set off against the retained earnings of Rainbow Capital by way of a declaration of dividends to its shareholders.

Contract liabilities

Our contract liabilities mainly represented the upfront payments received upon signing of the contracts for our IPO sponsorship / independent financial advisory / financial advisory services and the advances from clients related to our compliance advisory services. These payments are non-refundable and will be recognized as revenue when our performance obligation has been satisfied. Our contract liabilities remained stable at HK$1,410,000 and HK$1,333,130 (approximately US$171,589) as of September 30, 2023 and 2024, respectively.

Accruals and other payables

Our accruals and other payables mainly represented our accrued expenses. Our accruals and other payables decreased by HK$948,435 or 94.5% from HK$1,003,600 as of September 30, 2023 to HK$55,165 (approximately US$7,100) as of September 30, 2024 as a result of the decrease in advisory fee payable for business referrals and assisting our clients in identifying potential professional parties or underwriters for listing on Nasdaq.

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Lease liabilities

Our lease liabilities mainly represented the current portion of the operating lease of our Hong Kong office. Our current lease liabilities increased by HK$711,776 or 1,720.1% from HK$41,379 as of September 30, 2023 to HK$753,155 (approximately US$96,940) as of September 30, 2024 and our non-current lease liabilities increased by HK$95,046 or 3,095.0% from HK$3,071 as of September 30, 2023 to HK$98,117 (approximately US$12,629) as of September 30, 2024 as we entered into a new non-cancellable lease contract in November 2023.

Current ratio and gearing

We are financially healthy. As of September 30, 2023 and 2024, our current ratio, being current assets divided by current liabilities, was approximately 17.6 times and 15.8 times, respectively. Since the commencement of our corporate finance advisory business in January 2020 and up to the date of this prospectus, we have not incurred any borrowings.

Regulatory Capital Requirements

Subject to certain exemptions specified under FRR, as our Operating Subsidiary, Rainbow Capital is a company registered to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities with the SFC, an independent statutory body set up in accordance with the SFO, and Rainbow Capital is required to maintain minimum paid-up share capital and minimum liquid capital in accordance with the FRR. The following table sets forth a summary of the requirements under the FRR that are applicable to Rainbow Capital and its actual liquid capital as of September 30, 2023 and 2024, respectively:

Company	Type of regulated activities	Minimum amount of paid-up share capital	Required liquid capital as of September 30, 2023	Required liquid capital as of September 30, 2024	Actual liquid capital as of September 30, 2023	Actual liquid capital as of September 30, 2024
		(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)
Rainbow Capital	Type 1 & Type 6	10,000	3,000	3,000	23,794	27,006

The paid-up share capital is not defined under the SFO, but it generically refers to the actual paid-up share capital of a company by its shareholders. The liquid capital of a licensed corporation means the amount by which its liquid assets exceed its ranking liabilities, as defined in accordance with the FRR. Liquid assets primarily represent our cash and cash equivalents, account receivables from our corporate finance advisory services and other assets including deposits, prepayments and other receivables, and the ranking liabilities primarily represent contract liabilities arise from our corporate finance advisory services, accruals and other payables. As of September 30, 2023 and 2024, Rainbow Capital has exceeded the required regulatory capital requirement.

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Cash Flows

Comparison of years ended September 30, 2023 and 2024

Our use of cash primarily related to operating activities and capital expenditure. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	USD
Net cash generated from operating activities	834,443	13,413,114	1,726,425
Net cash used in investing activity	-	(411,016)	(52,903)
Net cash used in financing activities	(1,692,000)	(13,438,000)	(1,729,628)
Net change in cash and cash equivalents	(857,557)	(435,902)	(56,106)
Cash and cash equivalents at the beginning of the year	19,612,901	18,755,344	2,414,033
Cash and cash equivalents at the end of the year	18,755,344	18,319,442	2,357,927

Operating activities

Our cash inflow from operating activities was principally from the receipt of our revenue. Our cash outflow used in operating activities was principally for payment of staff costs, rental and office expenses and other operating expenses.

For the year ended September 30, 2023, we had net cash generated from operating activities of HK$834,443, mainly arising from our net income of HK$7,538,402 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) amortization of right-of-use assets in relation to our Hong Kong office of HK$262,782; and (ii) fair value change of financial assets of HK$365,560. Changes in operating assets and liabilities mainly included: (i) increase in accounts receivable of HK$2,587,477 as a result of our increase in revenue; (ii) increase in tax prepaid of HK$1,308,562; (iii) increase in amount due from a related party of HK$290,000; (iv) decrease in tax payable of HK$1,114,457; and (v) increase in amount due from directors of HK$1,989,230.

For the year ended September 30, 2024, we had net cash generated from operating activities of HK$13,413,114 (approximately US$1,726,425), mainly arising from our net income of HK$12,772,559 (approximately US$1,643,979) as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items mainly consisted of (i) amortization of right-of-use assets in relation to our Hong Kong office of HK$683,521 (approximately US$87,977); (ii) provision for credit loss of HK$251,851 (approximately US$32,416); and (iii) fair value change of financial assets of HK$179,968 (approximately US$23,164). Changes in operating assets and liabilities mainly included: (i) increase in accounts receivable of HK$1,407,372 (approximately US$181,145) as a result of our increase in revenue; (ii) decrease in tax prepaid of HK$1,308,562 (approximately US$168,427); (iii) decrease in amount due from a related party of HK$290,000 (approximately US$37,326); (iv) decrease in amount due from directors of HK$413,795 (approximately US$53,260); (v) decrease in accruals and other payables of HK$948,435 (approximately US$122,074); (vi) decrease in lease liabilities in relation to our Hong Kong office of HK$661,048 (approximately US$85,085); and (vii) increase in tax payable of HK$603,141 (approximately US$77,631).

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Investing activity

Our cash used in investing activity represented our purchase of fixed assets.

For the years ended September 30, 2023 and 2024, we had net cash used in investing activity of nil and HK$411,016 (approximately US$52,903), respectively.

Financing activities

Our cash used in financing activities was principally payment of deferred offering costs, advance to directors and repayment by a director.

For the year ended September 30, 2023, our cash used in financing activities was HK$1,692,000, representing advance to directors.

For the year ended September 30, 2024, our cash used in financing activities was HK$13,438,000 (approximately US$1,729,628), consisting of payment of deferred offering costs of HK$156,000 (approximately US$20,079), advance to directors of HK$16,282,000 (approximately US$2,095,684) and repayment by a director of HK$3,000,000 (approximately US$386,135).

Capital Expenditures

Our Group purchased fixed assets in the amounts of nil and HK$411,016 (approximately US$52,903) for the years ended September 30, 2023 and 2024, respectively.

Related Party Transactions and Balances

(i)	Related parties transactions

The Company does not have significant related party transactions incurred during the years ended September 30, 2023 and 2024 except for the following:

			For the years ended September 30,
Name	Relationship with the related party	Nature	2023	2024	2024
			HK$	HK$	US$
Tomo Holdings Limited (stock code: 6928.HK)	Mr. Choi is a director	Revenue	290,000	890,000	114,553
Carry Wealth Holdings Limited (stock code: 643.HK)	Mr. Choi is a director	Revenue	180,000	-	-
Alpha Technology Group Limited (stock code: ATGL.NASDAQ)	Mr. Choi is a director	Revenue	2,000,000	300,000	38,614
		Total	2,470,000	1,190,000	153,167

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(ii)	Funds advance to related parties

The funds advance to related parties as of September 30, 2023 and 2024 were as follows:

		As of September 30,
Name	Relationship with the related party	2023	2024	2024
		HK$	HK$	US$
Mr. Choi*	Shareholder and director of our Company	13,793,410	16,824,700	2,165,536
Mr. Leung*	Shareholder and director of our Company	3,608,249	1,620,164	208,534
Tomo Holdings Limited (stock code: 6928.HK)**	Mr. Choi is a director	290,000	-	-
	Total	17,691,659	18,444,864	2,374,070

* The balances represented the loans to Mr. Choi and Mr. Leung by Rainbow Capital. The period of the loan facilities was from January 1, 2021 to December 31, 2024. During this period, the loan amount will expire in one year after being received by the borrowers and will renew automatically for another one year until a notice is received from either party. The loan is unsecured and interest free.

Set out below is a reconciliation of the amount due from directors (i.e. Mr. Choi and Mr. Leung) from September 30, 2023 to September 30, 2024:

Amount due from directors	HK$

As of September 30, 2023	17,401,659

Declaration of dividend on July 26, 2024 (Note 1)	(11,825,000)
Advance to directors (Note 2)	16,282,000
Repayment by a director on December 27 and 28, 2023 (Note 2)	(3,000,000)
Expenses paid by the directors on behalf of Rainbow Capital (Note 2)	(413,795)

As of September 30, 2024	18,444,864

Note 1: Represented a non-cash transaction.

Note 2: Represented actual cash transactions and tied to the consolidated cash flow statements.

** The balances represented the account receivable due from the related party to Rainbow Capital.

As of September 30, 2024, amount due from directors, being Mr. Choi and Mr. Leung, were approximately HK$18,444,864 (approximately US$2,374,070). On October 31, 2024, as a subsequent event, such balance was fully settled and set off against the retained earnings of Rainbow Capital by way of a declaration of dividends to its shareholders.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure about Market Risk

Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from directors and other current assets.

Our Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiary are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,356) if the bank with which an individual/a company hold its eligible deposit fails and with effective from October 1, 2024, the protection limit was increased to HK$800,000 (approximately US$102,969). As of September 30, 2023 and 2024, cash balances of HK$18,755,344 and HK$18,319,442 (approximately US$2,357,927), respectively, were maintained at a financial institution in Hong Kong and HK$500,000 and HK$500,000 (approximately US$64,356), respectively, were insured by the Hong Kong Deposit Protection Board.

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Our Company has designed their credit policies with an objective to minimize their exposure to credit risk. Our Company’s accounts receivable is short term in nature and the associated risk is minimal. Our Company conducts credit evaluations on its clients, being primarily listed companies in Hong Kong, and generally does not require collateral or other security from such clients. Our Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

Our Company’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with bank.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Company, such as cash and cash equivalents, at the end of the reporting period, our Company is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Since the commencement of our corporate finance advisory business in January 2020 and up to the date of this prospectus, we have not incurred any borrowings. As a result, we have not been subject to any interest rate risk arising from borrowings.

Foreign currency risk

The reporting currency of the Company is Hong Kong Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Significant Accounting Policies and Critical Accounting Judgements and Estimates

We have identified certain accounting policies that are significant to the preparation of our Group’s financial information. Some of our accounting policies involve subjective assumptions and estimates, as well as complex judgements relating to accounting items. In each case, the determination of these items requires management judgements based on information and financial data that may change in future periods. When reviewing our financial information, you should consider: (i) our selection of accounting policies; and (ii) the results to changes in conditions and assumptions. We set forth below those accounting policies that we believe are of critical importance to us or involve the most significant estimates and judgements used in the preparation of our Group’s financial information.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment and interest rate of lease. Actual results may differ from these estimates.

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Accounts receivables, net

Accounts receivable mainly represent amounts due from clients for corporate finance advisory services which are recorded net of allowance for the Company’s expected credit losses, if any. The Company generally does not grant formal credit terms to the clients. The Company usually issues an invoice in respect of (i) corporate finance advisory services after a pre-defined milestone under the mandate is achieved or upon completion of a transaction; and (ii) compliance adviser engagements on monthly, quarterly or semi-annual basis. Payments are required to be made within a reasonable period of time after the issuance of an invoice and are usually settled by cheque or via wire transfer within three months of the date of invoice.

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Company’s consolidated financial statements. In estimating allowance for credit losses, the Company considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Contract liabilities

The Company bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. Contract liabilities represent the upfront payments received upon signing of the contract for initial public offering/independent financial advisory/financial advisory services and advances from clients related to compliance advisory services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Company are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our office lease is included in operating lease right-of-use (ROU) asset, current portion of operating lease liability and operating lease liability, net of current portion.

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ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Company has elected not to treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended September 30, 2023 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

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Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company has elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. The service offerings mainly comprise the following:

Under ASC 606, an entity recognizes revenue only when it satisfies a performance obligation by transferring a promised goods or service to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met: (i) The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. (ii) The entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. (iii) The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

If a performance obligation is not satisfied over time, an entity satisfies the performance obligation at a point in time.

The Company’s principal revenue stream includes:

1.	Listing sponsorship and securities related services

●	IPO sponsorship services: Rainbow Capital acts as a sponsor to companies seeking to list on the Main Board or GEM in Hong Kong, advising and guiding them and their directors throughout the listing process in return for sponsor’s fee.

Rainbow Capital enters into a distinct contract with its clients for the provision of listing sponsorship services. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The listing sponsorship services include assisting the client to engage different professional parties for its listing, carrying out due diligence preparation of and reviewing prospectus and other submission documents including accountants’ report, legal opinions and profit and cash flow forecast memorandum, assessing the suitability of listing of the client, and advising on reorganization, assisting in preparation of roadshow materials and attending hearing for the listing application.

The entire service fee from clients is non-refundable and Rainbow Capital is entitled to receive upfront payment upon signing the contract which shall be recorded as contract liabilities. There are generally several performance obligations while fee is paid by the Company’s clients by instalments subject to each milestone being achieved as stated in the contract. Each milestone needs to be combined with other resources that are readily available to the customer and are separately identifiable from other performance obligations in the contract. The fees received upon signing the contract and other instalments are recognized based on the point in time upon different stages such as (i) the submission of listing application to the Hong Kong Stock Exchange; (ii) the holding of first listing hearing by the listing committee of the Hong Kong Stock Exchange; and (iii) the successful listing on the Main Board or GEM of the Hong Kong Stock Exchange. There is variable consideration in the transaction price. The transaction price depends on what services are provided to customer. For projects which Rainbow Capital receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, Rainbow Capital recognizes revenue from the upfront payment at the lapse of contract. There are cases which customer submitted the listing application but not able to process to attend the listing hearing and be listed.

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●	Underwriting services and overall coordinator: Rainbow Capital acts as an overall coordinator, a global coordinator, a bookrunner, a lead manager or an underwriter in return for underwriting commission.

Rainbow Capital enters a distinct underwriting or referral agreement with its clients for the provision of securities related services. The securities related services are distinct and identified as one performance obligation. As stipulated in the underwriting or referral agreement, Rainbow Capital will charge an underwriting or referral income based on certain percentage of the funds raised in the transaction, either IPO or other fundraising activities.

Rainbow Capital is entitled to receive fee at the completion of services as stipulated in the service contract. Hence, revenue from providing underwriting or referral services to clients is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO, i.e., listing on the Hong Kong Stock Exchange, or the completion of a placement by client.

2.	Financial and compliance advisory services:

●	Financial advisory services: Rainbow Capital acts as a financial advisor to (i) listed companies in Hong Kong as well as their shareholders and investors, advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies including the Listing Rules, the GEM Listing Rules and the Takeovers Code; (ii) companies seeking to list on the Nasdaq, advising them on corporate structure, financial management and corporate governance and assisting them in coordinating with, and supervising the work of, various professional parties involved in the entire listing process; and (iii) corporate and financial buyers, providing financial due diligence services to enhance their understanding of the target businesses and all relevant financial issues so that informed decision can be made, in return for advisory fee.

For financial advisory services to (i) listed companies in Hong Kong as well as their shareholders and investors; and (ii) corporate and financial buyers

Rainbow Capital enters a distinct contract with its clients for the provision of financial advisory services. The scope of work under financial advisory services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as Rainbow Capital’s clients cannot benefit from any standalone task. Therefore, the entire transaction prices of financial advisory services are generally allocated to a single performance obligation.

The entire service fee from clients is non-refundable and Rainbow Capital is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other instalments is recognized based on the point in time either (i) at the time of completion; or (ii) lapse of contracts.

For financial advisory services to clients pursuing listing on the Nasdaq

Rainbow Capital enters into a distinct contract with its clients. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. There are generally two performance obligations while fee is paid by the clients by instalments subject to each milestone being achieved as stated in the contract.

The entire service fee from clients is non-refundable and Rainbow Capital is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the clients cannot benefit from any standalone task, Rainbow Capital concludes the stage of submission of listing application as the first performance obligation and recognizes the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. For projects which Rainbow Capital receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, the Group recognizes revenue from the upfront payment at the lapse of contract.

For service fee received upon listing, which is the second performance obligation, revenue is recognized upon completion of the financial advisory service, which is evidenced by listing of the clients.

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●	Independent financial advisory services: Rainbow Capital acts as an independent financial advisor to independent board committees and/or independent shareholders of listed companies in Hong Kong rendering independent recommendations and opinions in return for advisory fee.

Rainbow Capital enters a distinct contract with its clients for the provision of independent financial advisory services. Rainbow Capital’s independent financial advisory services include (i) conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions; (ii) issuing our opinion, in the form of an independent financial advisory letter, to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (iii) obtaining the necessary clearance in relation to our opinion letters from the Hong Kong Stock Exchange and/or the SFC.

The entire service fee from clients is non-refundable and Rainbow Capital is entitled to receive upfront payment upon signing of the mandate. As the independent financial advisory services involve a series of tasks which are interrelated and are not separable or distinct as the clients cannot benefit from any standalone task, Rainbow Capital concludes that the independent financial advisory services to be accounted for as a single performance obligation. The entire transaction prices of independent financial advisory services are allocated to a single performance obligation and the fees received upon signing the contract and upon issuance of circular which contains independent financial advisor letter, is recognized at the point the issue of circular on the Hong Kong Stock Exchange because it is the time that the scope of work for acting as an independent financial advisor such as carrying out due diligence, preparation of independent financial advisor letter to independent board committee and independent shareholders, and replying to queries from the Hong Kong Stock Exchange and/or the SFC are completed. For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts.

•	Compliance advisory services: Rainbow Capital acts as a compliance advisor to listed companies in Hong Kong advising them on post-listing compliance matters in return for advisory fee.

Rainbow Capital enters a distinct contract with its clients for the provision of compliance advisory services. Rainbow Capital concludes that each monthly compliance advisory service (i) is distinct and (ii) meets the criteria for recognizing revenue over time. In addition, the Rainbow Capital concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, Rainbow Capital concludes that the monthly compliance advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, Rainbow Capital recognizes revenues from compliance advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. There is no contract asset that Rainbow Capital has right to consideration in exchange for its compliance advisory services that Rainbow Capital has transferred to its clients. Such right is not conditional on something other than the passage of time.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

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INDUSTRY

Unless otherwise noted, all the information and data presented in this section has been derived from the Frost & Sullivan Report dated December 16, 2024. We have independently verified such information, and consider such information to be reliable. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

In this section of the prospectus, data is prepared based on the calendar year. For example, year 2023 refers to the year ended December 31, 2023.

MACRO ECONOMY OVERVIEW IN HONG KONG AND THE U.S.

Nominal GDP and Nominal GDP Per Capita in Hong Kong

Attributed to the increase in domestic demand and trade performance featured with recovery of economy in Europe and North America, the nominal GDP in Hong Kong has registered steady growth, from HK$2,844.8 billion in 2019 to HK$3,003.0 billion in 2023. Owing to the outbreak of COVID-19 in 2020, the Nominal GDP plunged to HK$2,675.3 billion in 2020, a CAGR of approximately 1.4% was recorded during 2019 to 2023. During the same period, the real GDP in Hong Kong recorded a slight decrease at a CAGR of -0.3%.

Moving forward, according to International Monetary Fund (“IMF”), Hong Kong’s economy is set to regain its momentum along with the recovery of tourism and consumption, the nominal GDP of Hong Kong is expected to recover and grow from HK$3,108.1 billion in 2024 to HK$3,894.7 billion in 2028, representing a CAGR of approximately 5.8%. The real GDP in Hong Kong is expected to rise a CAGR of 2.8% from 2024 to 2028.

Source: International Monetary Fund, Frost & Sullivan

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Nominal GDP Per Capita and Growth Rate in Hong Kong

Following the past trend of nominal GDP, nominal GDP per capita in Hong Kong increased at a CAGR of 1.3%, from approximately HK$378.9 thousand in 2019 to approximately HK$398.5 thousand in 2023. The real GDP in Hong Kong recorded a decrease from HK$389.8 thousand in 2019 to HK$385.4 thousand in 2023, at a CAGR of -0.3%.

The significant drop of nominal GDP per capita in 2020 is due to the negative impact brought by COVID-19 on the economy. However, with the recovery of the economy, the GDP per capita is expected to reach HK$531.6 thousand, with a CAGR of 5.8% during the period of 2024 to 2028. The real GDP in Hong Kong is expected to increase at a CAGR of 2.2% from 2024 to 2028.

Source: International Monetary Fund, Frost & Sullivan

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Total Population and Growth Rate in Hong Kong

The population in Hong Kong has slightly increased from 7.52 million in 2019 to 7.54 million in 2023, representing a CAGR of 0.1%, which is mainly due to the continuing drop in birth rate and immigration. According to the IMF, population growth is forecasted to rebound slightly and grow in the next five years to reach 7.77 million by the end of 2028, representing a CAGR of 0.6% from 2024 to 2028, with the proactive approach in attracting more outside talent to settle in Hong Kong and fostering a supportive environment for raising families.

Source: International Monetary Fund, Frost & Sullivan

Global Ranking of Stock Exchange by Market Capitalization

The New York Stock Exchange and London Stock Exchange have had the greatest history amongst the stock exchange around the globe, whilst new firms sprang up throughout Asia and Europe in the 1990s and 2000 that has contributed to the prosperity of the stock exchange in emerging markets. New York Stock Exchange and Nasdaq Stock Market forms a predominant role in the global stock exchange market, which the market capitalization has reached USD26,960.7 billion and USD24,315.6 billion respectively in 2024. The Hong Kong Stock Exchange, in particular, is the 8th largest stock exchange by the market capitalization of USD4,101.4 billion in 2024.

Note: Market capitalization data in 2024 was recorded as at April 2024

Source: Frost & Sullivan

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Total turnover of Securities Listed on Main Board and GEM of HKEx

Total turnover of Securities Listed on Main Board and GEM of HKEx recorded the growth from HK$21,440.0 billion in 2019 to HK$25,518.0 billion in 2023, at a CAGR of 4.4%, primarily due to the improved investor sentiment amid the re-opening of Mainland China and the expected economic recovery. The drop in 2022 and 2023 was attributed to external macro factors, including worries over interest rate hikes in the U.S., a slowing global economy and uncertainties about geopolitical tensions in Ukraine.

Source: HKEx

Number of Companies Listed and Market Capitalization on HKEx

Following the introduction of Chapter 18C and the Listing Regime for Specialist Technology Companies, the IPO market showed signs of momentum in Hong Kong, with the number of companies listed on HKEx increasing from 2,449 in 2019 to 2,609 in 2023.

Against the backdrop of continued global economic and geopolitical challenges, the Hong Kong stock market saw a decrease in 2022 and 2023. Overall, the market capitalization of companies listed on HKEx decreased from HK$38,165 billion in 2018 to HK$31,039 billion in 2023.

Source: HKEx

Total Equity Fund Raised on Main Board and GEM

The listing of Mainland new economy companies has supported Hong Kong’s position as the world’s leading listing hub. They accounted for a significant part of IPO funds raised in Hong Kong, thereby contributing to the increase in total equity fund raised on Main Board and GEM in 2020 and 2021.

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In 2023, uncertainties about the global economic outlook lingered amid the high-interest rate environment and risk appetite was further dampened by geopolitical tensions in the Middle East and Ukraine. The total equity funds raised on Main Board decreased from HK$770 billion in 2021 to HK$151.3 billion in 2023 accordingly.

Note: The figures include both IPO funds raised and post IPO funds raised.

Source: HKEx

Mergers and Acquisitions in Hong Kong

The Hong Kong M&A market saw a significant decline in transaction volumes, dropping from 209 transactions in 2019 to 152 in 2023, representing a negative CAGR of 7.7%. The sharp decline was particularly evident in recent years, with transactions falling to 130 in 2022 and 152 in 2023, amid global economic uncertainties, high-interest rates, and geopolitical tensions that dampened market sentiment and deal-making appetite.

Source: Frost & Sullivan

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Total Number of Listed Companies on US Stock Exchanges

The U.S. stock exchanges maintained their position as one of the world’s leading listing venues, with the total number of listed companies growing from 5,524 in 2019 to 5,704 in 2023, representing a CAGR of 0.8%. The market reached its peak in 2022 with 6,223 listed companies, before moderating in 2023 amid global economic uncertainties and market volatility. Notably, international companies listing on NASDAQ demonstrated robust growth, recording a CAGR of 16.0% from 2019 to 2023, reflecting the exchange’s continued appeal to overseas issuers despite challenging market conditions. This growth was achieved against the backdrop of heightened geopolitical tensions, monetary tightening in major economies, and evolving regulatory landscapes.

Source: World Federation of Exchanges, Frost & Sullivan

Total Funds Raised by Listed Companies in the U.S.

The funds raised by listed companies in the U.S. experienced fluctuations, declining from US$61.7 billion in 2019 to US$21.5 billion in 2023, representing a negative CAGR of 23.2%. The market reached its peak in 2021, with total funds raised of US$233.5 billion, driven by strong investor appetite and favorable market conditions. The subsequent sharp decline in fundraising activities through 2023 reflected broader market challenges, including persistent inflation concerns, aggressive monetary tightening by the Federal Reserve, and heightened geopolitical uncertainties. This downturn in capital raising activities highlighted the impact of macroeconomic headwinds on market sentiment and investor confidence.

Source: World Federation of Exchanges, Frost & Sullivan

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Total Market Capitalization of Listed Companies in the U.S.

The total market capitalization of US-listed companies demonstrated resilient growth, increasing from US$25.3 trillion in 2019 to US$33.0 trillion in 2023, achieving a CAGR of 6.9%. The market reached its peak in 2021 at US$40.5 trillion, buoyed by strong performance in technology and growth sectors, as well as accommodative monetary policies. Despite the moderation from the 2021 peak, the sustained expansion in market capitalization through 2023 reflected the underlying strength of US capital markets, even as they navigated through challenges including inflation pressures, interest rate adjustments, and global economic uncertainties.

Source: World Federation of Exchanges, Frost & Sullivan

Annual Turnover of Listed Companies in the U.S.

Annual turnover in U.S. equity markets showed robust growth, rising from US$30.3 trillion in 2019 to US$50.1 trillion in 2023, representing a CAGR of 13.4%. Trading activity reached its pinnacle in 2021 at US$56.9 trillion, driven by heightened market volatility, increased retail participation, and strong institutional trading volumes. The sustained high levels of trading activity through 2023, despite moderating from the 2021 peak, demonstrated the continued depth and liquidity of US markets.

Source: World Federation of Exchanges, Frost & Sullivan

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OVERVIEW OF HONG KONG CORPORATE FINANCE SERVICES MARKET

Definition and Industry Segmentation

The corporate finance services in Hong Kong could be further divided into (i) IPO sponsorships and underwriting services, (ii) financial advisory services, (iii) independent financial advisory services and (iv) compliance advisory services.

IPO Sponsorship and Underwriting Services: Corporate finance services providers serve as a sponsor for companies looking to list on the Main Board and GEM in Hong Kong, offering advice and guidance to them and their directors throughout the listing process in exchange for a sponsorship fee. For those applicants receiving IPO sponsorship services, corporate finance services providers also offer underwriting services, taking on roles such as overall coordinator, global coordinator, bookrunner, lead manager, or underwriter, for which they receive an underwriting commission.

Financial Advisory Services: Financial advisory services are provided to: (a) listed companies in Hong Kong, along with their shareholders and investors, guiding them on the terms and structures of proposed transactions, as well as the associated implications and compliance issues under the Hong Kong regulatory framework, including the Listing Rules, GEM Listing Rules, and the Takeovers Code; (b) companies aiming to list on Nasdaq, advising them on corporate structure, financial management, and corporate governance, while assisting in the coordination and oversight of various professional parties involved in the listing process; and (c) corporate and financial buyers, offering financial due diligence services to deepen their understanding of target businesses and relevant financial matters, enabling them to make informed decisions, in exchange for an advisory fee.

Independent Financial Advisory Services: Corporate finance services providers function as an independent financial adviser to independent board committees and/or shareholders of listed companies in Hong Kong, offering unbiased recommendations and opinions in exchange for an advisory fee.

Compliance Advisory Services: Corporate finance services providers act as a compliance adviser to listed companies in Hong Kong, providing guidance on post-listing compliance issues in exchange for an advisory fee.

Market Drivers

1.	Rise of Corporate Restructuring and Recovery

In response to economic volatility, market disruptions, or changes in consumer behavior, corporate restructuring and recovery are the driving force in the corporate finance services industry in Hong Kong. Faced with financial distress or operational inefficiencies, companies often seek expert guidance to navigate complex challenges, including debt management, operational streamlining, and strategic realignment. Distressed companies might seek mergers or acquisitions as a means of recovery, either by merging with a healthier entity or being acquired to enhance their operational capabilities and market position. Companies in recovery may pursue equity financing to bolster their balance sheets, which can involve issuing new shares to existing or new investors, often to raise capital for growth initiatives or debt repayment. These mergers and acquisitions, and fund-raising activities translate into growth opportunities for corporate finance services providers in Hong Kong.

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2.	Differentiated and One-stop Services

With the accelerated industry integration and the fierce competition faced by market participants, provision of value-added services is becoming the mainstream in corporate finance services market in Hong Kong. Corporate finance service providers who are able to offer one-stop solutions, ranging from IPO sponsorships and underwriting services to financial advisory, independent financial advisory, and compliance advisory services, will cater to the needs of corporate clients in the evolving economic environment and complex regulatory regime. The ability to deliver convenience, integration, and strategic advantages make them an attractive option for corporate clients navigating complex financial environments. For example, clients can access a comprehensive range of services under one roof, reducing the time and effort required to coordinate with multiple service providers. This streamlined approach enhances overall efficiency in managing financial transactions. In addition, the provision of interconnected services such as IPO sponsorship, underwriting, financial advisory, and compliance advisory, benefit clients from a holistic view of their financial needs. This integration ensures that all aspects of corporate finance are aligned, minimizing gaps and inconsistencies.

3.	Greater Importance of Third Party ESG Consultancy Services

To promote thorough analysis and disclosure of material ESG risks, the Hong Kong Stock Exchange has mandated that IPO applicants and listed companies publish annual ESG reports since 2016, with updates in 2021 that align with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations. These revisions guide companies in meeting international disclosure standards. ESG consultants are increasingly engaged to help ensure compliance with these evolving regulations, enabling firms to develop effective reporting strategies. According to the Hong Kong Trade Development Council, ESG considerations are becoming crucial for attracting investors, clients, and talent while enhancing corporate reputation and competitiveness. However, companies face challenges, such as the lack of standardized guidelines for measuring ESG factors and insufficient internal expertise. Third-party ESG consultancies, who provide the one-stop solutions for the structure, content and design of ESG reports/ ESG Reporting, and improvement of third-party ESG rating scores, play a vital role in addressing these issues by offering frameworks that allow companies to monitor real-time information for better decision-making, reduce risks, and enhance performance, which is expected to gain greater importance.

4.	Opportunity driven by the U.S. capital market

The U.S. capital market presents significant opportunities for corporate finance services providers in Hong Kong. With an increasing number of Hong Kong and RPC companies seeking to expand into the U.S. market, there is a growing demand for advisory services related to cross-border transactions, IPO support, and regulatory guidance to navigate US frameworks. Corporate finance providers can offer specialized services to ensure compliance with SEC regulations for companies entering the U.S. market. In particular, corporate finance services providers are able to cater to the needs of companies seeking to list on the Nasdaq, advising them on corporate structure, financial management and corporate governance and assisting them in coordinating with, and supervising the work of, various professional parties involved in the entire listing process.

Market Trends and Opportunities

FinTech-enabled and digitalization of financial services:

The proliferation of information system technology has brought about various opportunities and varieties in the corporate finance services market. In particular, Fintech solutions streamline the generation of financial reports through automation, reducing the time and effort required for data collection and analysis. This enhances accuracy and allows for real-time insights. Fintech applications also help corporate finance services providers navigate complex regulatory requirements through automated compliance checks, reporting, and documentation, reducing the risk of non-compliance.

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Market Challenges and Threats

Increased Competition

The corporate finance services industry experienced transformation driven by technology and rapid change in regulatory regime. The corporate finance services industry has undergone significant transformation due to advancements in technology and the rapid evolution of regulatory frameworks. Technological innovations, such as fintech solutions, have streamlined processes, enhanced data analytics, and improved client engagement, allowing firms to operate more efficiently and offer more tailored services. Also, the changing regulatory landscape has prompted companies to adopt more robust compliance measures, leading to the development of automated tools that simplify adherence to complex regulations. Market participants who are unable to adapt to these changes would fail to meet the evolving needs of their clients and navigate the challenges of an increasingly complex financial environment.

COST ANALYSIS

Raw Material Cost and Labor Cost

Labor cost is the major cost for corporate finance services in Hong Kong. The cost of human resources has been increasing in past five years, when the index grew from 100.0 in 2019 to 112.5 in 2023, representing a CAGR of approximately 3.0%. As the Hong Kong economy continues to grow and expand demand for corporate finance services, it is anticipated that labor wages in financial activities industry will continue to rise in the next five years.

Source: HKSAR Census and Statistics Department, Frost & Sullivan

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Market Size of Corporate Finance Services in Hong Kong

The market size of corporate finance services in Hong Kong increased from HK$2,091.1 million in 2019 to HK$2,804.9 million in 2023, at a CAGR of 7.6%. The corporate finance services in Hong Kong are mainly driven by (i) the rise of Corporate Restructuring and Recovery amid economic volatility, market disruptions and changes in consumer behavior; (ii) the increasing demand for the provision of interconnected services such as IPO sponsorship, underwriting, financial advisory, and compliance advisory, and; (iii) the opportunities driven by the U.S. capital market. Going forward, the corporate finance services in Hong Kong is expected to rise at a CAGR of 5.5% from 2024 to 2028.

Source: Frost & Sullivan

Market Size of ESG Consulting Services in Hong Kong

ESG Consulting Services refers to the one-stop solutions for the structure, content and design of ESG reports/ ESG Reporting, and improvement of third-party ESG rating scores. Interest in Environmental Social Governance (ESG) has increased exponentially, due to investor demand, and regulatory drives. The market size of ESG consulting services in Hong Kong increased from HK$77.1 million in 2019 to HK$198.9 million in 2023, at a CAGR of 26.7%. With tightening reporting requirements for Hong Kong listed companies and the rising investor appetite for green/sustainable finance, listed companies would increasingly place emphasis on ESG. Accordingly, the market size of ESG consulting services in Hong Kong is expected to increase from HK$222.1 million in 2024 to HK$305.9 million in 2028, at a CAGR of 8.3%.

Source: Frost & Sullivan

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Number of Regulated Activities

Both Type 1 and Type 6 regulated activities require appropriate licensing and adherence to regulatory standards set by the Securities and Futures Commission in Hong Kong. Type 1 regulated activity involves the buying and selling of securities, including securities dealing. market making and advisory services. Type 6 regulated activity focuses on providing advice related to corporate finance, including financial advisory, IPO sponsorship and compliance advisory services. Type 1 regulated activity in Hong Kong remains stable, with the number of licensed corporations staying at around 1,400, and the number of licensed representatives staying at around 27,000. The number of Type 1 regulated activity of registered institutions ranged from 111 to 114 during the period from 2019 to 2023. Despite the slight decrease in the number Type 6 regulated activity of licensed corporations and registered institutions in Hong Kong, the number of Type 6 regulated activity of licensed representatives recorded the growth from 4,994 in 2019 to 6,145 in 2023.

Source: HKEx

COMPETITIVE LANDSCAPE

To enter the corporate finance services market, companies are required to be licensed for Type 6 regulated activity (advising on corporate finance) and Type 1 regulated activity (dealing in securities) if underwriting services are provided. Companies must have at least two competent Responsible Officers (“RO”) to supervise their businesses for both Type 6 and Type 1 regulated activity. The SFC may impose certain conditions on the licenses after considering the competence of a corporation and its ROs.

Within the corporate finance services industry in Hong Kong, there are primarily three types of market players:

●	Licensed Corporations, companies holding Type 6 licenses: 302 firms in 2023

●	Licensed Representatives, Individual practitioners: 6,145 representatives in 2023

●	Registered Institutions, authorized financial institutions: 28 institutions in 2023

For firms involved in underwriting activities, additional Type 1 licenses are required:

●	Licensed Corporations with Type 1: 1,464 firms in 2023

●	Licensed Representatives with Type 1: 27,053 individuals

●	Registered Institutions with Type 1: 112 institutions

The corporate finance services market shows steady growth, particularly in the number of licensed representatives for Type 6 regulated activity, which increased from 4,994 in 2019 to 6,145 in 2023, indicating a growing demand for corporate finance professionals in the market. Corporate finance service providers often collaborate with other professional parties to provide comprehensive services, including partnerships with, legal firms for legal documentation and compliance; accounting firms for financial due diligence and auditing; professional valuers for independent valuations; other corporate finance advisers/investment banks for large syndicated deals (where multiple banks work together as underwriters or joint sponsors).

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Ranking of Financial Adviser (one-time)

Rainbow Capital is the second largest corporate finance services providers in Hong Kong by number of deals for acting as financial adviser to listed companies for a particular transaction on a one-time basis in Hong Kong from 2022 to 2024.

Source: Frost & Sullivan

Note: Market Participants A and C are listed on the Hong Kong Stock Exchange.

Ranking of Independent Financial Adviser (the Listing Rules and the GEM Listing Rules)

Rainbow Capital is the fourth largest corporate finance services providers in Hong Kong by number of deals for acting as independent financial adviser in transactions related to the Listing Rules and the GEM Listing Rules in Hong Kong from 2022 to 2024.

Source: Frost & Sullivan

Note: Market Participants A, F and G are listed on the Hong Kong Stock Exchange.

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Ranking of Independent Financial Adviser (the Takeovers Code)

Rainbow Capital is the fifth largest corporate finance services providers in Hong Kong by number of deals for acting as independent financial adviser in transactions related to the Takeovers Code in Hong Kong from 2022 to 2024.

Source: Frost & Sullivan

Note: Market Participants A, F and G are listed on the Hong Kong Stock Exchange.

Ranking of Compliance Adviser

Rainbow Capital is the fourth largest corporate finance services providers in Hong Kong by number of deals for acting as compliance adviser in Hong Kong from 2022 to 2024.

Source: Frost & Sullivan

Note: Market Participants F and H are listed on the Hong Kong Stock Exchange. Market Participants J is listed on the Nasdaq Stock Market.

Ranking of Financial Adviser (Offeror)

Rainbow Capital is the second largest corporate finance services providers in Hong Kong by number of deals for acting as financial adviser to offerors in takeover transactions in Hong Kong from 2022 to 2024.

Source: Frost & Sullivan

Note: Market Participants A, F and K are listed on the Hong Kong Stock Exchange.

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Entry Barriers

1.	Sound reputation and professional credentials

Corporate finance services providers with a proven track record, sound reputation, professional credentials and high trustworthiness have more advantages than new market entrants as it pertains to gaining trust from clients. In order to obtain such requirements, corporate finance services must recruit top talents and demonstrate well-performed execution ability. In fact, only a minimal portion of corporate finance services providers are able to accomplish all high firm, brand and services awareness to gain such reputation. New market entrants may find difficulty in competing with corporate finance services providers who has already established brand names in the industry.

2.	Acceleration of operational change

Corporate finance services providers are accelerating operational change in digital transformation to improve performance. For instance, corporate finance services providers introduce applications such as automated financial management, advanced data analytics, robo-advisors, and regulatory technology to streamline operations, enhance decision-making, and improve efficiency. High initial investments are required to develop and implement these technologies, while the need for specialized expertise presents a skills gap. The applications of fintech creates substantial entry barriers for new firms in the industry.

3.	Quality of services and economies of scale

The existing market participants in the corporate finance services industry have developed comprehensive service offerings, and have a deep understanding of complex transactions and personalized solutions tailored to specific client needs, and some of them may enjoy economies of scale in devoting greater resources to marketing and promotional campaigns than the new market entrants. New entrants may struggle to match the level of customization and expert knowledge offered by established players.

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BUSINESS

Overview

We principally engage in providing corporate finance services in Hong Kong. Our sole Operating Subsidiary, Rainbow Capital, is a corporation licensed by the SFC to carry on Type 6 (advising on corporate finance) and Type 1 (dealing in securities) regulated activities under the SFO. Over the years, through our dedication, passion and commitment in the industry, Rainbow Capital has emerged to be one of the most active financial advisers in Hong Kong based on the league tables set out in the section headed “Industry” in this prospectus. From 2022 to 2024, Rainbow Capital has been among the top five service providers in terms of the number of deals for various corporate finance services in Hong Kong, according to Frost & Sullivan. Specifically, during the same period, Rainbow Capital ranked 2nd, 2nd, 4th, 5th and 4th in terms of the number of deals for acting as financial adviser to offerors in takeover transactions, one-time financial adviser to listed companies in Hong Kong, independent financial adviser in transactions related to the Listing Rules and the GEM Listing Rules, independent financial adviser in transactions related to the Takeovers Code and compliance adviser, respectively.

Since the commencement of our corporate finance services business in January 2020 and up to the date of this prospectus, we have acted for over 200 clients, a majority of which are listed companies in Hong Kong, engaging in a variety of industry sectors including biotechnology, technology, consumer products, food and beverage, property development and management, manufacturing, logistics, construction services, energy, natural resources and financial services. For the years ended September 30, 2023 and 2024, our net income amounted to approximately US$1.0 million and US$1.6 million, respectively.

Our corporate finance advisory services included the following:

(i)	IPO sponsorships and underwriting services

We act as a sponsor to companies seeking to list on the Main Board and GEM in Hong Kong, advising and guiding them and their directors throughout the listing process in return for sponsor’s fee.

For listing applicants to which we provide IPO sponsorship services, we provide underwriting services by acting as an overall coordinator, a global coordinator, a bookrunner, a lead manager or an underwriter in return for underwriting commission.

(ii)	Financial advisory services

We act as a financial adviser to (a) listed companies in Hong Kong as well as their shareholders and investors, advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies including the Listing Rules, the GEM Listing Rules and the Takeovers Code; (b) companies seeking to list on the Nasdaq, advising them on corporate structure, financial management and corporate governance and assisting them in coordinating with, and supervising the work of, various professional parties involved in the entire listing process; and (c) corporate and financial buyers, providing financial due diligence services to enhance their understanding of the target businesses and all relevant financial issues so that informed decision can be made, in return for advisory fee.

(iii)	Independent financial advisory services

We act as an independent financial adviser to independent board committees and/or independent shareholders of listed companies in Hong Kong rendering independent recommendations and opinions in return for advisory fee.

(iv)	Compliance advisory services

We act as a compliance adviser to listed companies in Hong Kong advising them on post-listing compliance matters in return for advisory fee.

We commenced our corporate finance services business after Rainbow Capital, our sole Operating Subsidiary, was granted with the SFC licenses to carry on Type 6 (advising on corporate finance) and Type 1 (dealing in securities) regulated activities under the SFO in January 2020 and April 2021, respectively. Since the commencement of our corporate finance services business in January 2020 and up to the date of this prospectus, we have been mandated in eight IPO sponsorship projects, 105 financial advisory projects, 180 independent financial advisory projects, 68 compliance advisory projects and three underwriting projects.

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Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

We are an active and established participant in the market with wide client base

Since the commencement of our corporate finance services business in January 2020 and up to the date of this prospectus, Rainbow Capital has acted for over 200 clients, a majority of which are listed companies in Hong Kong and completed for over 270 engagements. We believe that actively participating in the corporate finance market and successful implementation of transactions, the results of which are usually publicly announced on the website of the Hong Kong Stock Exchange, is the best background for obtaining further business. This strategy, integrated with our approach of maintaining continuous communication and follow-up with our clients, has solidified our market presence in the corporate finance services market in Hong Kong. According to Frost & Sullivan, from 2022 to 2024, Rainbow Capital has been among the top five service providers in terms of the number of deals for acting as financial adviser to offerors in takeover transactions, one-time financial adviser to listed companies in Hong Kong, independent financial adviser in transactions related to the Listing Rules and the GEM Listing Rules, independent financial adviser in transactions related to the Takeovers Code and compliance adviser, respectively.

We recognize that market reputation and clients’ confidence in our services are critical to our success, enabling us to continue to obtain new businesses and referrals from our existing clients to secure new mandates. In this regard, we place great emphasis on building up clients’ loyalty by providing them with prompt, competent and unbiased professional services. Through the years, we have built up significant contacts with Hong Kong listed companies and their major shareholders. Out of the 216 clients we have engaged since 2020 and up to the date of this prospectus, approximately 26.9% were ‘‘repeat clients’’ (i.e. Rainbow Capital have been mandated by them for twice or more since 2020, representing a period of approximately five years up to the date of this prospectus which offers a reasonable timespan for assessing loyalty of a particular client).

We have a strong client base

We serve a diverse and solid base of clients by industry. Our clients are primarily listed companies in Hong Kong. Since the commencement of our corporate finance services business in January 2020 and up to the date of this prospectus, we have been engaged in 364 corporate finance projects by 216 clients, among which 159 are listed companies in Hong Kong. All our business operations were concentrated in the capital market sector in Hong Kong during the years ended September 30, 2023 and 2024 and up to the date of this prospectus.

Our clients engage in a diverse spectrum of industry sectors including biotechnology, technology, consumer products, food and beverage, property development and management, manufacturing, logistics, construction services, energy, natural resources and financial services. A diversified client base will mitigate the negative effect to the demand for our services from those industry sectors which have cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

We have accumulated and continuously expanded our client base with renowned brands. Our clients included (i) Bossini International Holdings Limited (stock code: 592.HK), a company engaged in the retailing and distribution of apparel globally under the “Bossini” brand; (ii) Hong Kong Technology Venture Company Limited (stock code: 1137.HK) which operates the largest online shopping mall in Hong Kong under the “HKTVmall” brand, providing a one-stop shop platform including online shopping, delivery service and customer experience; (iii) Pine Care Group Limited which operates care and attention homes for elderly and provides related services, with a widely respected brand in the elderly care sector in Hong Kong; (iv) ZXZN Qi-House Holdings Limited (stock code: 8395.HK) which is a lifestyle furniture and home furnishing company in Hong Kong, operating under the “TREE” brand; (iv) Hypebeast Limited (stock code: 150.HK), a media and e-commerce and retail company principally engaged in the provision of advertising services and advertising spaces for global brands and the sale of goods through its online and offline retail platforms, with its flagship “HYPEBEAST” website; and (v) Pitanium Limited, the largest Hong Kong-based beauty and personal care product company in terms of revenue in 2023, focusing on the sales of its products under its own brands of “PITANIUM” and “BIG PI”.

We provide specialized but comprehensive corporate finance services to our clients

Rainbow Capital is a specialist in the corporate finance business and does not carry out businesses such as lending, private banking, stockbroking or asset management. Our directors believe that Rainbow Capital is recognized as a specialist in its field, focusing on offering corporate finance advice and services to its clients, without attempting to ‘‘cross sell’’ other services.

According to Frost & Sullivan, being a differentiated and one-stop service provider is one of the key market drivers and trends in the corporate finance services market in Hong Kong. The provision of value-added services is becoming the mainstream in the corporate finance services market in Hong Kong. Corporate finance service providers who are able to offer differentiated and one-stop solutions, ranging from IPO sponsorship and underwriting services to financial advisory, independent financial advisory, and compliance advisory services, will cater to the needs of corporate clients in the evolving economic environment and complex regulatory regime. We provide comprehensive corporate finance services from pre-IPO, IPO to post-IPO stages to our clients to fulfil their varying needs. For instance, we act as a pre-IPO financial advisor to our clients to provide advice relating to corporate structure, financial management and corporate governance. We act as a sponsor in listing applications in Hong Kong during the IPO stage. We act as a financial adviser to listed companies in Hong Kong advising them on transactions involving the Listing Rules, the GEM Listing Rules or the Takeovers Code or as an independent financial adviser to independent board committees and/or independent shareholders of listed companies in Hong Kong rendering independent recommendations and opinions. We act as a compliance adviser to listed companies in Hong Kong to ensure their ongoing compliance with the Listing Rules, the GEM Listing Rules and the Takeovers Code. We believe our ability to provide comprehensive corporate finance services, including IPO sponsorship services, financial advisory services, independent financial advisory services and compliance advisory services, to our clients not only fulfils their varying needs at different stages, but also fosters our long-term solid relationship with them.

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We have simple shareholding and streamlined management structures

We operate under a simple corporate structure of which no institutional investor and corporate director are involved. Our directors believe this contributes to clients’ confidence that we will provide them with independent and objective advice. A simple shareholding structure also allows us a greater degree of flexibility in obtaining engagements, particularly, for acting as independent financial adviser or compliance adviser and facilitates such matters as independence checks during the deal approval and acceptance process so that Rainbow Capital can commence potential independent financial advisory work promptly.

Our Group adopts a direct reporting system whereby our corporate finance execution team directly reports to and is supervised by our executive directors, i.e. Mr. Choi and Mr. Leung, which helps to minimize the deficiency arising from a multi-layered approval process. This flat reporting structure enables our Group to react quickly to our clients’ needs, provide instant and efficient services to our clients and respond to market changes rapidly.

We have experienced and competent senior management and professionals

We are led by our experienced management and professionals with substantial expertise in supervising and leading execution of corporate finance projects, formulating corporate strategies and monitoring risks and compliance. As of the date of this prospectus, Mr. Choi and Mr. Leung, our founders, controlling shareholders and executive directors, had over 18 years of experience in corporate finance, accounting and auditing. Leveraging their in-depth knowledge, experience and network in the corporate finance industry, we have been successfully expanding our business and client base. See ‘‘Management’’ beginning on page 106 for details of the experience of our executive directors.

In addition to our experienced and competent senior management team, we have teams of professional staff. Together with our senior management team, our professional staff enables us to implement our business strategies, provide quality services to our clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients and procure new clients.

We adopt a prudent compliance and risk management system

We maintain and implement a compliance and risk management system which is designed in response to our business operations and risk exposures. We have established a compliance team comprising Mr. Choi and Mr. Leung and responsible for monitoring our overall compliance according to our internal control policies, operational guidelines and procedures and applicable regulatory requirements and reporting in this regard to our board of directors from time to time. We benefit from the vast experience of our senior management team in the corporate finance industry who plays a leading role in implementing our compliance and risk management system. We are committed to improving, monitoring and updating our compliance and risk management system in light of the evolving regulatory regime and our business expansion. We consider our compliance and risk management system pivotal to our operations as it enables us to identify, assess and manage our business, financial and operational risks in our business in a timely manner. An effective compliance and risk management system helps prevent potential losses and liabilities and raises the confidence of clients, investors and shareholders, which we consider crucial in maintaining our market position and reputation.

Leveraging on our existing prudent compliance and risk management system, we have further strengthened the compliance and risk management element of our board of directors by appointing three independent non-executive directors who serve to oversee the implementation and effectiveness of our compliance and risk management system and deliver independent advice in relation to regulatory compliance, corporate governance, internal control, investment and potential future merger and acquisition opportunities after listing. We believe that our experienced independent directors with extensive industry expertise in compliance, corporate governance and investment banking and in-depth knowledge of direct investment and mergers and acquisition will provide a check and balance to our board of directors which is fundamental to our continuing success. Mr. Lee Luk Shiu possesses around 15 years of experience working in the Hong Kong Stock Exchange, a stock exchange based in Hong Kong which takes the leading role in regulating companies seeking admission to the Hong Kong markets and supervising the regulatory and compliance matters of listed companies in Hong Kong. Ms. Chu Wei Ning possesses over 25 years in investment banking, venture capital and corporate operations and has been the Managing Director of Horizon Ventures Limited, the private investment arm of Hong Kong tycoon Li Ka Shing, specializing in disruptive technologies investment. Ms. Lui Mei Ka possesses over 17 years of experience in financial management and corporate finance, including seven years of experience in auditing and accounting at Deloitte Touche Tohmatsu, who has been familiar with the corporate governance and internal control matters of listed companies. See “Management” beginning on page 106 for further details regarding the background and experience of our independent non-executive directors.

Our Business Strategies

Our principal business objective is to reinforce our position in the corporate finance industry in Hong Kong. Leveraging on the competitive strengths above, our Group has formulated the following business strategies:

Strengthening our Group’s corporate finance services business by expanding our corporate finance team

We will continue to focus on our corporate finance services business in Hong Kong. Our directors believe that strong teams of staff equipped with appropriate industry knowledge and good client connections are crucial to the continuing success of Rainbow Capital.

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We intend to strengthen our existing professional team by recruiting additional experienced senior, mid-level and junior professional staff following completion of this Offering to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to provide quality services to our clients. We also intend to enhance the remuneration packages of our existing corporate finance team to retain talents and professionals.

Our directors believe that our Group’s up-sized and strengthened professional team could allow our Group to broaden our potential new client base, initiate new ideas to clients in achieving their objectives, provide clients with practical solutions in structuring corporate finance advisory transactions and ensure the efficient execution of corporate finance advisory transactions.

Expanding our financial advisory business to serve clients which would like to seek a listing in the U.S.

For the years ended September 30, 2023 and 2024 and up to the date of this prospectus, we were engaged in three financial advisory projects, in which the clients would like to seek a listing on the Nasdaq, and successfully assisted one client in listing on the Nasdaq. Our role in these projects is to advise the clients on corporate structure, financial management and corporate governance and to assist them in coordinating with, and supervising the work of, various professional parties involved in the entire listing process.

According to Frost & Sullivan, the New York Stock Exchange and the Nasdaq Stock Market form a predominant role in the global stock exchange market, with the market capitalization reaching approximately US$26,960.7 billion and US$24,315.6 billion, respectively, by the end of April 2024. Total turnover of securities listed on the New York Stock Exchange and the Nasdaq Stock Market demonstrated a growth from approximately US$14.4 trillion and US$15.9 trillion in 2019 to approximately US$26.4 trillion and US$23.7 trillion in 2023, representing CAGRs of approximately 16.3% and 10.5%, respectively, indicating the continued depth and liquidity of the U.S. markets. Besides, the total number of listed companies on the U.S. stock exchanges grew from 5,524 in 2019 to 5,704 in 2023, representing a CAGR of approximately 0.8%. Particularly, international companies listing on Nasdaq Stock Market demonstrated a robust growth, recording a CAGR of approximately 16.0% from 2019 to 2023, reflecting the exchange’s continued appeal to overseas issuers despite challenging market conditions. Against this backdrop, coupled with the superior valuation and trading liquidity in the U.S. capital market, there is a rising demand for corporate finance services from companies located globally to gain access to the U.S. capital market by way of IPO, mergers and acquisitions or other means. To capture this rising demand, we plan to expand our financial advisory business in this regard by recruiting more suitable talents in Hong Kong and the U.S. to serve our clients globally.

Generating new income streams by providing value-added services to our clients, leveraging on our existing client base

Our clients are primarily listed companies in Hong Kong which are bound to comply with the requirements of the Hong Kong Stock Exchange and the SFC including the Listing Rules, the GEM Listing Rules and the Takeovers Code. Pursuant to the requirements and guidelines of the Hong Kong Stock Exchange, (i) all directors of listed issuers should participate in continuous professional development to develop and refresh their knowledge and skills and should provide a record of the training they received to the listed issuers; (ii) a listed issuer is required to publish its ESG report on an annual basis in accordance with the disclosure requirements of the Hong Kong Stock Exchange; and (iii) the board of directors of each listed issuer is required to confirm to shareholders that it has conducted an annual assessment of the internal controls’ effectiveness in the corporate governance report contained in the annual report to ensure that the internal controls are implemented properly and operated effectively.

According to Frost & Sullivan, being a differentiated and one-stop service provider is one of the key market drivers and trends in the corporate finance services market in Hong Kong. The provision of value-added services is becoming the mainstream in the corporate finance services market in Hong Kong. Corporate finance service providers who are able to offer differentiated and one-stop solutions, ranging from IPO sponsorship and underwriting services to financial advisory, independent financial advisory, and compliance advisory services, will cater to the needs of corporate clients in the evolving economic environment and complex regulatory regime. In the course of providing our financial advisory and compliance advisory services, we are actively involved in, among other things, (i) advising our clients on the relevant implications and compliance matters under the requirements of the Hong Kong Stock Exchange and the SFC including the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (ii) reviewing and commenting on the public announcements, circulars, annual reports, ESG reports and interim reports of listed companies in Hong Kong to comply with the disclosure requirements of the Hong Kong Stock Exchange. As for the provision of IPO sponsorship services, we, as the sponsor, are required by the Hong Kong Stock Exchange to review and assess the listing applicants’ internal control systems as to the compliance of all applicable legal and regulatory requirements, both immediately before and after listing. As a result, our corporate finance team has accumulated in-depth knowledge, skills and experience in (i) the interpretation and application of the Listing Rules, the GEM Listing Rules and the Takeovers Code; (ii) the disclosure requirements of the documents (including ESG reports) published on the website of the Hong Kong Stock Exchange; and (iii) reviewing and assessing the design, implementation and operating effectiveness of internal controls. Our capabilities of being able to offer a variety of the abovementioned value-added services provide us opportunities to broaden our current service scope with our existing and new clients.

Under the above background, leveraging on our existing client base, we plan to generate new income streams by providing: (i) trainings and seminars to directors of listed companies in Hong Kong as to the latest development of the regulatory requirements of the Hong Kong Stock Exchange and the SFC; (ii) ESG reporting services to listed companies in Hong Kong, in which we prepare a customized ESG report in compliance with relevant rules and regulations. According to Frost & Sullivan, the market size of ESG consulting services in Hong Kong increased from approximately HK$77.1 million in 2019 to approximately HK$198.9 million in 2023 at a CAGR of approximately 26.7%. With tightening reporting requirements for Hong Kong listed companies and the rising investor appetite for green and sustainable finance, listed companies would increasingly place emphasis on ESG. Accordingly, the market size of ESG consulting services in Hong Kong is expected to increase from approximately HK$222.1 million in 2024 to approximately HK$305.9 million in 2028 at a CAGR of approximately 8.3%; and (iii) internal control advisory services to listed companies in Hong Kong to achieve compliance with relevant rules and regulations and assist our clients in mitigating their operational and financial risks. Our directors consider that the provision of these value-added services will not only diversify our income streams, but also help foster a long-term relationship with our clients.

Developing automated FinTech-enabled tools to assist us in providing our corporate finance advisory services

We believe that the rising adoption of artificial intelligence (AI) technology is becoming increasingly crucial in our industry. According to Frost & Sullivan, FinTech applications help corporate finance services providers navigate complex regulatory requirements through automated compliance checks, reporting, and documentation, reducing the risk of non-compliance. Since our responsibilities as a corporate finance service adviser mainly include guiding and advising our clients from time to time in respect of the Listing Rules, the GEM Listing Rules, the Takeovers Code and the related compliance matters, we plan to apply AI technology to develop automated FinTech-enabled tools to assist us in (i) our internal compliance checks such as our KYC procedures and background checks on our potential clients; (ii) our data collection and analysis for performing our financial advisory and independent financial advisory works; (iii) preparing standard documents for our clients, including transaction documents (such as memorandum of understanding, sales and purchase agreements, subscription agreements, placing agreements and underwriting agreements), and related announcements and circulars to be published on the website of the Hong Kong Stock Exchange; and (iv) advising our clients and their directors and senior management on compliance with the Listing Rules, the GEM Listing Rules and the Takeovers Code (collectively, the “Execution Work”). Mr. Choi, an executive director, the chief executive officer and co-chairman of our board of directors, is currently an executive director and the chief financial officer of Alpha Technology Group Limited, a company listed on the Nasdaq Capital Market (stock code: ATGL) which focuses on AI-related technologies and technological know-hows to provide AI driven automation solutions. By leveraging on his operational expertise and knowledge on the application of AI-related technologies, we are well positioned to adapt to the new era of digital transformation which will enhance our operational efficiency and further drive our business growth in the long term.

As of the date of this prospectus, our Operating Subsidiary did not apply any AI technology in our business operation and activities. Currently, in carrying out the Execution Work stated above, our execution team will manually, among other things, (i) conduct internet and other public searches on the potential client and preparing the pre-engagement KYC checklist, details of which are set out in “Business – Operational Procedures – Deal origination and pre-engagement assessment” on pages 88 and 89; (ii) collect financial data from Bloomberg and the website of the Hong Kong Stock Exchange and conduct financial analysis during the course of performing our financial advisory and independent financial advisory works; (iii) draft such documents as announcements and circulars to be published on the website of the Hong Kong Stock Exchange in relation to certain corporate actions such as mergers and acquisitions, disposals of assets and issue of new shares or convertibles; and (iv) provide advice to our clients and their directors and senior management on the application of the Listing Rules, the GEM Listing Rules and the Takeovers Code. With the proceeds from this Offering, our Operating Subsidiary plans to engage external information technology services providers to develop AI-empowered systems to (i) extract and analyse client information (such as its directors and shareholding structure) and financial data; (ii) prepare standard transaction announcements and circulars based on the structures and terms of the subject transactions; and (iii) extract and organise relevant rules and regulations based on the enquiries of our clients and their directors and senior management.

Since the commencement of our corporate finance services business in January 2020 and up to the date of this prospectus, Rainbow Capital has been engaged in 364 corporate finance projects by 216 clients. Given the large number of clients our execution team handled over the years, Rainbow Capital expects an increase in the use of automated FinTech-enabled tools to carry out the Execution Work with a view to enhancing our operational efficiency by reducing cumbersome and tedious works, allowing our executive team to focus on other value-added activities which will contribute to the satisfaction of our clients.

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Our Services

IPO sponsorship services

Role and responsibilities

Our main responsibilities as a sponsor to listing applicants include: (i) guiding and advising listing applicants and their directors through the IPO process in respect of the Listing Rules and the GEM Listing Rules; (ii) leading, coordinating and managing the entire listing process including formulating timetable and offering strategies, advising the clients on the engagement of professional parties, anticipated costs and major milestones and challenges during the listing process; (iii) conducting due diligence (including conducting site visits and reviewing clients’ documents to understand clients’ major business operations, financial information, legal and compliance matters, conducting interviews with clients’ customers and suppliers and reviewing clients’ internal control matters and ensuring that the due diligence standards under Practice Note 21 to the Listing Rules or Practice Note 2 to the GEM Listing Rules (as the case may be) and the Code of Conduct are met) and assessing listing applicants’ suitability for listing; (iv) making submissions and addressing comments and matters raised by the regulators in connection with the listing application; (v) liaising with the intermediaries and underwriting syndicates; (vi) ensuring sufficient disclosure in the prospectus and application documents in compliance with the relevant regulatory requirements; (vii) assessing investors’ interests in the proposed listing; (viii) managing the process of the public offer to ensure it is conducted in a fair and orderly manner and an open market exists for the shares under the offering; and (ix) maintaining sufficient books and records to demonstrate that proper due diligence is conducted, contentious issues are investigated and how conclusions are reached.

For the years ended September 30, 2023 and 2024, we were engaged in four IPO sponsorship projects and completed one IPO sponsorship project on the Main Board. As of the date of this prospectus, we were engaged in two ongoing IPO sponsorship projects, one of which had submitted listing application and under vetting of the Hong Kong Stock Exchange.

Pricing policy

We charge our clients an agreed sponsor fee, which is determined with reference to the estimated time and amount of work required, the complexity of restructuring and listing issues required to be resolved before application for listing, intensity of listing timetable and the scope of due diligence. Our sponsor fee is generally payable by four instalments upon the occurrence of the milestone events defined in the mandate, namely, (i) signing of engagement letter; (ii) submission of listing application to the Hong Kong Stock Exchange; (iii) listing hearing; and (iv) upon listing of shares.

For the years ended September 30, 2023 and 2024, the total sponsorship fees charged by our Group for acting as a sponsor ranged from approximately HK$1.3 million to approximately HK$7.0 million for IPO projects and was approximately HK$3.4 million for a transfer of listing project.

Underwriting services

We provide underwriting services by acting as a global coordinator, a bookrunner, a lead manager or an underwriter which is incidental to our role as an overall coordinator.

Pursuant to the Listing Rules or the GEM Listing Rules (as the case may be), a listing applicant must ensure that at least one overall coordinator it appoints in connection with a placing involving book-building activities (e.g. an IPO in Hong Kong) fulfils the following criteria: (i) it (or one of the companies within its group of companies) is also appointed as a sponsor independent of the listing applicant in accordance with the relevant the Listing Rules or the GEM Listing Rules (as the case may be); and (ii) both appointments are made at the same time and no less than 2 months before the submission (or re-filing, as the case may be) of the listing application to the Hong Kong Stock Exchange.

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Role and responsibilities

Our main responsibilities as an overall coordinator to listing applicants include: (i) overall management of the offering, coordinating the book-building or placing activities conducted by other capital market intermediaries (i.e. syndicate and non-syndicate members), exercising control over book-building activities and making allocation recommendations to the clients; (ii) advising the clients of the offer prices and being a party to the price determination agreement with the clients; and (iii) exercising the discretion to reallocate shares between the placing tranche and public subscription tranche, reduce the number of offer shares, or exercise an upsize option or over-allotment option.

Particularly, we will primarily perform the following tasks: (i) forming the underwriting syndicate and liaising and coordinating with each syndicate member; (ii) setting the price range with the clients and the syndicate members; (iii) determining the target investor types and placee mixes, i.e. the marketing and investor targeting strategies, with the clients and the syndicate members; (iv) arranging marketing and roadshow activities and coordinating book-building process; (v) reviewing and executing underwriting documentation; (vi) disseminating material information including the marketing and investor targeting strategies of the clients to all capital market intermediaries; (vii) consolidating orders in the order book by taking reasonable steps to identify and eliminate duplicated orders, inconsistencies or errors; (viii) ensuring that the identities of all investors are disclosed in the order book, except for orders placed on an omnibus basis; (ix) making inquiries with capital market intermediaries which have placed orders on behalf of their investors, themselves or their group companies which appear unusual or irregular; (x) inquiring about the background and independence of the investors, from which orders have been received; (xi) providing advice, recommendations and guidance to the clients on the final offer prices and allocations with a view to achieving an open market and an adequate spread of shareholders; (xii) monitoring the issue of any research reports and working with the legal advisers and the research analysts of the underwriting syndicate to ensure that any research reports are distributed in compliance with the relevant rules and regulations; and (xiii) monitoring completion of the offerings.

For the years ended September 30, 2023 and 2024, we were engaged three underwriting projects as an overall coordinator and completed one such project. As of the date of this prospectus, we were engaged in two ongoing underwriting projects as an overall coordinator, one of which had submitted listing application and under vetting of the Hong Kong Stock Exchange.

Pricing policy

The underwriting commission rates charged by us are determined on a case-by-case basis after arm’s length negotiations with each client based on various factors including but not limited to, the proposed fund raising size, proposed pricing and valuation of the offering, prevailing market conditions and sentiments, target types and geographical locations of investors, perceived market response to and demand for the offering, number of underwriters and/or placing agents involved and number of shares to be placed or underwritten by us. Our underwriting commissions are payable upon completion of the offerings of our clients.

For the years ended September 30, 2023 and 2024, we completed one underwriting project as an overall coordinator, in which we charged an underwriting commission of HK$1.3 million.

Financial advisory services

As financial advisers, we provide financial advisory services to listed companies and to shareholders of listed companies or offerors in transactions principally relating to (i) acquisitions and disposals; (ii) takeovers and the Takeovers Code related matters; (iii) privatizations; (iv) reorganizations and restructurings; and (v) equity fund raisings. Set out below are descriptions of Rainbow Capital’s role and responsibilities as financial advisers when handling different categories of transactions for the years ended September 30, 2023 and 2024.

Role and responsibilities

(i)	Acquisitions and disposals

When acting as financial adviser in connection with acquisitions and disposals, Rainbow Capital’s role usually involves (1) advising on the pricing; (2) advising on the structure and terms of the transaction; (3) providing analysis and advice on the implications of the Listing Rules, the GEM Listing Rules and/or the Takeovers Code (as the case may be); (4) accompanying the client to meet institutional and major shareholders to explain the rationale and structure of the transaction; (5) reviewing and commenting on documentation; (6) coordinating the work of other professional parties; (7) liaising with regulators; and (8) monitoring the planned timetable and the overall progress of the transaction.

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(ii)	Takeovers and Takeovers Code related matters

When acting as financial adviser in connection with takeovers and matters related to the Takeovers Code, Rainbow Capital’s role usually involves (1) advising on the structure and terms of the transaction; (2) advising on an appropriate offer price for the securities involved; (3) providing analysis and advice on various aspects of the Takeovers Code; (4) preparing submissions and applications for rulings from the SFC on behalf of clients; (5) confirming to the SFC the sufficiency of financial resources for the offeror to make the offer; (6) reviewing and commenting on documentation; (7) reviewing and considering any material changes in the financial or trading position or outlook of the offeree company subsequent to the last published audited accounts; (8) coordinating the work of other professional parties; (9) liaising with regulators as necessary; and (10) monitoring the planed timetable and the overall progress of the transaction.

In certain takeovers situations, Rainbow Capital may introduce interested buyers or investors to listed companies and/or major shareholders. In that case, Rainbow Capital will (1) participate in commercial negotiations between relevant parties; (2) assist in designing the overall structure of the transaction; (3) provide analysis and advice on the implications of the Listing Rules, the GEM Listing Rules and/or the Takeovers Code (as the case may be); (4) coordinate appointments of professional advisers; (5) review and comment on documentation; (6) assist interested buyers or investors in securing necessary funding for the transaction; (7) coordinate the work of other professional parties; and (8) monitor the planned timetable and the overall progress of the transaction.

(iii)	Privatizations

When acting as financial adviser in connection with privatizations, Rainbow Capital’s role usually involves (1) advising on the structure and terms of the offer; (2) determining, in conjunction with client, an appropriate offer price for the securities involved; (3) providing analysis and advice on the implications of the Listing Rules, the GEM Listing Rules and/or the Takeovers Code (as the case may be); (4) confirming to the SFC the sufficiency of financial resources for the offeror to make the offer; (5) accompanying the offeror to meet institutional and major shareholders for the purpose of the offer; (6) dealing with and handling documentation; (7) coordinating the work of other professional parties; (8) liaising with regulators; and (9) monitoring the planned timetable and offer logistics.

(iv)	Reorganizations and restructurings

For acting as financial adviser in connection with corporate reorganizations and restructurings, Rainbow Capital’s role usually involves (1) advising on valuation; (2) advising the structure and terms of the reorganization and restructuring exercise; (3) providing analysis and advice on the implications of the Listing Rules, the GEM Listing Rules and/or the Takeovers Code (as the case may be); (4) accompanying the client to meet institutional and major shareholders to explain the rationale and structure of the reorganization and restructuring exercise; (5) dealing with and handling documentation; (6) coordinating works of other professional parties; (7) liaising with regulators; and (8) monitoring timetable and overall progress of the transaction.

For acting as financial adviser in connection with a company subject to reorganizations and restructurings because of financial difficulty, Rainbow Capital’s advisory role usually involves (1) introducing new investors to the subject company; (2) advising the structure and terms of the reorganization and restructuring exercise; (3) providing analysis and advice on the implications of the Listing Rules, the GEM Listing Rules and/or the Takeovers Code (as the case may be); (4) accompanying the client to meet and negotiate terms with relevant stakeholders such as financial creditors; (5) liaising with regulators regarding the terms and conditions for resumption of trading in the securities of the subject company; (6) assisting the subject company to draw up resumption plan and assess working capital requirements; (7) dealing with and handling documentation; (8) coordinating works of other professional parties; (9) liaising with regulators; and (10) monitoring timetable and overall progress of the transaction.

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(v)	Equity fund raising

When acting as financial adviser in connection with fund raising, Rainbow Capital’s role usually involves (1) assessing the funding needs of the client; (2) advising on the fund raising methods; (3) advising on the pricing of the new securities being issued or offered; (4) arranging meetings with potential investors; (5) providing analysis and advice on the implications of the Listing Rules, the GEM Listing Rules and/or the Takeovers Code (as the case may be); (6) dealing with and handling documentation; (7) coordinating works of other professional parties; (8) liaising with regulators; and (9) monitoring timetable and overall progress of the fund raising exercise.

For the years ended September 30, 2023 and 2024, we were engaged in 67 financial advisory projects and successfully completed 55 financial advisory projects. As of the date of this prospectus, we were engaged in 13 ongoing financial advisory projects.

Pricing policy

For acting as financial adviser, our Group usually charges stage-payment fees of an agreed monetary amount on a project-by-project basis, with reference to factors such as the complexity and size of the transaction, scope of work, expected execution time and expected period from the first engagement until completion of the transaction. Payment of the advisory fees is in general based on milestones with reference to the progress of the relevant transactions in accordance with the engagement letters with the client.

For the years ended September 30, 2023 and 2024, our financial advisory fees charged for acting as financial adviser ranged from approximately HK$15,000 to approximately HK$2.6 million.

Independent financial advisory services

Role and responsibilities

The appointment of independent financial advisers is required for certain types of transactions entered into by listed companies pursuant to the Listing Rules, the GEM Listing Rules and/or the Takeovers Code, as the case may be. As independent financial adviser, Rainbow Capital is mainly engaged to issue opinion letters and give voting recommendations to the independent board committee and/or independent shareholders of listed companies. Such letters contain Rainbow Capital’s assessment on the fairness and reasonableness of the terms of the proposed transactions and provide recommendations as to how independent shareholders should vote on the proposed resolutions at the shareholders’ meeting or provide advice to independent securities holders regarding acceptance in general offer situations. Such advice letters are incorporated into the circulars to be sent to shareholders of the clients pursuant to the Listing Rules, the GEM Listing Rules and/or the Takeovers Code, as the case may be. The scope of appointment would also require our Group to obtain the necessary clearance or approval from the Hong Kong Stock Exchange or the SFC in relation to such advice letters.

The transactions in which our Group acted as independent financial advisers can be categorized into five major types, namely (i) acquisitions and disposals; (ii) takeovers and the Takeovers Code related matters; (iii) privatizations; (iv) reorganizations and restructurings; and (v) equity fund raising.

For the years ended September 30, 2023 and 2024, we were engaged in 90 independent financial advisory projects and successfully completed 80 independent financial advisory projects. As of the date of this prospectus, we were engaged in 12 ongoing independent financial advisory projects.

Pricing policy

The pricing policy for acting as independent financial adviser is similar to that for acting as financial adviser. No contingent fee is charged when Rainbow Capital is acting as independent financial adviser.

For the years ended September 30, 2023 and 2024, our advisory fees charged for acting as independent financial adviser ranged from approximately HK$10,000 to approximately HK$0.4 million.

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Compliance advisory services

Pursuant to the Listing Rules and the GEM Listing Rules, each newly listed company in Hong Kong is required to engage a compliance adviser to assist companies in complying with these rules for an initial period (save for newly listed companies with a weighted voting right structure, which are required to appoint a compliance adviser on a permanent basis commencing on the date of listing). This period commences from the date of listing and ends on the date on which the listed company complies with (i) the Listing Rules requirements in respect of its financial results for the first full financial year commencing after the date of its initial listing; or (ii) the GEM Listing Rules requirements in respect of its financial results for the second full financial year commencing after the date of its initial listing. At any time after the initial period, the Hong Kong Stock Exchange may direct the listed company to appoint a compliance adviser for a specified period or the listed company may renew the engagement of the compliance adviser for an additional period on a voluntary basis.

Role and responsibilities

The responsibilities of Rainbow Capital as compliance adviser include (i) ensuring that clients are properly guided and advised as to compliance with the Listing Rules or the GEM Listing Rules (as the case may be) and all other applicable laws, rules, codes and guidelines; (ii) discussing with clients on (1) their operating performance and financial condition with reference to the clients’ business objective(s) and use of IPO proceeds as stated in their respective listing documents; and (2) whether any profit forecast or estimate in their respective listing documents will be or has been met by the clients and advise the clients to notify the Hong Kong Stock Exchange and inform the public in a timely and appropriate manner; (iii) ensuring clients’ compliance with any undertakings provided by the clients and their directors at the time of listing and with the terms and conditions of any waiver granted to the clients by the Hong Kong Stock Exchange; (iv) providing clients with advice and guidance on compliance with the Listing Rules or the GEM Listing Rules (as the case may be) in relation to their regulatory announcements, circulars, financial reports, potential transactions, potential issue, sales or transfer of shares, and potential change in the use of IPO proceeds in a manner different from that disclosed in the listing documents; (v) assessing the understanding of all new appointees to the boards of the clients regarding the nature of their responsibilities and fiduciary duties as a director of a listed company, and, to the extent we form an opinion that the new appointees’ understanding is inadequate, discussing the inadequacies with the boards and making recommendations to the boards regarding appropriate remedial steps such as training; (vi) accompanying clients to any meetings with the Hong Kong Stock Exchange, unless otherwise requested by the Hong Kong Stock Exchange; and (vii) providing regular updates on any material changes of or supplements to the Listing Rules, the GEM Listing Rules or the Takeovers Code (as the case may be) to clients’ directors and senior management.

For the years ended September 30, 2023 and 2024, we were engaged in 37 compliance advisory projects. As of the date of this prospectus, we were engaged in 17 ongoing compliance advisory projects.

Pricing policy

For compliance advisory engagements, our Group generally charges our clients a monthly fixed fee for providing compliance advisory services. The compliance advisory service fee is determined in advance with the client with reference to the expected volume of work, the manpower required and any complexities, such as whether the client is listed on an overseas exchange in addition to Hong Kong and/or management resident in a different time zone.

For the years ended September 30, 2023 and 2024, our advisory fees charged for acting as compliance adviser ranged from approximately HK$18,000 per month to approximately HK$42,000 per month.

Salient Terms of Mandates

Set out below is a summary of the salient terms of the legally-binding contracts between Rainbow Capital and our major clients for corporate finance services:

Scope of services

Our mandates set out our role as the sponsor, overall coordinator, financial adviser, independent financial adviser or compliance adviser, as the case may be, and the scope of work and particular deliverables, such the issue of announcements, shareholders’ circulars and advice letters, to be provided by us, having regard to our obligations under the relevant laws and regulations.

Clients’ responsibilities

Our mandates also specify the client’s responsibilities to facilitate us to perform our duties and to meet our obligations under the relevant laws and regulations, including assisting us to perform due diligence, procuring other professional parties engaged by the client to fully cooperate with us or to carry out their own responsibilities, and enabling us to gain access to all relevant records of the client and documents provided by other professional parties in connection with the transaction.

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Term

For the years ended September 30, 2023 and 2024, our mandates (save for the mandates for our compliance advisory services, the engagement period under which is stipulated with reference to the Listing Rules or the GEM Listing Rules) generally lasted for a period ranging from three to 12 months.

Service fee and payment terms

Our mandates specify the terms of our service fee including the payment schedule or a provision that payment is required to be made after issue of an invoice. We accept payments by check or via wire transfer for settlement of our invoices. Our mandates generally state that out of-pocket expenses incurred by us during the course of provision of our services will be reimbursed by the client.

We generally do not grant formal credit terms to clients. We usually issue an invoice in respect of (i) corporate finance services after a pre-defined milestone under the mandate is achieved or upon completion of a transaction; and (ii) compliance adviser engagements on monthly, quarterly or semi-annual basis. Payments are required to be made within a reasonable period of time after the issuance of an invoice and are usually settled by check or via wire transfer within three months of the date of invoice.

Indemnity

We generally require our client to indemnify us where we suffer any loss, damage or claims due to the relevant transaction unless such loss, damage or claims are caused by our fraud, negligence or willful default.

Termination

Our mandates normally grant the right for us and our client to terminate the contract by written notice to the other party. Our mandates may also provide for events of default and the occurrence of which would entitle the relevant party to terminate the contract.

Operational Procedures

The operational procedures for our Group’s corporate finance services are generally as follows:

Deal origination and pre-engagement assessment

Our projects generally originate from networks of our Responsible Officers (i.e. Mr. Choi and Mr. Leung) and corporate finance execution team, referrals from professional parties or existing clients, and direct approaches by new clients. Clients may approach us directly due to our market reputation or, in case of our financial advisory or independent financial advisory projects, our relationship with them stemmed from previous engagements.

Our execution team will first liaise with potential clients for the purposes of understanding their needs and background information, following which, we will provide potential clients with the introduction of our team, services and experience, fee quotation, together with preliminary proposals on the proposed transaction, as the case may require.

Where a potential client indicates an interest in engaging us, our execution team will commence pre-engagement procedures which include (i) obtaining and reviewing information on the potential client such as the shareholding and management structures, principal business, capital structure, financial performance and position, and share price movement and liquidity; (ii) conducting internet and other public searches on the potential client and preparing the pre-engagement KYC checklist, details of which are set out in the following paragraph; and (iii) conducting conflict check (for all projects) and independence check (for IPO sponsorship and independent financial advisory projects) based on the information provided by the potential client and public information (such as published annual and interim financial reports).

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The pre-engagement KYC checklist provides details on the potential project, including background information of the potential client such as nature of business, financial information, directors and shareholding structure, our roles and responsibilities, results of conflict and independence checks, risk level of the potential client, integrity of the potential client’s management, reliability of information provided by the potential client, our ability to provide quality services, public records or media reporting on the potential client, reliability of the potential client’s accounting and internal control systems, the financial health of the potential client, relationship with client, nature, scale and complexity of the project, any foreseeable difficulties in complying with the relevant regulatory requirements, proposed fee structure and reasons for accepting the engagement.

Engagement

The pre-engagement KYC checklist will be reviewed by the project Responsible Officer (or sponsor principal in case of an IPO) and approved by another independent Responsible Officer (or sponsor principal in case of an IPO) who will not be involved in the same project. If approval for engagement is given, our execution team will prepare a draft of the mandate, which is to be reviewed and commented by the client and/or its legal advisers for the proposed project. See “Business – Salient Terms of Mandates” on page 87 for the salient terms of our mandate.

Deal execution

One Responsible Officer will be assigned and fully responsible for supervising one corporate finance project. Such Responsible Officer is mainly responsible for (i) ensuring proper due diligence planning by designing the scope and extent of the appropriateness of due diligence to be applied on a transaction; (ii) case management and supervision, including schedule of works, manpower arrangement, providing guidelines to the deal team members, escalation and notification of significant issues to the other independent Responsible Officer and liaison with client and other professional parties involved; and (iii) reviewing draft documents or letters before making submission to regulators.

For IPO sponsorship projects, our execution team, with the supervision of at least one sponsor principal, will compile and circulate a summary on major issues noted during the due diligence process together with the corresponding solutions and rectification status in relation to the subject IPO sponsorship projects to all our sponsor principals for review and discussion prior to the submission of listing application to the Hong Kong Stock Exchange and the SFC. The relevant sponsor principal will proceed with the listing application submission after the major issues have been resolved.

In execution of the projects, our execution team will mainly perform the following tasks: (i) performing necessary due diligence, the scope of which depends on the scale, nature and size of the transactions, and the requirements of the relevant regulations and guidance; (ii) advising the client on compliance with the relevant regulatory requirements; (iii) discussing with the client and professional parties as to drafting and preparation of the transaction agreements or any submission, notice, announcement, letter of advice, circular, prospectus or any other document as required by the transactions and the regulatory requirements; (iv) coordinating the work of professional parties and discussing with the client and, if applicable, relevant experts to the transactions regarding issues or findings of the transactions; (v) seeking review of the client and professional parties to ensure factual and important information is included in the draft documents or letters before making submission; (vi) reporting in a timely manner to the Responsible Officer with regard to any major technical issues or difficulties encountered in the work; and (vii) submission of the required documentation to the Hong Kong Stock Exchange and the SFC and liaising with them for the purposes of vetting, clearance and/or publication, if required.

Completion

As part of completion, we will maintain our internal records in accordance with our internal control policy and the relevant laws and regulations for at least seven years. Invoices are issued to clients upon a pre-defined milestone under the relevant mandate or upon completion of a transaction. For compliance advisory services, fees are generally invoiced on a monthly, quarterly or semi-annual basis.

Our Clients

The clients of our corporate finance services business mainly comprise listing applicants and listed companies in Hong Kong and their respective shareholders, as well as private companies and investors.

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The clients of our (i) IPO sponsorship services are private companies seeking a listing on the Main Board or GEM of the Hong Kong Stock Exchange; (ii) independent financial advisory services are listed companies on the Hong Kong Stock Exchange; (iii) financial advisory services are either private companies or listed companies on the Hong Kong Stock Exchange; (iv) compliance advisory services are listed companies on the Hong Kong Stock Exchange; and (v) underwriting services are our IPO sponsorship clients.

Since the commencement of our corporate finance services business in January 2020 and up to the date of this prospectus, Rainbow Capital has acted for over 200 clients, a majority of which are listed companies in Hong Kong, engaging in a variety of industry sectors including biotechnology, technology, consumer products, food and beverage, property development and management, manufacturing, logistics, construction services, energy, natural resources and financial services.

Our client base comprises both private and listed companies with renowned brands. Our clients included (i) Bossini International Holdings Limited (stock code: 592.HK), a company engaged in the retailing and distribution of apparel globally under the “Bossini” brand; (ii) Hong Kong Technology Venture Company Limited (stock code: 1137.HK) which operates the largest online shopping mall in Hong Kong under the “HKTVmall” brand, providing a one-stop shop platform including online shopping, delivery service and customer experience; (iii) Pine Care Group Limited which operates care and attention homes for elderly and provides related services, with a widely respected brand in the elderly care sector in Hong Kong; (iv) ZXZN Qi-House Holdings Limited (stock code: 8395.HK) which is a lifestyle furniture and home furnishing company in Hong Kong, operating under the “TREE” brand; (iv) Hypebeast Limited (stock code: 150.HK), a media and e-commerce and retail company principally engaged in the provision of advertising services and advertising spaces for global brands and the sale of goods through its online and offline retail platforms, with its flagship “HYPEBEAST” website; and (v) Pitanium Limited, the largest Hong Kong-based beauty and personal care product company in terms of revenue in 2023, focusing on the sales of its products under its own brands of “PITANIUM” and “BIG PI”.

Sales and Marketing

Our projects generally originate from the networks of our Responsible Officers (i.e. Mr. Choi and Mr. Leung) and corporate finance execution team, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation or previous business relationships.

Regulations and Licenses

The financial industry in Hong Kong is highly regulated. The principal regulatory bodies governing our business are the SFC and the Hong Kong Stock Exchange. Our businesses and our Responsible Officers and Licensed Representatives are subject to a number of legislations and regulations and the respective rules of the SFC and the Hong Kong Stock Exchange.

Rainbow Capital is required to be licensed with the SFC. As of the date of this prospectus, our Group held the following licenses necessary to carry on its regulated activities as described in this prospectus:

License holder	License	Date of issue

Rainbow Capital	License under the SFO to conduct Type 6 (advising on corporate finance) regulated activity (Note 1)	January 3, 2020 (Note 3)

Rainbow Capital	License under the SFO to conduct Type 1 (dealing in securities) regulated activity (Note 2)	April 20, 2021 (Note 3)

Notes:

1.	Rainbow Capital shall not hold client assets as defined under the SFO and shall only provide services to professional investors as defined in the SFO and its subsidiary legislation.

2.	For Type 1 (dealing in securities) regulated activity, Rainbow Capital shall not engage in dealing activities other than those relating to corporate finance.

3.	The above licenses have no expiry date and remain in force until suspended or revoked, subject to certain continuing obligations, such as payment of annual fee and submission of annual return.

Pursuant to the SFO, licensed corporations are required to submit annual returns to the SFC within one month after each anniversary date of their licenses. Failure to submit annual return before the due date could result in suspension and revocation of the licenses. Since its establishment, our Group has not experienced any difficulties in making the submission of the annual returns before the due date or has any of such licenses been revoked. Our directors confirm that our Group has obtained all requisite licenses, permits and certificates necessary to conduct our operations from the relevant governmental and regulatory bodies in Hong Kong and our Group had complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with the business and operation of our Group in all material respects.

All licensed corporations are required under section 145 of the SFO to have a minimum level of paid-up share capital and liquid capital in respect of the regulated activities for which the application for license is made and to maintain at all times such minimum level paid-up share capital and liquid capital. Our directors confirm that for the years ended September 30, 2023 and 2024 and up to the date of this prospectus, Rainbow Capital has maintained the requisite paid-up share capital and liquid capital under the FRR. See ‘‘Regulations” beginning on page 95 for details of the relevant laws and regulations regarding our licenses and details on our compliance with the FRR.

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Our Group only allows licensed persons to conduct services in respect of corporate finance. All staff currently performing regulated activities are properly registered under the SFO as either Licensed Representatives or Responsible Officers.

The following table sets out the number of licensed persons in each of the regulated activities approved by the SFC as of the date of this prospectus:

Regulated activities	Number of Responsible Officers (Notes 1 & 2)	Number of Licensed Representatives (Note 1)

Type 1 (dealing in securities)	2	6

Type 6 (advising on corporate finance)	2	6

Notes:

1.	Respective licensed persons may hold multiple licenses on different regulated activities.

2.	The Responsible Officers are Mr. Choi and Mr. Leung who are also the sponsor principals.

Market and Competitive Landscape

The financial services industry operates in a fast-changing business environment. Competition in the corporate finance sector in Hong Kong is intense because of the relatively large number of market players in corporate finance services and because a substantial amount of capital is not required.

See “Industry” beginning on page 64 for details of the competitive landscape of the financial services industry in Hong Kong and the market drivers. We have to compete effectively with our competitors in terms of capital resources, pricing, client base, service coverage and quality, talents and brand recognition. Our competitors may have stronger capital resources, greater brand recognition in the market, more human resources, a wider range of services and longer operating histories than those of us. Apart from large multinational financial institutions, we also face competition from newly established local small and medium-sized financial services firms which offer similar range of services. Despite keen competition, we believe that our competitive strengths and business strategies, as stated above, have allowed us to differentiate from our competitors.

According to Frost & Sullivan, as of December 31, 2023, there were 302 licensed corporations and 28 registered institutions licensed or registered to carry on Type 6 (advising on corporate finance) regulated activity in Hong Kong. In addition, 116 licensed corporations and registered institutions can conduct IPO sponsorship business as of the date of this prospectus. As of December 31, 2023, there were 1,464 licensed corporations and 112 registered institutions licensed or registered to carry on Type 1 (dealing in securities) regulated activity in Hong Kong. Our directors believe that competition in the corporate finance sector is primarily based on quality and scope of services, market reputation, business network, pricing and human and financial resources.

Risk Management and Internal Control

Overview

Our compliance team, comprising Mr. Choi and Mr. Leung, is responsible for (i) establishing overall compliance system; (ii) assisting in formulating the appropriate internal control policies; (iii) the implementation of the internal control policies and operational guidelines and procedures; (iv) monitoring our Group’s overall compliance with our internal control policies, operational guidelines and procedures and applicable regulatory requirements; and (v) reporting in this regard to our board of directors from time to time.

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Rainbow Capital has drawn up and adopted a compliance and operational manual, setting out corporate policies and key internal control guidelines and procedures in compliance with the SFO and the Code of Conduct, with emphasis on the professional ethics that all staff are required to abide by. Our compliance team periodically reviews our policies and operational guidelines and procedures stated in our compliance and operational manual in compliance with the relevant laws and regulations and updates the relevant policies, guidelines and procedures if necessary.

Rainbow Capital has implemented the guidelines and policies in our compliance and operational manual to address important internal control areas such as conflicts of interest, confidentiality, KYC requirements, independency checks, staff dealing policy and records retention. Our compliance and operational manual also includes guidelines for the due diligence conducted by sponsors in IPO sponsorship engagements as required under the provisions of the paragraph 17 of the Code of Conduct.

Our compliance team is also responsible for handling regulatory filings, licensing and compliance related applications and matters and liaising with the regulators in this regard. Staff trainings are also organized from time to time by our compliance team to update the professional knowledge and skills of licensed staff in corporate finance matters and market practice. Specific trainings on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities are also provided to our relevant staff. Records of attendance are kept by our compliance team.

Key internal control procedures

Important internal control areas for Rainbow Capital are principally as follows:

Conflicts of interest and disclosure

Our compliance and operational manual contains guidelines on conflicts of interest and disclosure requirements. When being approached to act for a client or in a transaction which may give rise to any actual or potential conflicts of interest with our Group, shareholders, members of our board of directors or staff who may be involved in the transaction, such conflicts of interest should be immediately disclosed to our compliance team for review as to whether Rainbow Capital can act in the matter. If appropriate and where approval to act in writing is given by our compliance team, such approval should be placed on file as a record. All proper and reasonable steps must be taken to avoid conflicts of interest.

KYC and anti-money laundering and counter terrorist financing

Licensed corporations registered under the SFO are required to comply with the Hong Kong laws and the SFC Guidance Notes on Prevention of Money Laundering and Terrorist Financing Guidance Note which require licensed corporations, amongst other things, to adopt and enforce ‘‘know your clients’’ policies and procedures. Staff of licensed corporations who know, suspect or have reasonable grounds to believe that a client might have engaged in money laundering activities must immediately report to the legal and compliance division for attention and handling which, in turn, will be reported to the Joint Financial Intelligence Unit. Our compliance and operational manual contains provisions to this effect.

Knowing the true and full identity of each client including the identities of its beneficial owners is the first step that should be taken. It is important that we obtain at the outset information regarding our clients’ background including nature of business, financial information, directors and shareholding structure. This information has been included in our pre-engagement KYC checklist, and should be well documented and kept in the file. See “Business - Operational Procedures – Deal origination and pre-engagement assessment” on page 88 for details of our KYC procedures for our clients.

Restricted list and staff dealings

Policies and guidelines have been established regarding securities dealings by staff of Rainbow Capital to safeguard the standing of our Group in the market place and to maintain standards of conduct within our Group.

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To prevent potential conflicts of interest from arising, Rainbow Capital maintains a restricted list for both prospective and mandated clients. A prospective client and its counterparties will be put on the restricted list if Rainbow Capital considers it is likely to be engaged by that client in the near future. As a rule of thumb, if pre-engagement procedure or independency check has been initiated by Rainbow Capital for a prospective client, our compliance team will immediately add the prospective client and its counterparties to the restricted list. Once Rainbow Capital has been engaged, that client and its counterparties shall continue to be included in the restricted list until completion of the relevant transaction or until the transaction is no longer price-sensitive in nature. All staff are strictly prohibited to purchase and/or sell the listed securities where the relevant listed companies are included in the restricted list to avoid conflict of interest and insider dealing. The restricted list will be regularly updated by our compliance team.

Before any new securities trading accounts is opened, our staff must obtain a prior written approval from our compliance team. Before placing a trading order for the securities of a listed company, our staff should check whether the subject company is on the updated restricted list. In all cases, our staff cannot deal in any securities of the companies on the restricted list. For dealing in securities of companies not on the restricted list, our staff must obtain a prior written approval from our compliance team. Every approval is valid for no more than five trading days. After executing the securities trading transaction, the staff should provide a duplicate trade confirmation and the monthly securities statement in that month to our compliance team by 15th in the following month for checking and record. All staff of Rainbow Capital must declare their personal dealing accounts and securities holdings in a declaration form when they join Rainbow Capital and by the end of March each year which must be completed, signed and returned to our compliance team. Our compliance team will also conduct annual internal surveillance (including review of the monthly statements of the personal dealing accounts of our staff on a sampling basis) to ensure that all staff do not trade on any of the securities placed in the restricted list. As a deterrent measure, Rainbow Capital shall dismiss any staff who has dealt in securities on the restricted list and shall report any suspected insider dealing of its staff to the regulatory authorities including the SFC.

Insider dealing is strictly prohibited. It is critical to prevent leakage of insider information to any person or party and a strict inside dealing policy is contained in our compliance and operational manual. We also discourage and in extreme cases prohibit excessive speculating or trading.

Liquidity risk management

Rainbow Capital is required to maintain at all times a minimum paid-up share capital and liquid capital pursuant to the FRR. In this regard, Rainbow Capital is required to prepare financial returns and compute the liquid capital in accordance with requirements set out in the FRR. Such liquid capital computation is monitored by our compliance team on a daily basis so as to ensure constant compliance with the relevant requirements by Rainbow Capital. The financial returns are required to be submitted to the SFC no later than three weeks after each calendar month.

For the years ended September 30, 2023 and 2024 and up to the date of this prospectus, Rainbow Capital had complied in all material respects in relation to the minimum liquid capital requirement as laid down by the SFC.

Records retention

The policy for record retention is set out in our compliance and operational manual in accordance the SFC’s requirements. Proper books and records are retained for at least seven years to evidence a proper audit trail of work done.

Complaints and regulatory compliance

For the years ended September 30, 2023 and 2024 and up to the date of this prospectus, our Group had not received any written complaints from our clients about our Group or staff and there had not been any material non-compliance by us of the requirements under the SFO and guidelines provided by the SFC.

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Properties

As of the date of this prospectus, we did not own any property and we leased from an independent third party the following property as our principal executive office:

Address	Use of property	Site area (sq.ft.)	Term of lease

Office No. 710, 7/F, Wing On House, 71 Des Voeux Road Central, Hong Kong	Office	1,800	From November 10, 2023 to November 9, 2025 (both days inclusive)

Employees

As of the date of this prospectus, we had 8 employees, comprising of 2 management and compliance personnel and 6 project execution staff.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute.

Litigation and Disciplinary Actions

For the years ended September 30, 2023 and 2024 and up to the date of this prospectus, our Group had not been involved in and was not subject to any actual, pending or threatened litigation, arbitration or other claims which would have a material adverse impact on the operations, financial position and reputation of our Group.

Our directors confirm that for the years ended September 30, 2023 and 2024 and up to the date of this prospectus, no disciplinary action has been taken by the SFC, the Hong Kong Stock Exchange and/or any law enforcement authority in Hong Kong against members of our Group and/or our employees.

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REGULATIONS

Overview

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations which are relevant to our Group’s operations and business.

Licensing and Registration under the SFO Administered by the SFC

The SFC

The SFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

The SFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the SFC with multiple roles and sets out its regulatory objectives, including:

i.	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

ii.	to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

iii.	to provide protection for members of the public investing in or holding financial products;

iv.	to minimize crime and misconduct in the securities and futures industry;

v.	to reduce systemic risks in the securities and futures industry; and

vi.	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

The SFC is one of the four financial regulators in Hong Kong charged with oversight of finance and investing, but it is the only Hong Kong financial regulator that is given the mandate to educate the investing public. Following the enactment of the Securities and Futures (Amendment) Ordinance 2012, the Investor Education Centre (now known as the Investor and Financial Education Council) was formed as a SFC subsidiary to educate the public on a broad range of retail financial products and services.

Who the SFC regulates

The SFC regulates the following participants, including investors, in the securities and futures market in achieving the regulatory objectives under the SFO:

●	Brokers, investment advisers, fund managers and intermediaries carrying out the regulated activities as listed in ‘‘Types of regulated activities’’ below

●	Investment products

●	Listed companies

●	the Hong Kong Stock Exchange

●	Automated trading service providers

●	Approved share registrars

●	Investor Compensation Company Limited

●	Market participants (including investors)

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Licensing regime under the SFO

Overview of licensing regime

Generally, the SFO provides that a corporation which is not an authorized financial institution (as defined in section 2(1) of the Banking Ordinance) and is (i) carrying on a business in a regulated activity (or holding out as carrying on a business in a regulated activity); or (ii) actively marketing (whether in Hong Kong or from a place outside Hong Kong) to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong, has to be licensed by the SFC to carry out that regulated activity, unless one of the exemptions under the SFO applies.

In addition, an individual performing a regulated function (meaning any function performed for or on behalf of or by arrangement with the person relating to the regulated activity, other than work ordinarily performed by an accountant, clerk or cashier) for the principal which is a licensed corporation in relation to a regulated activity carried on as a business has to be licensed separately under the SFO as a Licensed Representative accredited to the principal.

For each regulated activity conducted by a licensed corporation, it must appoint no less than two Responsible Officers, at least one of them must be an executive director, to supervise the business of such regulated activity. As defined in section 113(1) of the SFO, ‘‘executive director’’, in relation to a licensed corporation, means a director of the corporation who (i) actively participates in; or (ii) is responsible for directly supervising the business of a regulated activity for which the corporation is licensed. All the executive director(s) must seek the SFC’s approval as Responsible Officer(s) accredited to the licensed corporation.

The same individual could apply to be a Responsible Officer for more than one regulated activity simultaneously provided that he/she meets the fit and proper (including competence) requirements for the regulated activity concerned, and demonstrate that there is no conflict of interest for he/she to carry on the regulated activities concurrently. In addition, the same individual could apply to be a Responsible Officer for more than one licensed corporation simultaneously provided that he/she can demonstrate there is no conflict of interest.

It is an offence for a person to conduct any regulated activity without the required license.

Types of regulated activities

Schedule 5 to the SFO stipulates 10 types of regulated activities, namely:

●	Type 1: Dealing in securities

●	Type 2: Dealing in futures contracts

●	Type 3: Leveraged foreign exchange trading

●	Type 4: Advising on securities

●	Type 5: Advising on futures contracts

●	Type 6: Advising on corporate finance

●	Type 7: Providing automated trading services

●	Type 8: Securities margin financing

●	Type 9: Asset management

●	Type 10: Providing credit rating services

As of the date of this prospectus, Rainbow Capital is licensed for and carried on Type 1 and Type 6 of the above regulated activities. The foregoing licenses of Rainbow Capital have no expiration date and remain in force until suspended or revoked, subject to certain continuing obligations, such as payment of annual fee and submission of annual return.

Types of intermediary and licensed individual

The types of intermediaries regulated by the SFC comprise the following:

i.	Licensed corporation

●	Full licensed corporation: A corporation (that is not an authorized financial institution) which is granted a license to carry on one or more regulated activities under section 116 of the SFO.

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●	Temporary licensed corporation: A corporation (that is not an authorized financial institution) which is granted a temporary license to carry on, for a period not exceeding three months, one or more regulated activities (other than Type 3 (leveraged foreign exchange trading), Type 7 (providing automated trading services), Type 8 (securities margin financing) and Type 9 (asset management)) under section 117 of the SFO.

ii.	Registered institution

An authorized financial institution which is registered to carry on one or more than one regulated activity, other than Type 3 (leveraged foreign exchange trading) and Type 8 (securities margin financing) regulated activities, under section 119 of the SFO.

iii.	Responsible Officer

A Licensed Representative who is also approved as a Responsible Officer under section 126 of the SFO to supervise the regulated activity of the licensed corporation to which he/she is accredited.

iv.	Licensed representative

●	Full Licensed Representative: An individual who is granted a license under section 120(1) of the SFO to carry on one or more regulated activities for a licensed corporation to which he/she is accredited.

●	Provisional Licensed Representative: An individual who is granted a provisional license under section 120(2) of the SFO to carry on one or more regulated activities for a licensed corporation to which he/she is accredited (prior to the grant of her/his license under section 120(1) of the SFO).

●	Temporary Licensed Representative: An individual who is granted a temporary license under section 121 of the SFO to carry on, for a period not exceeding three months, one or more regulated activities for a corporation licensed under section 116 or 117 of the SFO to which he/she is accredited.

Licensing requirements

Fit and proper requirements

Section 116(3) of the SFO provides that the SFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the SFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the SFC.

In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the SFC shall, in addition to any other matter that the SFC may consider relevant, have regard to the following:

●	financial status or solvency;

●	educational or other qualifications or experience having regard to the nature of the functions to be performed;

●	ability to carry on the regulated activity concerned competently, honestly and fairly; and

●	reputation, character, reliability and financial integrity of the applicant and other relevant persons as appropriate.

The above fit and proper criteria serve as the fundamental basis when the SFC considers each license or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence issued by the SFC.

The Fit and Proper Guidelines apply to a number of persons including the following:

●	an individual who applies for license or is licensed under Part V of the SFO;

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●	a Licensed Representative who applies for approval or is approved as a Responsible Officer under Part V of the SFO;

●	a corporation which applies for license or is licensed under Part V of the SFO;

●	an authorized financial institution which applies for registration or is registered under Part V of the SFO;

●	an individual whose name is to be or is entered in the register maintained by the Hong Kong Monetary Authority under section 20 of the Banking Ordinance; and

●	an individual who applies to be or has been given consent to act as an executive director of a registered institution under section 71C of the Banking Ordinance.

Section 129(2) of the SFO empowers the SFC to take into consideration any of the following in considering whether a person is fit and proper:

(i)	decisions made by such relevant authorities as stated in section 129(2)(a) of the SFO in respect of that person;

(ii)	in the case of a corporation, any information relating to (i) any other corporation within the same group of companies; or (ii) any substantial shareholder or officer of the corporation or of any of its group companies;

(iii)	in the case of a corporation licensed under section 116 or 117 of the SFO or registered under section 119 of the SFO or an application for such license or registration, (i) any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and (ii) whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(iv)	in the case of a corporation licensed under section 116 or 117 of the SFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(v)	the state of affairs of any other business which the person carries on or proposes to carry on.

The SFC is obliged to refuse an application to be licensed if the applicant fails to satisfy the SFC that the applicant is a fit and proper person to be licensed. The onus is on the applicant to prove to the SFC that the applicant is fit and proper to be licensed for the regulated activity.

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong and the licensed corporation has to satisfy the SFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the SFC. Detailed guidelines to meet the requirements and expectations of the SFC are contained in the following documents issued by the SFC:

●	the Guidelines on Competence;

●	the Code of Conduct;

●	Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC;

●	the Fit and Proper Guidelines;

●	the Corporate Finance Adviser Code of Conduct published by the SFC in October 2013 (the “CFA Code”); and

●	the Fund Manager Code of Conduct published by the SFC in November 2018.

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Responsible Officer

A person who intends to apply to be a Responsible Officer must demonstrate that he/she fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge and experience to properly manage and supervise the corporation’s regulated activity(ies). Accordingly, the applicant has to fulfill certain requirements on academic or professional qualifications, industry experience, management experience and regulatory knowledge as stipulated by the SFC.

If a Responsible Officer intends to conduct regulated activities in relation to matters falling within the ambit of a particular code issued by the SFC, he/she might be subject to additional requirements. For instance, in order to be eligible to undertake activities in connection with matters regulated by the Takeovers Codes, the licensed corporation is required to be licensed for Type 6 regulated activity and meet additional competence requirements specific to undertaking activities in connection with matters regulated by Takeovers Codes.

Sponsors and Compliance Advisers

A sponsor is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity and permitted under its license or certificate of registration to undertake work as a sponsor appointed to act as a sponsor in respect of an application for the listing of any securities on a recognized stock market under the Listing Rules.

Under the sponsor regime established in January 2007, in order to act as a sponsor, apart from holding a Type 6 (advising on corporate finance) license, an application for sponsor license should be submitted to the SFC to demonstrate that it can meet the eligibility criteria pursuant to the Sponsor Guidelines. In considering the sponsor license application, the SFC will take into account the competency of the firm to act as a sponsor, based on the criteria set out in the Sponsor Guidelines, and will also consider more generally the firm’s fitness and properness as a corporate finance services firm under the Fit and Proper Guidelines.

The Listing Rules, the Sponsor Guidelines and the CFA Code regulate sponsor’s obligations and responsibilities. The intermediary and its management (includes a sponsor’s board of directors, managing director, chief executive officer, Responsible Officers, executive officers and other senior management personnel) shall be responsible for ensuring that the firm satisfies all specific and ongoing eligibility criteria of the Sponsor Guidelines and paragraph 17 of the Code of Conduct, as well as complies with all other relevant codes, guidelines and regulations prescribed by the SFC.

In order to maintain the eligibility as sponsor, a sponsor should have at least two sponsor principals, who should be engaged by the sponsor for the purpose of conducting sponsor-related work on a full-time basis, at all times to discharge its role in supervising the transaction team.

Effective from 1 October 2013, the enhanced regulations on sponsors and the key obligations of sponsors have been consolidated in paragraph 17 of the Code of Conduct. The key requirements for a sponsor under the sponsor regime are as follows:

●	to advise and guide a listing applicant in preparation for a listing;

●	to take reasonable due diligence steps in respect of a listing application;

●	to take reasonable steps to ensure that true, accurate and complete disclosure about a listing applicant is made to the public;

●	to deal with the regulators in a truthful, cooperative and prompt manner;

●	to maintain proper books and records that are sufficient to demonstrate its compliance with the Code of Conduct;

●	to maintain sufficient resources and effective systems and controls for proper implementation and adequate management oversight of the sponsor work;

●	to act as the overall manager of a public offer to ensure that the public offer is conducted in a fair and orderly manner; and

●	to take reasonable steps to ensure analysts do not receive material information not disclosed in the listing document.

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In addition, the SFC published the “Consultation Paper on (i) the Proposed Code of Conduct on Book-building and Placing Activities in Equity Capital Market and Debt Capital Market Transactions and (ii) the ‘Sponsor Coupling’ Proposal” on 8 February 2021, in which the SFC proposed new Code of Conduct provisions in relation to the conduct of intermediaries involved in book-building and placing activities. The SFC subsequently published the consultation conclusions on 29 October 2021 and the relevant new code provisions came into effect on 5 August 2022. The Hong Kong Stock Exchange has also made consequential changes to the Listing Rules, effective 5 August 2022, as follows (among others):

●	In the case of an IPO, engagement of all overall coordinator(s) must be made no later than two weeks following the submission of a listing application; while for a Main Board IPO only, a sponsor-overall coordinator (which must either be the same legal entity as, or a member within the group of companies of, the independent sponsor, with the appointment of both roles being made at the same time) must be engaged no less than two months before the submission of its listing application;

●	A new applicant must publish an announcement on the Hong Kong Stock Exchange’s website (referred to as an OC Announcement) setting out the name(s) of all overall coordinator(s) appointed on the same date as it files its listing application and publishes the Application Proof. Subsequent OC Announcement(s) must be published whenever there is an appointment of an additional overall coordinator or a termination of the engagement of an existing overall coordinator;

●	IPO applicants to provide the intermediaries with a list of its directors and existing shareholders, their respective close associates and any persons who is engaged by or will act as a nominee for any of the foregoing persons to subscribe for, or purchase, equity securities or interests (which include equity securities, interests in a REIT, stapled securities and securities of an investment company (as defined in Rule 21.01 of the Main Board Listing Rules)) in connection with the New Listing to facilitate the intermediaries in identifying persons to whom the allocation of equity interests will be subject to restrictions or require prior consent from the Exchange under the Main Board Listing Rules; and

●	Disclosure and reporting requirements, e.g. information on (i) the fixed fees payable to each overall coordinator; (ii) the total fees (as a percentage of the gross proceeds from the IPO) payable to all syndicate capital market intermediaries; and (iii) the ratio of fixed and discretionary fees payable to all syndicate capital market intermediaries (in percentage terms).

A compliance adviser is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity and permitted under its license or certificate of registration to undertake work as a sponsor, which is appointed to act as a compliance adviser under the Listing Rules. The Listing Rules require an issuer to appoint a compliance adviser during an initial period after being admitted to listing and the main role of a compliance adviser is to ensure that the listed company is properly guided and advised as to compliance with the Listing Rules and all other applicable rules, laws, codes and guidelines. Only licensed corporation or registered institution eligible to act as sponsors are eligible to act as compliance advisers.

Key ongoing obligations

Remaining fit and proper

Licensed corporations, Licensed Representatives, Responsible Officers and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the SFC.

Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the FRR.

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The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities:

Regulated activity	Minimum paid-up share capital (HK$)	Minimum liquid capital (HK$)
Type 1 (dealing in securities)
(a) in the case where the corporation is an approved introducing agent or a trader	N/A	500,000
(b) in the case where the corporation provides securities margin financing or acts as a custodian of a private Open-ended Fund Companies	10,000,000	3,000,000
(c) in any other case	5,000,000	3,000,000

Type 6 (advising on corporate finance)
(a) in the case where the corporation acts as a sponsor:
– hold client assets	10,000,000	3,000,000
– not hold client assets	10,000,000	100,000
(b) in the case where the corporation does not act as a sponsor:
– hold client assets	5,000,000	3,000,000
– not hold client assets	N/A	100,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities.

Further, pursuant to the FRR, liquid capital is the amount by which a licensed corporation’s liquid assets exceeds its ranking liabilities where (i) liquid assets are the amount of assets held by the licensed corporation, adjusted for such factors to take into account liquidity of certain assets as well as credit risks; and (ii) ranking liabilities are the sum of liabilities on the balance sheet of the licensed corporation (including, without limitation, any amounts payable by it in respect of any overdraft or loan, any accrued interest payable to any other person, accrued expenses, taxes and provisions for contingent liabilities), adjusted for such factors to take into account market risks and contingency. The method of calculating liquid assets and ranking liabilities is set out in Divisions 3 and 4 of the FRR respectively.

The FRR stipulates that a licensed corporation shall maintain minimum liquid capital at all times which shall be the higher of the amount of (a) and (b) below (as applicable to Rainbow Capital):

(a)	the amount of minimum liquid capital as set out in the table above; and

(b)	its variable required liquid capital, meaning the basic amount which is 5% of the aggregate of:

i.	the licensed corporation’s on-balance sheet liabilities including provisions made for liabilities already incurred or for contingent liabilities but excluding certain amounts stipulated in the definition of “adjusted liabilities” under the SFO;

ii.	the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its customers; and

iii.	the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its customers, to the extent that such contracts are not subject to the requirement of payment of initial margin requirement.

If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the higher or the highest amount required amongst those regulated activities applied for.

Notification to the SFC of certain events and changes

Pursuant to sections 123 and 135 of the SFO and the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong), licensed corporations, licensed individuals and registered institutions are required to notify the SFC within the specified time limit of certain events and changes in their particulars, which include, inter alia, any intended cessation to carry on any regulated activity for which he/she/it is licensed, any intended change of address at which it proposes to carry on the regulated activity for which it is licensed and any cessation to be a director of a licensed corporation.

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Submission of audited accounts

Section 156(1) of the SFO provides that licensed corporations and associated entities of intermediaries (except those which are authorized financial institutions) shall submit their audited accounts and other required documents within four months after the end of each financial year.

If a licensed corporation ceases carrying on all of the regulated activities for which it is licensed, it should submit to the SFC its audited accounts and other required documents, made up to the date of cessation, not later than four months after the date of the cessation. The same requirement applies to an associated entity (which is not an authorized financial institution) of an intermediary upon its ceasing to be an associated entity of the intermediary under section 156(2) of the SFO.

Submission of financial resources returns

Licensed corporations are required to submit monthly financial resources returns to the SFC. However, pursuant to section 56 of the FRR, corporations that are licensed only for Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 9 (asset management) and/or Type 10 (providing credit rating services) regulated activities and whose licenses are subject to the condition that they shall not hold client assets, are only required to submit semi-annual financial resources returns.

Payment of annual fees

Sections 138(1) and (2) of the SFO provide that each licensed person or registered institution shall pay an annual fee to the SFC within one month after each anniversary date of his/her/its license or registration. Failure to make full payment of the annual fee before the due date will attract a surcharge on the outstanding amount and possible suspension and revocation of a license or registration under sections 138(3), 195(4)(a) and 195(6) of the SFO.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the SFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training (‘‘CPT’’)

Licensed corporations and registered institutions are primarily responsible for designing and implementing a continuous education program best suited to the training needs of the Licensed Representatives or relevant individuals they engage.

With effect from January 2022, licensed individuals and relevant individuals of registered institutions are required to complete 10 CPT hours per calendar year, regardless of the number and types of regulated activities he or she engages in. Five of these 10 CPT hours must be on topics directly relevant to the regulated activities for which he or she is licensed at the time the CPT hours are undertaken. Individuals who engage in the sponsor work or Codes on Takeovers transaction work for a firm are required to attend 2.5 CPT hours per calendar year on topics that are relevant to their sponsor work or Codes on Takeovers advisory work. Responsible officers and executive officers required to take two additional CPT hours per calendar year on regulatory compliance.

Obligation for substantial shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for the SFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO. A person who has become aware that he/she/it has become a substantial shareholder of a licensed corporation without the SFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he/she/it becomes so aware, apply to the SFC for approval to continue to be a substantial shareholder of the licensed corporation.

Variation of regulated activity specified in license or certificate of registration

Under section 127(1) of the SFO, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the SFC to vary the regulated activity specified in its license or certificate of registration. Prior approval would also need to be obtained from the SFC in cases such as addition or reduction of regulated activity, modification or waiver of licensing conditions and change of financial year end.

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Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the SFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation relevant to our business:

●	payment of the prescribed fees to the SFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

●	keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

●	exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

●	compliance with business conduct requirements under the Code of Conduct, the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC and other applicable codes and guidelines issued by the SFC.

Anti-Money Laundering and Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations) published by the SFC.

In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i)	the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (‘‘AMLO’’)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO.

(ii)	Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (‘‘DTROP’’)

It is an offence under the DTROP if a person deals with any property knowing or having reasonable grounds to believe it in whole or in part directly or indirectly represents the proceeds of drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to make such disclosure constitutes an offence under the DTROP.

(iii)	Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (‘‘OSCO’’)

The OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the court’s jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offenses. The OSCO extends the money laundering offence to cover the proceeds of all indictable offenses in addition to drug trafficking.

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(iv)	United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (‘‘UNATMO’’)

The UNATMO provides that it would be a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

(v)	United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (‘‘UNSO’’)

The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. As at December 31, 2022, such sanctions cover jurisdictions such as Lebanon, Libya, Afghanistan, Democratic People’s Republic of Korea and the Democratic Republic of the Congo. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the above jurisdictions.

(vi)	Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (‘‘WMDO’’)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offenses committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counter-financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter-financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Employee Dealings

As mentioned in the Code of Conduct, a licensed or registered person should have a policy which has been communicated to employees (including directors other than non-executive directors) in writing on whether employees are permitted to deal or trade for their own accounts in securities, futures contracts or leveraged foreign exchange contracts. In the event that employees of a licensed or registered person are permitted to deal or trade for their own accounts in securities, futures contracts or leveraged foreign exchange contracts:

●	the written policy should specify the conditions on which employees may deal for their own accounts;

●	employees should be required to identify all related accounts (including accounts of their minor children and accounts in which the employees hold beneficial interests) and report them to senior management;

●	employees should generally be required to deal through the licensed or registered person or its affiliates;

●	if the licensed or registered person provides services in securities listed or traded on one of the Hong Kong exchanges or in derivatives, including over-the-counter derivatives written over such securities, and its employees are permitted to deal through another dealer, in those securities, the licensed or registered person and employee should arrange for duplicate trade confirmations and statements of account to be provided to senior management of the licensed or registered person;

●	any transactions for employees’ accounts and related accounts should be separately recorded and clearly identified in the records of the licensed or registered person; and

●	transactions of employees’ accounts and related accounts should be reported to and actively and monitored by senior management of the licensed or registered person who should not have any beneficial or other interest in the transactions and who should maintain procedures to detect irregularities and ensure that the handling by the licensed or registered person of these transactions or orders is not prejudiced to the interests of the licensed or registered person’s other customers.

A licensed or registered person should not knowingly deal in securities for another licensed or registered person’s employee unless it has received written consent from that licensed or registered person.

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Supervision By the SFC

The SFC supervises licensed corporations and intermediaries operating in the market. The SFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the SFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the SFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a Responsible Officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from applying to be licensed or registered or to be approved as a Responsible Officer;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a Responsible Officer in relation to such regulated activity(ies), for such period as the SFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Takeovers and Mergers

Financial advisers and independent financial advisers licensed by the SFC may act for Hong Kong listed issuers as regards transactions principally involving the Main Board Listing Rules, the GEM Listing Rules and the Takeovers Codes.

In Hong Kong, any takeover, merger, privatization and share repurchase activities affecting public companies are regulated by the Takeovers Codes which is issued by the SFC in consultation with the Takeovers and Mergers Panel. The primary purpose of the Takeovers Codes is to afford fair treatment for shareholders who are affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Codes seeks to achieve fair treatment by requiring equality of treatment of shareholders, mandating disclosure of timely and adequate information to enable shareholders to make an informed decision as to the merits of an offer and ensuring that there is a fair and informed market in the shares of companies affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Codes also provides an orderly framework within which takeovers, mergers, privatizations and share buy-backs activities are to be conducted.

In addition, any other persons who issue circulars or advertisements to shareholders in connection with takeovers, mergers, privatizations and share buy-backs must observe the highest standards of care and consult with the Executive Director of the Corporate Finance Division of the SFC or any delegate thereof (the ‘‘Executive’’) prior to the release thereof.

The roles and responsibilities of financial advisers and other professional advisers are of particular importance given the non-statutory nature of the Takeovers Codes, and it is part of their responsibilities to use all reasonable efforts, subject to any relevant requirements of professional conduct, to ensure that their customers understand, and abide by, the requirements of the Takeovers Codes, and to co-operate to that end by responding to inquiries from the Executive or any delegate thereof, the Takeovers and Mergers Panel or the Takeovers Appeal Committee.

The Hong Kong Stock Exchange

Apart from the SFC, the Hong Kong Stock Exchange also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. The Hong Kong Stock Exchange is a recognized exchange controller under the SFO. It owns and operates the only stock exchange and futures exchange in Hong Kong, namely the Hong Kong Stock Exchange and Hong Kong Futures Exchange Limited, and their related clearing houses. The duty of the Hong Kong Stock Exchange is to ensure orderly and fair markets and that risks are managed prudently, and shall act in the interest of the public and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, the Hong Kong Stock Exchange (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services.

Compliance with the Relevant Requirements

Our directors confirmed that our Group has obtained all relevant licenses and certificates for our existing operations in Hong Kong and that our Group complied with all applicable laws, regulations, rules, codes and guidelines in Hong Kong in connection with our business and operations in all material respects during the years ended September 30, 2023 and 2024.

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MANAGEMENT

Directors and executive officers

The following table provides information regarding our directors and executive officers as of the date of this prospectus:

Directors and Executive officers	Age	Position
Mr. Choi Tan Yee	41	Executive Director, Chief Executive Officer and Co-Chairman
Mr. Leung Ho Ming Danny	41	Executive Director, Chief Financial Officer and Co-Chairman
Mr. Lee Luk Shiu	67	Independent non-executive director nominee*
Ms. Chu Wei Ning	52	Independent non-executive director nominee*
Ms. Lui Mei Ka	40	Independent non-executive director nominee*

*	These individuals have accepted their nomination as of the effective date of the registration statement of which this prospectus forms a part.

Mr. Choi Tan Yee

Mr. Choi serves as an Executive Director, Chief Executive Officer and Co-Chairman of the board of directors of our Company. Mr. Choi has over 18 years of experience in corporate finance, accounting and auditing. Since February 2023, Mr. Choi has been an Executive Director and the Chief Financial Officer of Alpha Technology Group Limited, a company listed on the Nasdaq Capital Market (stock code: ATGL). Mr. Choi is a Co-Founder of our Group and has been a Managing Director of Rainbow Capital since January 2020.

Mr. Choi is currently a Responsible Officer for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO for Rainbow Capital, where he is responsible for originating, supervising and leading execution of corporate finance projects.

Prior to co-founding Rainbow Capital, Mr. Choi worked in China Tonghai Capital Limited (currently known as “Quam Capital Limited”) between January 2015 and December 2019, with the last position as director. Between December 2009 and December 2014, Mr. Choi worked in Somerley Capital Limited, with the last position as senior manager. He handled various initial public offerings, merger and acquisition transactions and fund-raising exercises. Mr. Choi also worked in the assurance division of Grant Thornton from September 2006 to December 2009.

He has been the non-executive director of TOMO Holdings Limited, a company listed on the Main Board (stock code: 6928.HK), since April 2023, and an executive director, a member of the investment committee and an authorized representative of Carry Wealth Holdings Limited, a company listed on the Main Board (stock code: 643.HK), since February 2023. He was a non-executive director of Fullwealth International Group Holdings Limited, a company listed on the Main Board (stock code: 1034.HK), from May 2023 to February 2024, and was an independent non-executive director of Tempus Holdings Limited, a company listed on the Main Board (stock code: 6880.HK), from May 2019 to August 2019. As advised by Mr. Choi, he will dedicate 80% of his time to our business and 20% of his time to other business activities.

Mr. Choi obtained a Bachelor’s Degree of Business Administration in Business Economics and Financial Engineering from The Chinese University of Hong Kong in 2005. Mr. Choi is a fellow member of the Association of Chartered Certified Accountants (FCCA) and a Chartered Financial Analyst (CFA) Charterholder.

Mr. Leung Ho Ming Danny

Mr. Leung serves as an Executive Director, Chief Financial Officer and Co-Chairman of the board of directors of our Company. Mr. Leung has over 18 years of experience in corporate finance, accounting and auditing. Mr. Leung is a Co-Founder of our Group and has been a Managing Director of Rainbow Capital since January 2020.

Mr. Leung is currently a Responsible Officer for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO for Rainbow Capital, where he is responsible for originating, supervising and leading execution of corporate finance projects.

Prior to co-founding Rainbow Capital, Mr. Leung worked in China Tonghai Capital Limited (currently known as “Quam Capital Limited”) between April 2018 and December 2019, with the last position as director. Between August 2010 and April 2018, Mr. Leung held senior positions in several investment banks, including CEB International Capital Corporation Limited and Somerley Capital Limited. He handled various initial public offerings, merger and acquisition transactions and fund-raising exercises. Mr. Leung also worked in the assurance department of Ernst & Young from September 2005 to November 2009.

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Mr. Leung is a fellow member of The Hong Kong Institute of Certified Public Accountants (FCPA) and a fellow member of The Institute of Chartered Accountants in England and Wales (FCA). Mr. Leung obtained a degree of Bachelor of Arts in Accounting and Finance from the University of Newcastle Upon Tyne in July 2005.

Mr. Lee Luk Shiu

Mr. Lee will be appointed as an independent non-executive director and will be the chairman of the nominating committee and a member of each of the audit committee and the compensation committee.

Mr. Lee has over 30 years of experience in commercial accounting and corporate finance. In February 1987, Mr. Lee became a member of the Hong Kong Institute of Certified Public Accountants and, from April 2001 to June 2023, was a fellow member of The Association of Chartered Certified Accountants. Mr. Lee worked in the Hong Kong Stock Exchange for around 15 years from November 1986 to May 1993 and from March 1997 to August 2005. His duties included regulating and monitoring the Hong Kong listed companies in relation to their compliance with the Listing Rules and processing new listing applications. His last position with the Hong Kong Stock Exchange was an assistant vice president of the Listing Division of the Hong Kong Stock Exchange. Mr. Lee was also a senior consultant of an investment bank for 5 years from 2007 to 2012.

Mr. Lee has been an independent non-executive director of Huabao International Holdings Limited (stock code: 336.HK) since May 2006, Hin Sang Group (International) Holdings Limited (stock code: 6893.HK) since September 2014 and Yee Hop Holdings Limited (stock code: 1662.HK) since November 2015, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange.

Mr. Lee obtained a Diploma in Business Administration from Hong Kong Shue Yan College (now known as “Hong Kong Shue Yan University”) in 1983.

Ms. Chu Wei Ning

Ms. Chu Wei Ning will be appointed as an independent non-executive director and will be the chairwoman of the compensation committee and a member of each of the audit committee and the nominating committee.

With over 25 years of experience in investment banking, venture capital, and corporate operations, Ms. Chu has developed extensive expertise in the telecommunications, media and technology sectors.

Ms. Chu’s career encompasses significant roles in the investment industry, including Managing Director of Horizon Ventures Limited, a Hong Kong-based private investment firm specializing in disruptive technologies investment, from May 2007 to January 2012. She also served as a founding member and an Executive Director of the Private Equity Division at Bank of China International Limited from August 2004 to December 2005. Prior to that, Ms. Chu was part of the merger and acquisition team at Tom Group Ltd. From 2002 to 2004, focusing primarily on direct investments in the Greater China region across various sectors, including internet, outdoor advertising, sports, television and entertainment sectors. Additionally, Ms. Chu was Vice President of Bear Stearns Asia Investment Banking Group from April 2000 to January 2002, where she managed corporate finance transactions in the telecom, media and technology sectors.

In her operational roles, Ms. Chu was an Executive Director of China Baoli Technologies Holdings Limited (stock code: 164.HK) from July 2015 to June 2016 and has served as the Chief Executive Officer since June 2016. Ms. Chu has been an independent non-executive director of BOSA Technology Holdings Limited (stock code: 8140.HK) since June 2018.

Ms. Chu holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong (May 1994) and a Master’s degree in Business Administration with Honors from the University of Texas at Austin (May 1998).

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Ms. Lui Mei Ka

Ms. Lui will be appointed as an independent non-executive director and will be the chairwoman of the audit committee and a member of each of the compensation committee and the nominating committee.

Ms. Lui has over 17 years of experience in financial management and corporate finance. From September 2018 until the present, Ms. Lui has been the Chief Financial Officer and Joint Company Secretary of Feiyu Technology International Company Ltd. (stock code: 1022.HK). She acted as the Company Secretary and Financial Controller of LT Commercial Real Estate Limited (stock code: 112.HK) from March 2014 to May 2016 and acted as the Company Secretary of GR Properties Limited (stock code: 108.HK) from October 2016 to July 2018. Prior to that, Ms. Lui also had about seven years of experience in auditing and accounting at Deloitte Touche Tohmatsu from September 2006 to March 2014.

Ms. Lui has been an independent non-executive director of China Tontine Wines Group Limited (stock code: 389.HK) since September 2024, an independent non-executive director of GoFintech Innovation Limited (stock code: 290.HK) since September 2023, and an independent non-executive director of China Tangshang Holdings Limited (stock code: 674.HK) since April 2017.

Ms. Lui holds a Bachelor’s Degree in Business Administration from The Chinese University of Hong Kong and is a member of Hong Kong Institute of Certified Public Accountants.

Senior Management

Ms. Cheng Pui Kei Nicole

Ms. Cheng holds the position of director in Rainbow Capital and is a Licensed Representative for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO for Rainbow Capital, where she is responsible for supervising and leading execution of corporate finance projects.

Ms. Cheng has over 10 years of experience in corporate finance. Prior to joining Rainbow Capital in April 2022, Ms. Cheng worked in Lego Corporate Finance Limited between January 2016 and October 2021, with the last position as associate director. Between March 2015 to December 2015, Ms. Cheng worked in China Tonghai Capital Limited (currently known as “Quam Capital Limited”), with the last position as manager. Between March 2014 to February 2015, Ms. Cheng worked in Gram Capital Limited, with the last position as assistant manager. She handled various IPOs, merger and acquisition transactions and fund-raising exercises.

Ms. Cheng graduated from the University of California, San Diego with a Bachelor’s Degree in Management Science and Psychology in June 2010. She has been a Chartered Financial Analyst (CFA) Charterholder since June 2016.

Mr. Shum Ka Sun Daniel

Mr. Shum holds the position of director in Rainbow Capital and is a Licensed Representative for Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO for Rainbow Capital, where he is responsible for supervising and leading execution of corporate finance projects.

Mr. Shum has over 10 years of experience in auditing and corporate finance. Prior to joining Rainbow Capital in January 2020, Mr. Shum worked in several investment banks, including Innovax Capital limited and Cinda International Capital Limited between February 2015 to October 2019. He has led and participated in various corporate finance transactions including IPOs, merger and acquisition transactions and compliance advisory projects. He also worked in the assurance department of Ernst & Young from September 2011 to December 2014.

Mr. Shum graduated from The Hong Kong Polytechnic University with a Bachelor’s Degree in Accounting in 2011. Mr. Shum has been a member of the Hong Kong Institute of Certified Public Accountants since March 2015.

Family relationships

None of other directors or executive officers have a family relationship as defined under Item 401 of Regulation S-K.

Duties of directors

Under the BVI laws, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith and in what the directors believe to be in our best interests. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, without limitation, the nature of our Company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him/her. In the exercise of their powers, our directors must also ensure neither they nor our Company acts in a manner which contravenes the BVI Act or our Amended and Restated Memorandum and Articles of Association.

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Terms of directors

Pursuant to our Amended and Restated Articles, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

Employment Agreements and Indemnification Agreements

Employment agreements

We have entered into employment agreements with each of the following directors and executive officers.

Mr. Choi

Mr. Choi is employed as our chief executive officer and executive director for an initial period of three years which will be renewed automatically thereafter for a successive three-year term unless a one-month notice of non-renewal is given by us or Mr. Choi. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing. Mr. Choi is entitled to a fixed annual compensation of HK$360,000 (approximately US$46,336).

Mr. Leung

Mr. Leung is employed as our chief financial officer and executive director for an initial period of three years which will be renewed automatically thereafter for a successive three-year term unless a one-month notice of non-renewal is given by us or Mr. Leung. We may terminate his employment at any time with or without cause by giving a one-month advance notice in writing. Mr. Leung is entitled to a fixed annual compensation of HK$360,000 (approximately US$46,336).

Mr. Lee Luk Shiu

Mr. Lee is appointed to serve as our independent non-executive director for one year starting from the date our Company’s registration statement on Form F-1 in connection with this Offering is declared effective by the SEC.

For his role as an independent director of our Company, he will be entitled to a fixed annual compensation of HK$144,000 (approximately US$18,534).

Ms. Chu Wei Ning

Ms. Chu is appointed to serve as our independent non-executive director for one year starting from the date our Company’s registration statement on Form F-1 in connection with this Offering is declared effective by the SEC.

For her role as an independent director of our Company, she will be entitled to a fixed annual compensation of HK$240,000 (approximately US$30,891).

Ms. Lui Mei Ka

Ms. Lui is appointed to serve as our independent non-executive director for one year starting from the date our Company’s registration statement on Form F-1 in connection with this Offering is declared effective by the SEC.

For her role as an independent director of our Company, she will be entitled to a fixed annual compensation of HK$60,000 (approximately US$7,723).

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, to be effective upon completion of this Offering. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Compensation of Directors

For the years ended September 30, 2023 and 2024, none of our directors or executive officers received compensation from RCHL in any form, cash or equity, in their capacity as the directors and/or executive officers of RCHL. Nevertheless, the directors and executive officers of RCHL (namely Mr. Choi and Mr. Leung) who are also the directors of Rainbow Capital, have received compensation paid by Rainbow Capital in such capacity.

Directors and executive officers of Rainbow Capital	Age	Position at Rainbow Capital	Also a director and/or officer of RCHL?
Mr. Choi	41	Director	Yes
Mr. Leung	41	Director	Yes

For the years ended September 30, 2023 and 2024, Rainbow Capital paid an aggregate of HK$708,000 (approximately US$91,128) and HK$708,000 (approximately US$91,128), respectively, as compensation to its directors and executive officers, as well as an aggregate of HK$36,000 (approximately US$4,634) and HK$36,000 (approximately US$4,634), respectively, as contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

Prior to the establishment of RCHL in October 2024, Mr. Choi and Mr. Leung were responsible for managing Rainbow Capital. They were the directors of Rainbow Capital and received compensation paid by Rainbow Capital for the years ended September 30, 2023 and 2024. Their salaries, compensation, and benefits in kind will be paid by our Company and/or our Operating Subsidiary in accordance with their respective roles in the future.

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As the appointments of our independent non-executive directors will only become effective upon the effectiveness of the registration statement of which this prospectus forms a part, for the years ended September 30, 2023 and 2024, we did not have any independent non-executive directors and therefore did not pay any compensation to any independent non-executive directors.

Except our contribution to the MPF, we have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. We do not have any equity incentive plan in place as of the date of this prospectus.

Equity compensation plan information

We have not adopted any equity compensation plan.

Outstanding equity awards at financial year-end

As of September 30, 2024, we had no outstanding equity award.

Involvement in legal proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Controlled company

Upon completion of this Offering, our Controlling Shareholders will beneficially own 98% of the aggregate voting power of our outstanding Ordinary Shares. As a result, we may be deemed to be a “controlled company” within the meaning of the Nasdaq listing standards. Our Controlling Shareholders have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as merger, consolidation, or sale of all or substantially all of our assets. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

(i)	the requirement that a majority of the board of directors consist of independent non-executive directors;

(ii)	the requirement that our director nominees be selected or recommended solely by independent non-executive directors; and

(iii)	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Currently, we do not expect to rely on the exemption from the corporate governance requirements under Nasdaq Listing Rules. We could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

Board of directors

Our board of directors will consist of five directors, comprising two executive directors and three independent non-executive directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our Amended and Restated Memorandum and Articles of Association and the BVI Act, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested and be included among the directors present at the relevant meeting for the purposes of a quorum, but in voting in respect of any such matter, such director should take into account his or her director’s duties. Our board of directors may exercise all the powers of our Company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any obligation of our Company or of any third party.

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Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We have three independent non-executive directors with different industry backgrounds including regulatory compliance, investment banking, direct investment, accounting and audit as well as experience as directors of listed companies, representing a majority of the members of our board of directors. We also achieved gender diversity by having two female directors. Our board of directors is well balanced and diversified in alignment with our business development and strategy.

Committees of the board of directors

We plan to establish an audit committee, a compensation committee and a nominating committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit committee

Our audit committee will consist of Mr. Lee Luk Shiu, Ms. Chu Wei Ning and Ms. Lui Mei Ka and is chaired by Ms. Lui Mei Ka. We have determined that each of these director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and the corporate governance rules of Nasdaq. We have determined that Ms. Lui Mei Ka qualifies as an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

(i)	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

(ii)	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

(iii)	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

(iv)	discussing the annual audited financial statements with management and the independent registered public accounting firm;

(v)	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

(vi)	annually reviewing and reassessing the adequacy of our audit committee charter;

(vii)	meeting separately and periodically with management and the independent registered public accounting firm;

(viii)	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

(ix)	reporting regularly to the board of directors.

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Compensation committee

Our compensation committee will consist of Mr. Lee Luk Shiu, Ms. Chu Wei Ning and Ms. Lui Mei Ka and is chaired by Ms. Chu Wei Ning. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

(i)	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our chief executive officer and other executive officers;

(ii)	reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

(iii)	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

(iv)	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating committee

Our nominating committee will consist of Mr. Lee Luk Shiu, Ms. Chu Wei Ning and Ms. Lui Mei Ka and is chaired by Mr. Lee Luk Shiu. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating committee is responsible for, among other things:

(i)	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

(ii)	reviewing annually with the board of directors the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

(iii)	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself;

(iv)	developing and reviewing the corporate governance principles adopted by the board of directors and advising the board of directors with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

(v)	evaluating the performance and effectiveness of the board of directors as a whole.

Foreign private issuer exemption

Following the completion of this Offering, we will be a “foreign private issuer” under the securities laws of the U.S. and Nasdaq’s corporate governance standards. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

(i)	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation Fair Disclosure.

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(ii)	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

(iii)	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other corporate governance matters

Public Companies that qualify as a “controlled company” with securities listed on the Nasdaq Stock Market, must comply with the exchange’s continued listing standards to maintain their listings. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

(i)	the requirement that our director nominees must be selected or recommended solely by independent directors; and

(ii)	the requirement that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Upon completion of this Offering, our Controlling Shareholders will beneficially own 98% of the aggregate voting power of our outstanding Ordinary Shares. As a result, our Controlling Shareholders have the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, during the period we remain as a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of our Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this Offering.

Holders of our Class A Ordinary Shares are entitled to one (1) vote per Class A Ordinary Share and holders of our Class B Ordinary Shares are entitled to twenty (20) votes per Class B Ordinary Share, at a meeting of our shareholders or on any resolution of our shareholders. Holders of our Ordinary Shares are entitled to vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

Percentage of beneficial ownership of each listed person prior to this Offering is based on 13,500,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus. The percentage of Ordinary Shares beneficially owned after this Offering is based on 15,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares outstanding following the sale of 1,500,000 Class A Ordinary Shares under this Offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we have two shareholders, i.e. Mr. Choi and Mr. Leung, none of which are located in the United States. All our officers, directors and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) will be subject to lock-up agreements. See “Shares Eligible for Future Sale — Lock-up agreements”.

	Class A Ordinary Shares Beneficially Owned Prior to this Offering		Class B Ordinary Shares Beneficially Owned Prior to this Offering		Class A Ordinary Shares Beneficially Owned After this Offering		Class B Ordinary Shares Beneficially Owned After this Offering		Voting Power After this Offering
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	%
Directors and executive officers:
Mr. Choi	8,100,000	60.00%	1,800,000	60.00%	8,100,000	54.00%	1,800,000	60%	58.80%
Mr. Leung	5,400,000	40.00%	1,200,000	40.00%	5,400,000	36.00%	1,200,000	40%	39.20%
Directors and executive officers as a group	13,500,000	100.00%	3,000,000	100.00%	13,500,000	90.00%	3,000,000	100%	98.00%

5% or Greater Shareholders:
Mr. Choi	8,100,000	60.00%	1,800,000	60.00%	8,100,000	54.00%	1,800,000	60%	58.80%
Mr. Leung	5,400,000	40.00%	1,200,000	40.00%	5,400,000	36.00%	1,200,000	40%	39.20%

(1)	The business address for our directors and executive officers is Office No. 710, 7/F, Wing On House, No. 71 Des Voeux Road Central, Hong Kong.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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RELATED PARTY TRANSACTIONS

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties. Our policy is to enter into transactions with related parties on terms that, as a whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

Employment Agreements

See “Management — Employment Agreements” on page 109.

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Name of the related party	Nature of relationship
Tomo Holdings Limited (stock code: 6928.HK) (“TOMO”)	Mr. Choi, an executive director, the chief executive officer and a controlling shareholder of the Company, is a director of TOMO.
Carry Wealth Holdings Limited (stock code: 643.HK) (“Carry Wealth”)	Mr. Choi, an executive director, the chief executive officer and a controlling shareholder of the Company, is a director of Carry Wealth.
Alpha Technology Group Limited (stock code: ATGL.NASDAQ) (“Alpha Technology”)	Mr. Choi, an executive director and a controlling shareholder of the Company, is a director and the chief financial officer of Alpha Technology.

Transactions with Related Parties

		For the year ended September 30,
Name of related parties	Nature	2023	2024	2024
		HK$	HK$	US$

TOMO	Provision of financial advisory services by Rainbow Capital	290,000	890,000	114,553
Carry Wealth	Provision of financial advisory services by Rainbow Capital	180,000	-	-
Alpha Technology	Provision of financial advisory services by Rainbow Capital	2,000,000	300,000	38,614

For the years ended September 30, 2023 and 2024, we generated revenues of HK$2,470,000 and HK$1,190,000 (approximately US$153,167), respectively, from the above companies of which Mr. Choi served as a director, in respect of the provision of financial advisory services.

Apart from the transactions detailed above and elsewhere in there accompanying consolidated financial statements, our Company has no other significant or material related party transactions during the periods presented.

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DESCRIPTION OF SHARE CAPITAL

We were incorporated as a BVI business company under the BVI Act, in the BVI on October 25, 2024 under the name “Rainbow Capital Holdings Limited” (with foreign character name as “浤博資本控股有限公司”), company no. 2161202. As of the date of this prospectus, we are authorized to issue a maximum of 500,000,000 Ordinary Shares in aggregate divided into Class A Ordinary Shares with a par value of US$0.0001 each and Class B Ordinary Shares with a par value of US$0.0001 each.

The following are summaries of the material provisions of our Amended and Restated Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Amended and Restated Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. As of the date of this prospectus, there are 13,500,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares issued and outstanding. Upon completion of this Offering, there will be 15,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares issued and outstanding.

Listing

We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “RNBW.” There is no assurance that such application will be approved, and if our application is not approved, this Offering may not be completed.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is [*], at [Address].

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act and our Amended and Restated Memorandum and Articles of Association.

Voting rights

Pursuant to our Amended and Restated Memorandum and Articles of Association, each Ordinary Share confers upon the shareholder of our Company: (a) the right to an equal share in any dividend paid by our Company; and (b) the right to an equal share in the distribution of the surplus assets of our Company on its liquidation. Each Class A Ordinary Share confers upon its holder the right to one (1) vote, and each Class B Ordinary Share confers upon its holder the right to twenty (20) votes, at a meeting of the shareholders or on any resolution of shareholders. There are no prohibitions to cumulative voting under the laws of the BVI, but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Qualification

There is currently no shareholding qualification for directors.

Meetings

Any director of our Company may convene meetings of the shareholders of our Company at such times and in such manner and places within or outside the BVI as the director considers necessary or desirable. Upon the written request of shareholders of our Company entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders of our Company.

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The director of our Company convening a meeting of shareholders of our Company may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders of our Company is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the shares of our Company (or class or series of shares of our Company in the case of a class meeting) entitled to vote on resolutions of shareholders of our Company to be considered at the meeting. A quorum may comprise a single shareholder of our Company or proxy and then such person may pass a resolution of shareholders of our Company and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders of our Company. If within two hours from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders of our Company, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third of the votes of the shares of our Company (or each class or series of shares of our Company in the case of a class meeting) entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

At any meeting of the shareholders of our Company, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll, then any shareholder of our Company present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken. If a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner as the chairman shall direct. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

Protection of minority shareholders

The BVI Act provides that if a company or a director of a company engages in, or proposes to engage in or has engaged in conduct that contravenes the BVI Act or the memorandum of association or articles of association of the company, the BVI High Court (Court) may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the memorandum of association or articles of association of the company.

The BVI Act also contains provisions allowing the Court, on the application of a member of a company, to grant leave to the member to (a) bring proceedings in the name and on behalf of that company; or (b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. No proceedings brought by a member or in which a member intervenes with the leave of the BVI court under the above provisions of the BVI Act may be settled or compromised or discontinued without the approval of the Court. Under the BVI Act, a member of a company may bring an action against the company for breach of a duty owed by the company to him or her as a member.

In the case where a member of a company brings proceedings against the company and other members that have the same or substantially the same interest in relation to the proceedings, the Court may appoint that member to represent all or some of the members having the same interest and may, for that purpose, make such order as it thinks fit, including an order (a) as to the control and conduct of the proceedings; (b) as to the costs of the proceedings; and (c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

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The BVI Act provides that a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may make an application to the BVI court for certain order as further described below. If, on such application, the Court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limiting the generality of the section 184I of the BVI Act, one or more of the following orders: (a) in the case of a member, requiring the company or any other person to acquire the member’s shares; (b) requiring the company or any other person to pay compensation to the member; (c) regulating the future conduct of the company’s affairs; (d) amending the memorandum of association or articles of association of the company; (e) appointing a receiver of the company; (f) appointing a liquidator of the company under section 159(1) of the BVI Insolvency Act on the grounds specified in section 162(1)(b) of that Act; (g) directing the rectification of the records of the company; or (h) setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the memorandum of association or articles of association of the company. None of the foregoing orders may be made against the company or any other person unless the company or that person is a party to the proceedings in which the application is made.

A member or the BVI Registrar of Corporate Affairs may apply to the Court ex parte or upon such notice as the Court may require, for an order directing that an investigation be made of the company and any of its affiliated companies. If, upon such an application, it appears to the Court that: (a) the business of the company or any of its affiliates is or has been carried on with intent to defraud any person; (b) the company or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (c) persons concerned with the incorporation, business or affairs of the company or any of its affiliates have in connection therewith acted fraudulently or dishonestly, the Court may make any order it thinks fit with respect to an investigation of the company and any of its affiliated companies by an inspector, who may be the Registrar of Corporate Affairs.

The BVI Act provides that a member of a company is entitled to payment of the fair value of his or her shares upon dissenting from any of the following:

(1)	a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(2)	a consolidation, if the company is a constituent company;

(3)	any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including:

(i)	a disposition pursuant to an order of the Court having jurisdiction in the matter;

(ii)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or

(iii)	a transfer pursuant to the power described in section 28(2) of the BVI Act;

(4)	a redemption of his or her shares by the company pursuant to section 176 of the BVI Act; and

(5)	an arrangement, if permitted by the Court.

Pre-emptive rights

Pursuant to our Amended and Restated Articles, section 46 of the BVI Act (Pre-emptive rights) shall not apply to our Company.

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Transfer of Ordinary Shares

Subject to the restrictions in our Amended and Restated Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriter described in “Shares Eligible for Future Sale — Lock-Up Agreements” on page 129 and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Notwithstanding the foregoing, under the BVI Act, shares that are listed on a recognized exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the recognized exchange and subject to the company’s memorandum and articles of association.

The transfer of a share of our Company is effective when the name of the transferee is entered on the register of members of our Company. Pursuant to our Amended and Restated Articles, our board of directors may not resolve to refuse or delay the transfer of a share of our Company unless the shareholder of our Company has failed to pay an amount due in respect of such share.

Liquidation

(i)	Where the BVI business company is solvent

Where it is proposed to liquidate a solvent BVI business company (that is, the company either has no liabilities or it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities), the directors of the company shall (a) make a declaration of solvency in the approved form stating that, in their opinion, the company is and will continue to be able to discharge, pay or provide for its debts as they fall due and the value of its assets equals or exceeds its liabilities, and (b) approve a liquidation plan specifying: (i) the reasons for the liquidation of the company, (ii) their estimate of the time required to liquidate the company, (iii) whether the liquidator is authorized to carry on the business of the company if he determines that to do so would be necessary or in the best interests of the creditors or members of the company, (iv) the name and address of each individual to be appointed as liquidator and the remuneration proposed to be paid to each liquidator, and (v) whether the liquidator is required to send to all members a statement of account prepared or caused to be prepared by the liquidator in respect of his or her actions or transactions.

According to section 199 of the BVI Act, a voluntary liquidator or two or more joint voluntary liquidators may be appointed in respect of a company (a) by a resolution of directors passed under section 199(2) of the BVI Act, or (b) by a resolution of members passed under section 199(3) of the BVI Act. The liquidation of a company commences at the time at which the notice of the voluntary liquidator’s appointment is filed.

Pursuant to section 203(1) of the BVI Act, a voluntary liquidator shall not be appointed under section 199 of the BVI Act by the directors or the members of a company if (a) an administrator or liquidator of the company has been appointed under the BVI Insolvency Act; (b) an application has been made to the Court to appoint an administrator or a liquidator of the company under the BVI Insolvency Act and the application has not been dismissed; (c) the person to be appointed voluntary liquidator has not consented in writing to his or her appointment; (d) the directors of the company have not made a declaration of solvency complying with section 198 of the BVI Act; or (e) the directors have not approved a liquidation plan under section 198(1)(b) of the BVI Act; or (f) the voluntary liquidator is not qualified pursuant to BVI Business Companies Regulations made under section 199(5) of the BVI Act. A resolution to appoint a voluntary liquidator under Part XII of the BVI Act in the circumstance(s) referred to in section 203(1) of the BVI Act is void and of no effect.

A resolution to appoint a voluntary liquidator is void and of no effect unless the voluntary liquidator files notice of his or her appointment on or before the 14th day following the date of the resolution.

Within 14 days of the date of his or her appointment, the voluntary liquidator is required to file a notice of his or her appointment in an approved form, the declaration of solvency made by the directors (or an extract complying with the BVI Business Companies Regulations) and a copy of the liquidation plan, with the BVI Registrar of Corporate Affairs. He or she is also required, within 30 days of the commencement of the liquidation, to advertise notice of his or her appointment in the manner prescribed.

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With effect from the commencement of the voluntary liquidation of a company, the voluntary liquidator has custody and control of the assets of the company. However, the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which the creditor has a security interest will not be affected.

With effect from the commencement of the voluntary liquidation of a company, the directors of the company remain in office but they cease to have any powers, functions or duties other than those required or permitted under Part XII of the BVI Act.

Notwithstanding the foregoing paragraph, the directors, after the commencement of the voluntary liquidation, may authorize the liquidator to carry on the business of the company if the liquidator determines that to do so would be necessary or in the best interests of the creditors or members of the company where the liquidation plan does not give the liquidator such authorization, and exercise such powers as the liquidator, by written notice, may authorize them to exercise.

The members of a company may, by resolution, appoint an eligible individual as an additional voluntary liquidator to act jointly with the voluntary liquidator or voluntary liquidators already appointed.

Subject to the BVI Act, the Court may, at any time after the appointment of a voluntary liquidator under section 199 of the BVI Act and before completion of the voluntary liquidation and filing of a statement of completion of the liquidation in accordance with section 208 of the BVI Act, make an order terminating the liquidation if it is satisfied that it would be just and equitable to do so. Where such an order is made, the company ceases to be in voluntary liquidation and the voluntary liquidator ceases to hold office with effect from the date of the order or such later date as may be specified in the order.

A voluntary liquidator shall, upon completion of a voluntary liquidation, file a statement that the liquidation has been completed and upon receiving the statement, the BVI Registrar of Corporate Affairs shall strike the company off the BVI Register of Companies and issue a certificate of dissolution in the approved form certifying that the company has been dissolved. The dissolution of the company is effective from the date of the issue of such certificate.

Immediately following the issue by the BVI Registrar of Corporate Affairs of a certificate of dissolution, the person who, immediately prior to the dissolution, was the voluntary liquidator of the company shall cause to be published in the Gazette, a notice that the company has been struck off the BVI Register of Companies and dissolved.

(ii)	Where the BVI business company is insolvent

If at any time the voluntary liquidator of a company in voluntary liquidation is of the opinion that the company is insolvent (that is to say, either the value of the company’s liabilities exceeds, or will exceed, its assets or, the company is, or will be, unable to pay its debts as they fall due), he or she shall forthwith send a written notice to the Official Receiver in the approved form.

The voluntary liquidator shall then call a meeting of creditors of the company to be held within twenty-one days of the date of the aforesaid notice to the Official Receiver. The said creditors’ meeting shall be treated as if it was the first meeting of the creditors of a company called under section 179 of the BVI Insolvency Act by a liquidator appointed by the members of a company and sections 179 and 180 of the BVI Insolvency Act shall apply to the calling and holding of such a meeting.

Where a voluntary liquidator who files the aforesaid notice to the Official Receiver is not an eligible licensed insolvency practitioner with respect to the company, the Official Receiver may apply to the Court ex parte for the appointment of himself or herself or an eligible licensed insolvency practitioner as the liquidator of the company and the Court may make the appointment subject to such conditions as it considers appropriate.

From the time that an appointed voluntary liquidator first becomes aware that the company is not, or will not be, able to pay its debts he or she shall conduct the liquidation as if he or she had been appointed liquidator under the BVI Insolvency Act.

Where the voluntary liquidator of a company files the aforesaid notice with the Official Receiver, the BVI Insolvency Act will apply to the liquidation of the company subject to such modifications as are appropriate and the liquidation of the company shall be deemed to have commenced on the date of the appointment of the voluntary liquidator.

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Forfeiture of Ordinary Shares

Our Company’s shares that are not fully paid on issue are subject to the forfeiture provisions set forth in our Amended and Restated Articles. For this purpose, shares of our Company issued for a promissory note, other written obligation to contribute money or property or a contract for future services are deemed to be not fully paid. A written notice of call specifying the date for payment to be made shall be served on the shareholder of our Company who defaults in making payment in respect of the shares of our Company. The aforesaid written notice of call referred to in our Amended and Restated Articles shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the shares of our Company, or any of them, in respect of which payment is not made will be liable to be forfeited. Where a written notice of call has been issued pursuant to our Amended and Restated Articles and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the shares of our Company to which the notice relates. Our Company is under no obligation to refund any money to the shareholder of our Company whose shares of our Company have been canceled pursuant to the preceding sentence, and that shareholder of our Company shall be discharged from any further obligation to our Company.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, our Company may purchase, redeem or otherwise acquire and hold its own shares on such terms and in such manner as may be determined by our Amended and Restated Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, or by any recognized exchange on which our securities are listed. Any repurchases or redemptions will be made in compliance to Rule 13e-4, Regulation 14E, and Regulation M of the Exchange Act.

Variation of rights

The rights conferred upon the holders of our shares of any class may only be varied, whether or not our Company is in liquidation, with the consent in writing of the holders of a majority of the issued shares of that class or by a resolution approved at a duly convened and constituted meeting of the shares of that class by the affirmative vote of a majority of the votes of the shares of that class which were present at the meeting and were voted.

Division and combination of shares.

Pursuant to the BVI Act and subject to our Amended and Restated Memorandum and Articles of Association, our Company may (a) divide its shares, including issued shares, into a larger number of shares; or (b) combine its shares, including issued shares, into a smaller number of shares. Division or combination of shares, including issued shares, of a class or series, shall be for a larger or smaller number, as the case may be, of shares in the same class or series. Our Company shall not divide its shares if it would cause the maximum number of shares that our Company is authorized to issue by our Amended and Restated Memorandum and Articles of Association to be exceeded. Where par value shares are divided or combined under section 40A of the BVI Act, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares.

Inspection of books and records

A member of a company is entitled, on giving written notice to the company, to inspect (a) the memorandum and articles of association, (b) the register of members, (c) the register of directors, and (d) minutes of meetings and resolutions of members and of those classes of members of which he or she is a member, and to make copies of or take extracts from the documents and records. Subject to the memorandum and articles of association of the company, its directors may refuse or limit the member’s inspection of any document, or part of any such document, specified in (b), (c) or (d) above, including limiting the making of copies or the taking of extracts from the records, if they are satisfied that it would be contrary to the company’s interests to allow such inspection. The directors are required, as soon as reasonably practicable, to notify the member concerned of any exercise of their aforesaid powers. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the Court for an order that he or she should be permitted to inspect the document or to inspect the document without limitation.

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The BVI Act requires a BVI business company to keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors and committees of members. The minutes of meetings and resolutions of members and of classes of members, and the minutes of meetings and resolutions of directors and committees of directors are required by the BVI Act to be kept at the office of the company’s registered agent or at such other place or places, within or outside the BVI, as the directors may determine. A company shall keep at the office of its registered agent its memorandum and articles of association of the company, its register of members (or a copy thereof), its register of directors (or a copy thereof) and copies of all notices and other documents filed by the company in the previous ten years. The BVI Act requires a company to have a common seal and an imprint of the seal shall be kept at the office of its registered agent.

A BVI business company is required to keep a register of members containing the names and addresses of the persons who hold registered shares in the company, the number of each class and series of registered shares held by each member, the date on which the name of each member was entered in the register of members and the date on which any person ceased to be a member. Where a BVI business company is listed on a recognized exchange, it may keep a register of members containing the information referred to above or such other information as its articles of association permit or as may be approved by a resolution of members. The register of members may be in such form as the directors may approve but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents. The entry of the name of a person in the register of members as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person.

The BVI Act requires a BVI business company to keep a register of directors containing the particulars as prescribed under the BVI Act. The register of directors is prima facie evidence of any matters directed or authorized by the BVI Act to be contained therein. A company shall file for registration by the BVI Registrar of Corporate Affairs a copy of its register of directors. A company that has filed for registration by the BVI Registrar of Corporate Affairs a copy of its register of directors shall, within 30 days of any changes occurring, file the changes in the register by filing a copy of the register containing the changes.

Issuance of Ordinary Shares

Subject to the BVI Act, our Amended and Restated Memorandum and Articles of Association and any applicable requirements imposed from time to time by the Securities and Exchange Commission, the Nasdaq Capital Market or any other recognized exchange on which our securities are listed, shares in our Company may be issued, and options to acquire shares in our Company may be granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with Part IX of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of members. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation, a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

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A transaction entered into by a BVI company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by a BVI company is not voidable if (a) the material facts of the interest of the director in the transaction are known by the members entitled to vote at a meeting of members and the transaction is approved or ratified by a resolution of members; or (b) the company received fair value for the transaction.

After approval of the plan of merger or consolidation by the directors and members of each constituent BVI company, articles of merger or consolidation shall be executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

Pursuant to section 179(1) of the BVI Act, a member of a BVI company is entitled to payment of the fair value of his or her shares upon dissenting from (a) a merger, if the BVI company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the BVI company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the BVI company, if not made in the usual or regular course of the business carried on by the company, but not including (i) a disposition pursuant to an order of the Court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or (iii) a transfer pursuant to the power described in section 28(2) of the BVI Act; (d) a redemption of his or her shares by the BVI company pursuant to section 176 of the BVI Act; and (e) an arrangement, if permitted by the Court.

A member who desires to exercise his or her entitlement under section 179(1) of the BVI Act shall give to the BVI company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with the BVI Act or where the proposed action is authorized by written consent of members without a meeting. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the action is taken. Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorization or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action. A member who dissents shall do so in respect of all shares that he or she holds in the company.

Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his or her shares.

Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the BVI company or, in the case of a merger or consolidation, the surviving BVI company, or the consolidated BVI company shall make a written offer to each dissenting member to purchase his or her shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his or her shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his or her shares.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

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Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Indemnification of directors and officers

Section 132 of the BVI Act provides that subject to the memorandum or articles of association of a BVI company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Expenses, including legal fees, incurred by a director or a former director in defending any legal, administrative or investigative proceedings may be paid by the BVI company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director or the former director, as the case may be, to repay the amount if it shall ultimately be determined that the director or the former director is not entitled to be indemnified by the company. In the case of a former director, the undertaking to be furnished by such former director may also include such other terms and conditions as the company deems appropriate.

A company may purchase and maintain insurance in relation to any person who is or was a director of the BVI company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132 of the BVI Act.

Under our Amended and Restated Memorandum and Articles of Association, subject to certain limitations, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

(i)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

(ii)	is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

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These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to our best interests and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of our Amended and Restated Memorandum and Articles of Association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to our best interests or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under BVI law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith and in what the directors believe to be in our best interests. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, without limitation, the nature of our Company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In the exercise of their powers, our directors must also ensure neither they nor our Company acts in a manner which contravenes the BVI Act or our Amended and Restated Memorandum and Articles of Association.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

The BVI Act provides that, subject to the memorandum of association or articles of association of a BVI company, an action that may be taken by members of the company at a meeting of members may also be taken by a resolution of members consented to in writing or by telex, telegram, cable or other written electronic communication, without the need for any notice. Pursuant to our Amended and Restated Memorandum and Articles of Association, an action that may be taken by the members of our Company at a meeting may also be taken by a resolution of members of our Company consented to in writing, without the need for any notice, but if any resolution of members of our Company is adopted otherwise than by the unanimous written consent of all members of our Company, a copy of such resolution shall forthwith be sent to all members of our Company not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more members of our Company. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which members holding a sufficient number of votes of shares to constitute a resolution of members of our Company have consented to the resolution by signed counterparts. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

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Shareholder proposals

Pursuant to the BVI Act and our Amended and Restated Articles, upon the written request of members of our Company entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested our directors shall convene a meeting of shareholders of our Company. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

There are no prohibitions in relation to cumulative voting under the BVI laws, but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Amended and Restated Articles, a director of our Company may be removed from office, with or without cause, by a resolution of shareholders of our Company passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent (75%) of the votes of the shares entitled to vote. Our Amended and Restated Articles also provide that a director of our Company may be removed from office, with cause, by a resolution of directors of our Company passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable statute. As a result, we are not afforded the same statutory protections in the BVI as we would be offered by the Delaware business combination statute. Although BVI law does not regulate transactions between a BVI company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority members.

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Dissolution; Winding Up

Under the BVI Act and our Amended and Restated Articles, we may appoint a voluntary liquidator by a resolution of the shareholders of our Company or by resolution of directors of our Company if we have no liabilities or we are able to pay our debts as they fall due and value of our assets equals or exceeds our liabilities. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, the rights conferred upon the holders of our shares of any class may only be varied, whether or not our Company is in liquidation, with the consent in writing of the holders of a majority of our issued shares of that class or by a resolution approved at a duly convened and constituted meeting of our shares of that class by the affirmative vote of a majority of the votes of our shares of that class which were present at the meeting and were voted. The rights conferred upon the holders of our shares of any class shall not, unless otherwise expressly provided by the terms of issue of our shares of that class, be deemed to be varied by the creation or issue of further shares ranking equally with such existing shares.

Amendment of governing documents

Our Amended and Restated Memorandum or our Amended and Restated Articles may be amended by a resolution of shareholders of our Company or by a resolution of directors of our Company, save that no amendment may be made by a resolution of directors of our Company:

(a)	to restrict the rights or powers of the shareholders of our Company to amend our Amended and Restated Memorandum or our Amended and Restated Articles;

(b)	to change the percentage of shareholders of our Company required to pass a resolution of shareholders of our Company to amend our Amended and Restated Memorandum or our Amended and Restated Articles;

(c)	in circumstances where our Amended and Restated Memorandum or our Amended and Restated Articles cannot be amended by the shareholders of our Company; or

(d)	to Clause 8 of our Amended and Restated Memorandum.

Any amendment to our Amended and Restated Memorandum or our Amended and Restated Articles is effective from the date it is registered by the Registry of Corporate Affairs in the BVI or from such other date as may be ordered by the Court under section 13(5) of the BVI Act.

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there was no established public market for our Class A Ordinary Shares, and while we will apply for approval to have our Class A Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of our Class A Ordinary Shares in the public markets after this Offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Class A Ordinary Shares currently outstanding will be available for sale immediately after this Offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Class A Ordinary Shares, including Class A Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of this Offering, we will have 15,000,000 outstanding Class A Ordinary Shares. Of that amount, 1,500,000 Class A Ordinary Shares will be publicly held by investors participating in this Offering, and 13,500,000 Class A Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Class A Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Class A Ordinary Shares held by existing shareholders are, and any Class A Ordinary Shares issuable upon exercise of options outstanding following the completion of this Offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our Class A Ordinary Shares that will be issued and outstanding upon completion of this Offering, other than those Class A Ordinary Shares sold in this Offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, persons who have beneficially owned restricted Class A Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person, who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, may sell an unlimited number of restricted securities under Rule 144 if:

(i)	the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

(ii)	we have been subject to the reporting requirements under Exchange Act for a period of at least ninety (90) days immediately before the sale; and

(iii)	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

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Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

(i)	1% of the number of Class A Ordinary Shares then outstanding, which will equal approximately 150,000 Class A Ordinary Shares immediately after the closing of this Offering; or

(ii)	the average weekly trading volume of our Class A Ordinary Shares in the form of Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 of the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expire.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director may resell their restricted shares in an “offshore transaction” under Regulation S if:

(i)	none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

(ii)	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up agreements

Our directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Ordinary Shares or such other securities for a period of 180 days from the effective date of this prospectus, without the prior written consent of Cathay Securities, Inc. See “Underwriting” on page 137.

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TAXATION

Material U.S. federal income tax considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Share. This summary applies only to U.S. Holders that hold our Ordinary Share as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Share. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Share through such entities.

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For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Share that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Share, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Share and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Share.

Persons considering an investment in our Ordinary ShareS should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Share including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Ordinary Share

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Ordinary Share out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Share will meet the conditions required for the reduced tax rate. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Share. Dividends received on our Ordinary Share will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Share. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Share

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Share in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Share. Any capital gain or loss will be long term if the Ordinary Share have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Share, including the availability of the foreign tax credit under their particular circumstances.

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Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Share, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Share even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Share, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Share), and (ii) any gain realized on the sale or other disposition of Ordinary Share. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Share;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Share, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Share qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Share held at the end of the taxable year over the adjusted tax basis of such Ordinary Share and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Share over the fair market value of such Ordinary Share held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Share would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Share in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Share during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Share.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Share and proceeds from the sale, exchange or redemption of our Ordinary Share may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Act (As Revised) of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Act (As Revised) of the BVI.

No estate, inheritance, succession or gift tax is payable by persons who are not resident in the BVI with respect to any shares, debt obligations or other securities of a BVI business company.

All instruments relating to transfers of property to or by a BVI business company, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the BVI, provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its members.

Hong Kong profits taxation

The Operating Subsidiary is subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the ‘‘Bill’’) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2,000,000 (approximately US$254,784) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2,000,000 (approximately US$254,784) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, during the years ended September 30, 2023 and 2024 the Hong Kong profits tax is calculated at 8.25% on the first HK$2,000,000 (approximately US$254,784) of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2,000,000 (approximately US$254,784).

Under Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their qualified foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

Our income tax expense amounted to HK$1,245,225 and HK$2,293,649 (approximately US$295,220) for the years ended September 30, 2023 and 2024, respectively. Our effective tax rate was 14.2% and 15.2% for the years ended September 30, 2023 and 2024, respectively.

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Certain China Tax Laws and Regulations Consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”)

The National People’s Congress of the PRC enacted the Enterprise Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Tax Law and the Regulation on the Implementation of the Enterprise Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the State Administration of Taxation (“SAT”) on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We are a holding company incorporated in the BVI with all our operations conducted and all revenue generated by our Operating Subsidiary in Hong Kong. We do not have, nor do we currently intend to establish, any subsidiary in Mainland China or set up any establishment in Mainland China. We do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and our Operating Subsidiary does not directly or indirectly hold any interests in any enterprises or generate any revenue in Mainland China. As advised by our PRC Counsel, neither our Company, nor our Operating Subsidiary, are currently subject to Enterprise Tax Law, Double Tax Avoidance Arrangement or any Chinese taxation law and regulations for income derived from Hong Kong as of the date of this prospectus.

Enterprise Tax Law

The Enterprise Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. If a non-resident enterprise does not establish an institution or site in Mainland China, or if it establishes an institution or site in Mainland China but the income it derives is not physically connected with the institution or site it establishes, it shall pay enterprise income tax on the income derived from its sources in Mainland China. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of Mainland China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in Mainland China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

Considering that (i) we are a holding company incorporated in the BVI with all our operations conducted in Hong Kong; (ii) all our revenue are derived from the Operating Subsidiary in Hong Kong; (iii) we do not have, nor do we currently intend to establish, any subsidiaries, branches or representative offices in Mainland China; (iv) our management organ is not in Mainland China; and (v) we do not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and our Operating Subsidiary does not directly or indirectly holds any interests in any enterprises in Mainland China. As advised by our PRC Counsel, neither our Company, nor our Operating Subsidiary, are subject to Enterprise Tax Law, Double Tax Avoidance Arrangement or any Chinese taxation law and regulations for income derived from Hong Kong.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the BVI to take advantage of certain benefits associated with being a BVI business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange controls or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the BVI. These disadvantages include, but are not limited to:

●	the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide less protection to investors as compared to the United States; and

●	BVI companies may not have standing to sue before the federal courts of the United States.

Our Amended and Restated Memorandum and Articles of Association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our assets are located in Hong Kong. In addition, all our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Loeb Smith, our BVI counsel, has advised us that there is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Hong Kong counsel, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI.

Our Hong Kong counsel, has further advised us that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

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UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Cathay Securities, Inc., or the Representative, to act as the representative of the underwriter(s) named below. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this Offering. Subject to the terms and conditions of the underwriting agreement, the underwriter(s) named below have agreed to purchase from us, and we have agreed to sell to them, the number of Class A Ordinary Shares set forth opposite its name below, at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus:

Name of Underwriter	Number of Class A Ordinary Shares
Cathay Securities, Inc.	1,500,000
Total	1,500,000

The underwriter is committed to purchase all the Class A Ordinary Shares offered by this prospectus if they purchase any Class A Ordinary Shares. However, the underwriter is not required to take or pay for the Class A Ordinary Shares covered by the over-allotment option described below. The underwriter is offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter(s) to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

Pricing of this Offering

Prior to this Offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Class A Ordinary Shares in this Offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Discounts and Expenses

The underwriting discounts for the shares are equal to 7% of the initial public offering price.

The following table shows the price per Class A Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us, assuming the underwriter(s) do not exercise the over-allotment option.

	Per Class A Ordinary Share	Total
Initial public offering price	$4.00	$6,000,000
Underwriting discounts to be paid by us	$0.28	$420,000
Proceeds to us, before expenses	$3.72	$5,580,000

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the Class A Ordinary Shares.

We have agreed to reimburse the representative up to a maximum of US$235,000 for out-of-pocket accountable expenses (including, but not limited to, travel, due diligence expenses, reasonable fees, roadshow and background check on our Company’s principals) in connection with the performance of its services. As of the date of this prospectus, we have paid US$110,000 to the representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately US$1,263,660.

Over-Allotment Option

We agree to grant to the underwriter(s) an option, exercisable for 45 days from the closing of this offering, to purchase up to 15% additional Class A Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriter(s)’ name in the preceding table.

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Right of First Refusal

We have agreed to grant the representative, for the 12-month period from the closing date of the Offering, a right of first refusal to provide investment banking services to our Company on terms that are the same or more favorable to our Company comparing to terms offered to our Company by other underwriters/placement agents (such right, the “Right of First Refusal”), which right is exercisable in the representative’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; and (b) acting as exclusive placement agent or initial purchaser in connection with any private offering of securities of our Company. The representative shall notify our Company of its intention to exercise the Right of First Refusal within 5 business days following notice in writing by our Company. Any decision by the representative to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the representative and shall be subject to general market conditions, provided the terms for such financing or transaction are the same or more favorable to our Company comparing to terms offered to our Company by other underwriters/placement agents. If the representative declines to exercise the Right of First Refusal, our Company shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by the representative. In compliance with FINRA Rule 5110(g)(6)(A), in no circumstances the Right of First Refusal shall have a duration of more than three years from the commencement of sales of the public offering or the termination date of the engagement between us and the representative. The Right of First Refusal shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by our Company for Cause.

Lock-Up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the Representative, during the 180 days after the closing of the offering:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;
●	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or
●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management” and all of our existing shareholders that own 5% or more of our total outstanding shares agree that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for 180 days after the closing of this Offering:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Ordinary Shares or capital stock, or
●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Ordinary Shares or capital stock whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise.

Indemnification

We have agreed to indemnify the underwriter against liabilities relating to the offering arising under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriter may be required to make for these liabilities.

Application for Nasdaq Listing

Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We will apply to list our Class A Ordinary Shares on Nasdaq Capital Market under the symbol “RNBW”. There can be no assurance that we will be successful in listing our Class A Ordinary Shares on Nasdaq Capital Market or another national exchange and if such listing is not obtained then this Offering will be terminated.

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Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter or selling group members, if any, or by their affiliates, and the underwriter may distribute prospectus electronically. The underwriter may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter, and should not be relied upon by investors.

In connection with this Offering, certain of the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Class A Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriter to bid for and to purchase our Class A Ordinary Shares. As an exception to these rules, the underwriter may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our ordinary shares. The underwriter may engage in syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

(i)	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this Offering is in progress.
(ii)	Short sales occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this Offering. In order to cover the resulting short position, the managing underwriter may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriter will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.
(iii)	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriter in order to reduce a short position incurred by the managing underwriter on behalf of the underwriter.
(iv)	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Ordinary Shares or preventing or delaying a decline in the market price of our Class A Ordinary Shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriter that would permit a public offering of the Class A Ordinary Shares offered by, or the possession, circulation, or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Class A Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Class A Ordinary Shares in the United States, the underwriter may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

139

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with the sales of Class A Ordinary Shares in this Offering. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

US$
SEC registration fee	1,056
The Nasdaq Capital Market listing fee	75,000
FINRA filing fee	3,590
Legal fees and expenses	260,197
Accounting fees and expenses	542,896
Transfer agent and registrar fee and expenses	19,231
Printing expenses	9,207
Miscellaneous*	352,483
Total	1,263,660

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in this Offering.

*	Such miscellaneous represented expected additional professional fee and were not recorded in the financial statements of our Company since it was estimated by our management.

LEGAL MATTERS

The validity of our Class A Ordinary Shares offered in the Offering and certain other matters of BVI law will be passed upon for us by Loeb Smith. We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities. We are represented by Mr. Poon Chi Kin Billy with respect to certain legal matters as to the laws of Hong Kong. We are represented by Tian Yuan Law Firm with respect to certain legal matters as to the PRC laws. The underwriter is being represented by VCL Law LLP with respect to certain legal matters as to United States federal securities and New York State law.

EXPERTS

The consolidated financial statements of RCHL as of and for the years ended September 30, 2023 and 2024, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Enrome LLP, an independent registered public accounting firm, given upon their authority as experts in accounting and auditing.

The registered business address of Enrome LLP is located at 143 Cecil Street, #19-03/04 GB Building, Singapore 069542.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Class A Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

140

RAINBOW CAPITAL HOLDINGS LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Shareholders of

Rainbow Capital Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rainbow Capital Holdings Limited and its subsidiary (collectively, “the Company”) as of September 30, 2024 and 2023 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended September 30, 2024, and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended September 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore,

December 16, 2024, except for Note 2 as to which the date is February 3, 2025

F-2

RAINBOW CAPITAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
ASSETS
Current assets:
Cash and cash equivalents	18,755,344	18,319,442	2,357,927
Accounts receivable, net	5,168,308	6,323,829	813,951
Other receivables	43,500	158,230	20,366
Amount due from directors	17,401,659	18,444,864	2,374,070
Amount due from a related party	290,000	-	-
Financial asset	196,840	16,872	2,172
Tax prepaid	1,308,562	-	-
Total current assets	43,164,213	43,263,237	5,568,486

Non-current assets:
Property and equipment, net	42,513	342,513	44,085
Right-of-use assets – operating lease, net	61,129	838,322	107,902
Deferred offering costs	-	156,000	20,079
Total non-current assets	103,642	1,336,835	172,066

Total assets	43,267,855	44,600,072	5,740,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Contract liabilities	1,410,000	1,333,130	171,589
Accruals and other payables	1,003,600	55,165	7,100
Lease liabilities	41,379	753,155	96,940
Tax payable	-	603,141	77,631
Total current liabilities	2,454,979	2,744,591	353,260

Non-current liabilities:
Lease liabilities	3,071	98,117	12,629
Total non-current liabilities	3,071	98,117	12,629

Total liabilities	2,458,050	2,842,708	365,889

SHAREHOLDERS’ EQUITY
Class A ordinary shares, US$0.0001 par value, 500,000,000 shares of class A and B in aggregate authorized; 13,500,000 shares issued and outstanding as of September 30, 2023 and 2024, respectively*	10,488	10,488	1,350
Class B ordinary shares, US$0.0001 par value, 500,000,000 shares of class A and B in aggregate authorized; 3,000,000 shares issued and outstanding as of September 30, 2023 and 2024, respectively*	2,331	2,331	300
Subscription receivables	(10,100)	(10,100)	(1,300)
Additional paid-in capital	9,997,281	9,997,281	1,286,767
Retained earnings	30,809,805	31,757,364	4,087,546
Total shareholders’ equity	40,809,805	41,757,364	5,374,663
Total liabilities and shareholders’ equity	43,267,855	44,600,072	5,740,552

*	Ordinary shares and share data have been retroactively presented to give effect to the reorganization (Note 1(a)).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RAINBOW CAPITAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	USD
REVENUE
Financial and compliance advisory services:
Financial advisory services	6,605,900	9,280,000	1,194,445
Independent financial advisory services	3,809,000	4,374,500	563,049
Compliance advisory services	3,048,972	3,905,916	502,737
	13,463,872	17,560,416	2,260,231
Listing sponsorship and securities related services:
IPO sponsorship services	1,950,000	4,630,000	595,936
Underwriting services and overall coordinator	-	1,300,000	167,325
	1,950,000	5,930,000	763,261

TOTAL REVENUE	15,413,872	23,490,416	3,023,492

COST OF REVENUE	(4,489,939)	(5,004,800)	(644,176)

GROSS PROFIT	10,923,933	18,485,616	2,379,316

OPERATING EXPENSES
Depreciation charge	(36,292)	(74,551)	(9,596)
Amortization	(262,782)	(683,521)	(87,977)
Management fee	(1,000,000)	(1,000,000)	(128,712)
Computer expense	(270,449)	(304,871)	(39,240)
Entertainment	(28,000)	(680,900)	(87,640)
Allowance for credit loss	(10,164)	(251,851)	(32,416)
Others	(449,316)	(719,854)	(92,653)
TOTAL OPERATING EXPENSES	(2,057,003)	(3,715,548)	(478,234)

INCOME FROM OPERATIONS	8,866,930	14,770,068	1,901,082

OTHER (EXPENSE) INCOME
Interest income	246,376	452,081	58,188
Other expense	(329,679)	(155,941)	(20,071)
TOTAL OTHER (LOSS) INCOME, NET	(83,303)	296,140	38,117

INCOME BEFORE INCOME TAX EXPENSES	8,783,627	15,066,208	1,939,199
INCOME TAX EXPENSES	(1,245,225)	(2,293,649)	(295,220)

NET INCOME	7,538,402	12,772,559	1,643,979

TOTAL COMPREHENSIVE INCOME	7,538,402	12,772,559	1,643,979

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted *	16,500,000	16,500,000	16,500,000

EARNINGS PER SHARE
Basic and diluted *	0.4569	0.7741	0.0996

*	Ordinary shares and share data have been retroactively presented to give effect to the reorganization (Note 1(a)).

See accompanying notes to the consolidated financial statements.

F-4

RAINBOW CAPITAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares*
	Class A - No. of shares	Amount	Class B - No. of shares	Amount	Subscription receivables	Additional paid-in capital	Retained earnings	Total shareholders’ equity
		HK$		HK$	HK$	HK$	HK$	HK$

Balance as of September 30, 2022	13,500,000	10,488	3,000,000	2,331	(10,100)	9,997,281	23,271,403	33,271,403

Net income for the year	-	-	-	-	-	-	7,538,402	7,538,402

Balance as of September 30, 2023	13,500,000	10,488	3,000,000	2,331	(10,100)	9,997,281	30,809,805	40,809,805

Net income for the year	-	-	-	-	-	-	12,772,559	12,772,559

Dividend	-	-	-	-	-	-	(11,825,000)	(11,825,000)

Balance as of September 30, 2024	13,500,000	10,488	3,000,000	2,331	(10,100)	9,997,281	31,757,364	41,757,364

Balance, as of September 30, 2024 (USD)	-	1,350	-	300	(1,300)	1,286,767	4,087,546	5,374,663

* Ordinary shares and share data have been retroactively presented to give effect to the reorganization (Note 1(a)).

See accompanying notes to the consolidated financial statements.

F-5

RAINBOW CAPITAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2023 AND 2024

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	7,538,402	12,772,559	1,643,979
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	36,292	74,551	9,596
Amortization of right-of-use assets	262,782	683,521	87,977
Provision for credit loss	10,164	251,851	32,416
Loss on termination lease	-	7,156	921
Property and equipment written off	-	36,465	4,693
Fair value change of financial assets	365,560	179,968	23,164

Change in operating assets and liabilities:
Accounts receivable	(2,587,477)	(1,407,372)	(181,145)
Tax prepaid	(1,308,562)	1,308,562	168,427
Other receivables	-	(114,730)	(14,767)
Amount due from a related party	(290,000)	290,000	37,326
Amount due from directors	(1,989,230)	413,795	53,260
Accruals and other payables	100,000	(948,435)	(122,074)
Contract liabilities	76,000	(76,870)	(9,894)
Lease liabilities	(265,031)	(661,048)	(85,085)
Tax payable	(1,114,457)	603,141	77,631
Net cash generated from operating activities	834,443	13,413,114	1,726,425

CASH FLOWS FROM INVESTING ACTIVITY:
Purchase of property and equipment	-	(411,016)	(52,903)
Net cash used in investing activity	-	(411,016)	(52,903)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering costs	-	(156,000)	(20,079)
Advance to directors	(1,692,000)	(16,282,000)	(2,095,684)
Repayment by a director	-	3,000,000	386,135
Net cash used in financing activities	(1,692,000)	(13,438,000)	(1,729,628)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(857,557)	(435,902)	(56,106)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	19,612,901	18,755,344	2,414,033

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	18,755,344	18,319,442	2,357,927

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	10,578	66,788	8,596
Cash paid for income tax	3,668,244	381,946	49,161

NON-CASH TRANSACTION:
Lease liabilities arising from obtaining right-of-use assets	-	1,476,720	190,071
Dividend	-	11,825,000	1,522,016

See accompanying notes to the consolidated financial statements.

F-6

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 － ORGANIZATION AND BUSINESS OVERVIEW

Rainbow Capital Holdings Limited (“Rainbow” or the “Company”) is a limited liabilities company incorporated in British Virgin Islands on October 25, 2024.

The Company’s registered office in the British Virgin Islands is at Sixth Floor, Water’s Edge Building 1, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands and its principal place of business is situated at Room No. 710, 7/F, Wing On House, 71 Des Voeux Road Central, Hong Kong. The Company and its subsidiary (collectively referred to as the “Company”) provide financial services in Hong Kong which principally engages in the provision of corporate finance advisory services.

During the years ended September 30, 2023 and 2024 and as of the report date, the Company has direct or indirect interests in the following subsidiary:

Name	Place and date of incorporation	Issued ordinary share capital	Ownership	Principal activities

Rainbow Capital (HK) Limited (“Rainbow Capital”)	Hong Kong, September 17, 2019	HK$10,000,000	100% owned by Rainbow Capital Holdings Limited	Providing advisory services for the company to be listed in the public offerings and advising companies on corporate finance

F-7

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ORGANIZATION AND BUSINESS OVERVIEW (Cont.)

Reorganization

On September 17, 2019, Rainbow Capital (HK) Limited (“Rainbow Capital”), our sole operating subsidiary, was incorporated by Mr. Choi Tan Yee (“Mr. Choi”) and Mr. Leung Ho Ming Danny (“Mr. Leung”) as a company with limited liability under the laws of Hong Kong. Upon incorporation and prior to the Reorganization (as defined below), Rainbow Capital was held as to 60% and 40% by Mr. Choi and Mr. Leung, respectively. Upon the licenses granted by the Securities and Futures Commission of Hong Kong (the “SFC”) to undertake Type 6 (advising on corporate finance) and Type 1 (dealing in securities) regulated activities on January 3, 2020 and April 20, 2021, respectively, Rainbow Capital commenced its corporate finance advisory services.

The companies comprising the Company underwent the group reorganization (the “Reorganization”) as described below:

(i) On October 25, 2024, the Company was incorporated in the British Virgin Islands with limited liability and an authorized share capital of a maximum of 500,000,000 shares divided into Class A Ordinary Shares of US$0.0001 each and Class B Ordinary Shares of US$0.0001 each. On October 30, 2024, the Company allotted and issued (a) 6,000,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares to Mr. Choi; and (b) 4,000,000 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares to Mr. Leung; and

(ii) Upon obtaining approval from the SFC to change the substantial shareholders of Rainbow Capital on December 11, 2024, the entire equity interests in Rainbow Capital were transferred from Mr. Choi and Mr. Leung to the Company on December 12, 2024 by way of share swap in which the Company allotted and issued 2,100,000 Class A Ordinary Shares and 1,400,000 Class A Ordinary Shares of the Company to Mr. Choi and Mr. Leung, respectively, credited as fully paid (the “Share Swap”). Upon completion of the Share Swap, Rainbow Capital became a direct wholly-owned subsidiary of the Company and the Company was held as to 60% and 40% by Mr. Choi and Mr. Leung, respectively.

The restructuring and share swap mentioned above has been accounted for as a transfer of assets among entities under common control as the beneficial interest of each shareholder prior to and after the execution of the restructuring remained unchanged. Mr. Choi Tan Yee and Mr. Leung Ho Ming Danny were the controlling shareholders both before and after the restructuring transactions. The combination of the Company and its subsidiary have been accounted for using a historical cost basis and presented assuming that the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities consolidated from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

●	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary, which include the Hong Kong-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation. The results of subsidiary acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

F-8

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities as at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment and interest rate of lease. Actual results may differ from these estimates.

●	Foreign currency translation

The Company uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”) and the Company’s subsidiary in Hong Kong is HK$, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations during the year in which they occur.

●	Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the years ended September 30, 2023 and 2024 are solely for the convenience of the readers and were calculated at the rate of US$ = HK$7.7693, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

●	Cash and cash equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts which are unrestricted as to withdrawal or use. The Company maintains bank accounts in Hong Kong. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

●	Accounts receivables, net

Accounts receivable mainly represent amounts due from clients for corporate finance advisory services which are recorded net of allowance for the Company’s expected credit losses, if any. The Company generally does not grant formal credit terms to the clients. The Company usually issues an invoice in respect of (i) corporate finance advisory services after a pre-defined milestone under the mandate is achieved or upon completion of a transaction; and (ii) compliance adviser engagements on monthly, quarterly or semi-annual basis. Payments are required to be made within a reasonable period of time after the issuance of an invoice and are usually settled by cheque or via wire transfer within three months of the date of invoice.

F-9

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Company’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

●	Credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from directors and other current assets.

The Company believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiary is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$102,969 if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2023 and 2024, cash balance of approximately HK$18,755,344 and HK$18,319,442 (approximately US$2,357,927), respectively, was maintained at financial institutions in Hong Kong and approximately HK$500,000 and HK$500,000 (approximately US$64,356), respectively, were insured by the Hong Kong Deposit Protection Board.

The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable is short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Company periodically evaluates the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

F-10

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred initial public offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred initial public offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of September 30, 2024, the Company deferred HK$156,000 (approximate US$20,079) of offering costs. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds.

●	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Expected useful life
Furniture and fixture	5 years
Leasehold improvements	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

●	Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. For the years ended September 30, 2023 and 2024, no impairment of long-lived assets was recognized.

●	Financial assets

Financial assets representing the investments in equity securities that have readily determinable fair values and for which the Company does not have the ability to exercise significant influence are classified as equity securities measured at fair value through earnings. Changes in the fair value of these securities are reported in the consolidated statements of income within “Other income and expenses, net” when these instruments are held within the Company’s operating activities. Gains and losses arising from changes in the fair value of securities not related to operating activities are presented in the consolidated statements of income as non-operating elements within “Gain (loss) on financial instruments, net” in the period in which they arise. The fair values of quoted equity securities are based on current market prices. If the market for a financial asset is not active or if no observable market price is obtainable, the Company measures fair value by using assumptions and estimates. In measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.

F-11

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	Contract liabilities

The Company bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. Contract liabilities represent the upfront payments received upon signing of the contract for initial public offering/independent financial advisory/financial advisory services and advances from clients related to compliance advisory services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets.

●	Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Company are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our office lease is included in operating lease right-of-use (ROU) asset, Current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset Company and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended September 30, 2023 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

F-12

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Other inputs that are directly or indirectly observable in the marketplace
Level 3 —	Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts and other receivable, deposits, amounts due from directors, amount due to an equity method investee, other payables and lease liabilities approximate their fair values because of their generally short maturities.

●	Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company has elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

F-13

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services. The service offerings mainly comprise the following:

Under ASC 606, an entity recognizes revenue only when it satisfies a performance obligation by transferring a promised goods or service to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met: (a) The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. (b) The entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. (c) The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

If a performance obligation is not satisfied over time, an entity satisfies the performance obligation at a point in time.

The Company’s principal revenue stream includes:

1.	Listing sponsorship and securities related services

●	IPO sponsorship services: Rainbow Capital acts as a sponsor to companies seeking to list on the Main Board or GEM in Hong Kong, advising and guiding them and their directors throughout the listing process in return for sponsor’s fee.

Rainbow Capital enters into a distinct contract with its clients for the provision of listing sponsorship services. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The listing sponsorship services include assisting the client to engage different professional parties for its listing, carrying out due diligence preparation of and reviewing prospectus and other submission documents including accountants’ report, legal opinions and profit and cash flow forecast memorandum, assessing the suitability of listing of the client, and advising on reorganization, assisting in preparation of roadshow materials and attending hearing for the listing application.

The entire service fee from clients is non-refundable and Rainbow Capital is entitled to receive upfront payment upon signing the contract which shall be recorded as contract liabilities. There are generally several performance obligations while fee is paid by the Company’s clients by instalments subject to each milestone being achieved as stated in the contract. Each milestone needs to be combined with other resources that are readily available to the customer and are separately identifiable from other performance obligations in the contract. The fees received upon signing the contract and other installments are recognized based on the point in time upon different stages such as (i) the submission of listing application to the Hong Kong Stock Exchange; (ii) the holding of first listing hearing by the listing committee of the Hong Kong Stock Exchange; and (iii) the successful listing on the Main Board or GEM of the Hong Kong Stock Exchange. There is variable consideration in the transaction price. The transaction price depends on what services are provided to customer. For projects which Rainbow Capital receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, Rainbow Capital recognizes revenue from the upfront payment at the lapse of contract. There are cases which customer submitted the listing application but not able to process to attend the listing hearing and be listed.

●	Underwriting services and overall coordinator: Rainbow Capital acts as an overall coordinator, a global coordinator, a bookrunner, a lead manager or an underwriter in return for underwriting commission.

Rainbow Capital enters a distinct underwriting or referral agreement with its clients for the provision of securities related services. The securities related services are distinct and identified as one performance obligation. As stipulated in the underwriting or referral agreement, Rainbow Capital will charge an underwriting or referral income based on certain percentage of the funds raised in the transaction, either IPO or other fundraising activities.

Rainbow Capital is entitled to receive fee at the completion of services as stipulated in the service contract. Hence, revenue from providing underwriting or referral services to clients is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO, i.e., listing on the Hong Kong Stock Exchange, or the completion of a placement by client.

F-14

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial and compliance advisory services:

●	Financial advisory services: Rainbow Capital acts as a financial advisor to (i) listed companies in Hong Kong as well as their shareholders and investors, advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies including the Listing Rules, the GEM Listing Rules and the Takeovers Code; (ii) companies seeking to list on the Nasdaq, advising them on corporate structure, financial management and corporate governance and assisting them in coordinating with, and supervising the work of, various professional parties involved in the entire listing process; and (iii) corporate and financial buyers, providing financial due diligence services to enhance their understanding of the target businesses and all relevant financial issues so that informed decision can be made, in return for advisory fee.

For financial advisory services to (i) listed companies in Hong Kong as well as their shareholders and investors; and (ii) corporate and financial buyers

Rainbow Capital enters a distinct contract with its clients for the provision of financial advisory services. The scope of work under financial advisory services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as Rainbow Capital’s clients cannot benefit from any standalone task. Therefore, the entire transaction prices of financial advisory services are generally allocated to a single performance obligation.

The entire service fee from clients is non-refundable and Rainbow Capital is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (i) at the time of completion; or (ii) lapse of contracts.

For financial advisory services to clients pursuing listing on the Nasdaq

Rainbow Capital enters a distinct contract with its clients. The revenues are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. There are generally two performance obligations while fee is paid by the clients by instalments subject to each milestone being achieved as stated in the contract.

The entire service fee from clients are non-refundable and Rainbow Capital is entitled to receive upfront payment upon signing the contract. As the preparation stage of a listing application involves a series of tasks which are interrelated and are not separable or distinct as the clients cannot benefit from any standalone task, Rainbow Capital concludes the stage of submission of listing application as the first performance obligation and recognizes the revenue from upfront payment and fee received upon submission of listing application together at the time of submission of listing application. For projects which Rainbow Capital receives upfront payment upon signing the contract but no listing application is submitted by the expiry of the contract, the Group recognizes revenue from the upfront payment at the lapse of contract.

For service fee received upon listing, which is the second performance obligation, revenue is recognized upon completion of the financial advisory service, which is evidenced by listing of the clients.

●	Independent financial advisory services: Rainbow Capital acts as an independent financial advisor to independent board committees and/or independent shareholders of listed companies in Hong Kong rendering independent recommendations and opinions in return for advisory fee.

Rainbow Capital enters a distinct contract with its clients for the provision of independent financial advisory services. Rainbow Capital’s independent financial advisory services include (i) conducting reviews and analyses on the proposed transactions and assessing the fairness and reasonableness of the terms of the proposed transactions; (ii) issuing our opinion, in the form of an independent financial advisory letter, to the independent board committee and/or independent shareholders of listed issuers with voting recommendations, which are incorporated in the circulars pursuant to the Listing Rules, the GEM Listing Rules and the Takeovers Code; and (iii) obtaining the necessary clearance in relation to our opinion letters from the Hong Kong Stock Exchange and/or the SFC.

The entire service fee from clients is non-refundable and Rainbow Capital is entitled to receive upfront payment upon signing of the mandate. As the independent financial advisory services involve a series of tasks which are interrelated and are not separable or distinct as the clients cannot benefit from any standalone task, Rainbow Capital concludes that the independent financial advisory services to be accounted for as a single performance obligation. The entire transaction prices of independent financial advisory services are allocated to a single performance obligation and the fees received upon signing the contract and upon issuance of circular which contains independent financial advisor letter, is recognized at the point the issue of circular on the Hong Kong Stock Exchange because it is the time that the scope of work for acting as an independent financial advisor such as carrying out due diligence, preparation of independent financial advisor letter to independent board committee and independent shareholders, and replying to queries from the Hong Kong Stock Exchange and/or the SFC are completed. For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts.

●	Compliance advisory services: Rainbow Capital acts as a compliance advisor to listed companies in Hong Kong advising them on post-listing compliance matters in return for advisory fee.

Rainbow Capital enters a distinct contract with its clients for the provision of compliance advisory services. Rainbow Capital concludes that each monthly compliance advisory service (i) is distinct and (ii) meets the criteria for recognizing revenue over time. In addition, the Rainbow Capital concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar for each month, even though the exact volume of services may vary. Therefore, Rainbow Capital concludes that the monthly compliance advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, Rainbow Capital recognizes revenues from compliance advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. There is no contract asset that Rainbow Capital has right to consideration in exchange for its compliance advisory services that Rainbow Capital has transferred to its clients. Such right is not conditional on something other than the passage of time.

F-15

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Disaggregation of Revenue

Disaggregation of revenue from contracts with clients, in accordance with ASC Topic 606, by major service lines is as follows:

	For the years ended September 30,
	2023	2024	2024
REVENUE	HK$	HK$	USD
Financial and compliance advisory services:
FA services	6,605,900	9,280,000	1,194,445
IFA services	3,809,000	4,374,500	563,049
CA services	3,048,972	3,905,916	502,737
	13,463,872	17,560,416	2,260,231
Listing sponsorship and securities related services:
IPO sponsorship services	1,950,000	4,630,000	595,936
Underwriting services and overall coordinator	-	1,300,000	167,325
	1,950,000	5,930,000	763,261
Total	15,413,872	23,490,416	3,023,492

Revenue disaggregated by timing of revenue recognition for the years ended September 30, 2023 and 2024 is disclosed in the table below:

	For the years ended September 30,
	2023	2024	2024
	HK$	HK$	USD

Point in time:
IPO sponsorship services	1,950,000	4,630,000	595,936
Underwriting services and overall coordinator	-	1,300,000	167,325
FA services	6,605,900	9,280,000	1,194,445
IFA services	3,809,000	4,374,500	563,049
	12,364,900	19,584,500	2,520,755
Over time:
CA services	3,048,972	3,905,916	502,737
Total	15,413,872	23,490,416	3,023,492

The Company also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less. As of September 30, 2023 and 2024, all contracts of the Company were with an original expected duration within one year.

●	Operating expenses

Operating expenses mainly consist of credit loss and others, office expenses, legal and professional fees, entertainment and depreciation charges.

●	Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately HK$30,000 (approximately US$3,861).

During the years ended September 30, 2023 and 2024, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were HK$86,065 and HK$110,901 (approximately US$14,274), respectively. The amount was included in cost of revenue.

F-16

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	Income tax

Rainbow is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Rainbow and the Company’s subsidiary in Hong Kong, Rainbow HK, to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Rainbow HK is incorporated in and carries trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2023 and 2024.

●	Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

●	Segment reporting

The Company operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Company’s chief operating decision maker (“CODM”) is the Chairman. The Company’s CODM assess the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Company’s long-lived assets are located in Hong Kong.

●	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended September 30, 2023 and 2024, there were no dilution impact.

F-17

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	Concentration risk

Details of the clients accounting for 10% or more of total operating revenue are as follows:

	For the years ended September 30,
	2023		2024
	HK$	%	HK$	US$	%
Client A	2,000,000	12.98	*	*	*
Client B	1,950,000	12.65	4,757,272	612,317	20.25

* Less than 10%

Details of the clients which accounted for 10% or more of accounts receivable are as follows:

	As of September 30,
	2023		2024
	HK$	%	HK$	US$	%
Client B	1,950,000	36.72	*	*	*
Client C	580,000	10.92	705,000	90,742	10.49
Client D	*	*	720,000	92,672	10.72

* Less than 10%

●	Interest rate risk

The Company’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Company, such as cash and cash equivalents, at the end of the reporting period, the Company is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

●	Foreign currency risk

The reporting currency of the Company is Hong Kong Dollar. To date the majority of the revenues and costs are denominated in Hong Kong Dollar and a significant portion of the assets and liabilities are denominated in Hong Kong Dollars. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

●	Revision

The Company determined that the previously-issued consolidated financial statements for the fiscal years ended September 30, 2024 and 2023 contained in the Company’s draft registration statement on Form F-1 confidentially submitted on December 16, 2024 should be amended to present the amount due from directors from operating activities to financing activities in the consolidated statements of cash flows. This revision had no impact on the Company’s net income or financial position.

The Company evaluated this revision in compliance with ASC 250-10-20 (definition in glossary) and ASC 250-10-45-22 to 45-28 as well as SAB 99, and concluded that the error in previously issued financial statements was immaterial and enhancing comparability with current year’s presentation. Correcting such immaterial error was regarded as a “revision” of the prior period financial statements. As the effect of the correction was immaterial, “restatement” was not required.

F-18

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

●	Recently Issued Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. We are currently evaluating the impact the adoption of ASU 2023-06 will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income taxes (Topic 740), Improvements to Income Tax Disclosures”, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. We are currently evaluating the impact the adoption of ASU 2023-09 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

F-19

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 － ACCOUNTS RECEIVABLE

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
FA services	1,897,500	2,887,000	371,590
IFA services	601,350	1,267,850	163,187
CA services	806,972	2,483,344	319,635
IPO sponsorship services	2,004,618	79,618	10,249
Accounts receivable	5,310,440	6,717,812	864,661
Less: allowance for credit loss	(142,132)	(393,983)	(50,710)
Accounts receivable, net	5,168,308	6,323,829	813,951

Our accounts receivable mainly represent amounts due from clients for corporate finance advisory services which are recorded net of allowance for the Company’s expected credit losses, if any. Although our revenue streams, such as our financial advisory and independent financial advisory services, require upfront payments, such upfront payments payable upon the signing of the mandate are just one of the payment stages of our revenue streams. The majority of the service fees are payable upon the subsequent stages which may include, among others, the publication of the relevant announcement and the publication of the relevant circular or composite document, resulting in the recognition of our accounts receivable.

We generally do not grant formal credit terms to our clients. We usually issue an invoice in respect of (i) corporate finance advisory services after a pre-defined milestone under the mandate is achieved or upon completion of a transaction; and (ii) compliance adviser engagements on monthly, quarterly or semi-annual basis. Payments are required to be made within a reasonable period of time after the issuance of an invoice and are usually settled by cheque or via wire transfer within three months of the date of invoice. As such, our accounts receivable are contractually due once we issued the relevant invoices.

The following table sets forth an ageing analysis of the accounts receivable based on invoice date as at the dates indicated:

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
0-90 days	4,044,472	3,005,344	386,823
90-180 days	456,000	1,600,000	205,938
180-360 days	378,000	1,184,500	152,459
>360 days	431,968	927,968	119,441
	5,310,440	6,717,812	864,661

The Company recorded credit loss of HK$10,164 and HK$251,851 for the years ended September 30, 2023 and 2024, respectively.

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
Balance at beginning of the year	131,968	142,132	18,294
Addition in credit loss	10,164	251,851	32,416
Balance at end of the year	142,132	393,983	50,710

For the years ended September 30, 2023 and 2024, allowance for credit loss was recognized for the amount of HK$10,164 and HK$251,851 (approximately US$32,416), respectively. The Company has not experienced any significant bad debt or write-offs of accounts receivable in the past. The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. As of 15 January 2025, approximately HK$4.8 million, or 75.5% of the accounts receivable balance as of September 30, 2024 was settled.

F-20

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 －OTHER RECEIVABLES

Other receivables consist of the following:

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
Rental deposits	43,500	154,530	19,890
Others	-	3,700	476
Total	43,500	158,230	20,366

NOTE 5 － PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
Leasehold improvement	90,400	331,296	42,642
Furniture and fixture	91,058	79,720	10,261
Total	181,458	411,016	52,903
Less: accumulated depreciation	(138,945)	(68,503)	(8,818)
Carrying amount	42,513	342,513	44,085

Depreciation expense for the years ended September 30, 2023 and 2024 were HK$36,292 and HK$74,551 (approximately US$9,596), respectively.

F-21

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 －RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

As of September 30, 2024, the Company subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Central, Hong Kong	November 10, 2023 to October 10, 2025
Copier	April 5, 2020 to March 5, 2025

(a)	Amounts recognized in the consolidated balance sheets:

	As of September 30,
	2023	2024
	HK$	HK$	USD
Right-of-use assets
Operating lease, net	61,129	838,322	107,902
Total	61,129	838,322	107,902

Lease liabilities
Current – operating lease, net	41,379	753,155	96,940
Non-current – operating lease, net	3,071	98,117	12,629
Total lease liabilities	44,450	851,272	109,569

(b)	During the years ended September 30, 2023 and 2024, the Company incurred lease expense of approximately HK$273,360 and HK$750,310 (approximately US$96,574), respectively.

(c)	The remaining contractual maturities of the Company’s operating lease liabilities as of September 30, 2024 are over one year.

Other supplemental information about the Company’s operating lease as of September 30,

	2023	2024
Weighted average discount rate	6.15%	5.88%
Weighted average remaining lease term (years)	2	1

F-22

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 － RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Cont.)

Lease commitments:

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2024:

For the year ending September 30,	HKD	USD
Operating lease, net
2025	784,200	100,936
2026	78,000	10,040
2027	24,000	3,089
Total minimum lease payments	886,200	114,065
Less: imputed interest	(34,928)	(4,496)
Future minimum lease payments	851,272	109,569

NOTE 7 － ACCRUALS AND OTHER PAYABLES

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
Advisory fee payable	1,000,000	-	-
Accrued expense	3,600	55,165	7,100
Total accruals and other payables	1,003,600	55,165	7,100

The Company’s accruals and other payables as of September 30, 2023 and 2024 mainly represent payable for management fee for business referrals and assisting the clients in identifying potential professional parties or underwriters for listing on Nasdaq and renovation costs.

NOTE 8 － RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Related parties transactions

The Company does not have significant related party transactions incurred during the years ended September 30, 2023 and 2024 except for the following:

The amount due from directors consisted of the following:

		As of September 30,
Name	Relationship with the Company	2023	2024	2024
		HK$	HK$	USD
Choi Tan Yee, Larry*	Shareholder and director	13,793,410	16,824,700	2,165,536
Leung Ho Ming, Danny*	Shareholder and director	3,608,249	1,620,164	208,534
Total amount due from directors		17,401,659	18,444,864	2,374,070

* Balances represented the loans to the director by the Company. The period of the loan facilities was from January 1, 2021 to December 31, 2024. During this period, the loan amount will expire in 1 year after received by borrowers and will renew automatically for another 1 year until notice are received from either party. The loan is unsecured and interest-free. The Company has declared to distribute the dividend to set off the amount due from directors on October 31, 2024.

The amount due from related parties consisted of the following:

		As of September 30,
Name	Relationship with the Company	2023	2024	2024
		HK$	HK$	USD
Tomo Holdings Limited**	Choi Tan Yee, Larry is a common director	290,000	-	-
Total amount due from		290,000	-	-

** Balances represented the account receivable due to the Company.

The amount due from related parties are unsecured, interest-free and repayable on demand.

In addition, the Company had the following transactions with related parties:

			For the years ended September 30,
Name	Relationship with the Company	Nature	2023	2024	2024
			HK$	HK$	US$
Tomo Holdings Limited	Choi Tan Yee, Larry is a common director	Revenue	290,000	890,000	114,553
Carry Wealth Holdings Limited	Choi Tan Yee, Larry is a common director	Revenue	180,000	-	-
Alpha Technology Group Limited	Choi Tan Yee, Larry is a common director	Revenue	2,000,000	300,000	38,614
Total transactions			2,470,000	1,190,000	153,167

F-23

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 － CONTRACT LIABILITIES

The Company’s contract liabilities include the upfront payments received upon signing of the contract for IPO/IFA/FA services and advances from clients related to CA services on the Company’s consolidated balance sheets. These payments are non-refundable are recognized as revenue as the Company’s performance obligation is satisfied. The Company’s contract liabilities are generally recognized as revenue within one year.

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
Contract liabilities	1,410,000	1,333,130	171,589

NOTE 10 － INCOME TAX

The provision for income tax expense consisted of the following:

	Years ended September 30,
	2023	2024	2024
	HKD	HKD	USD
Hong Kong profits tax provision for the year:
Current	1,248,225	2,296,649	295,606
Less: tax deduction	(3,000)	(3,000)	(386)
Income tax	1,245,225	2,293,649	295,220

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company mainly operates in Hong Kong is subject to taxes in the jurisdictions in which it operates, as follows:

British Virgin Islands

The Company is incorporated in the British Virgin Islands and are not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’s Hong Kong subsidiary, Rainbow HK, is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2,000,000 (approximately US$257,423) and 16.5% for any assessable profits in excess of HK$2,000,000 (approximately US$257,423).

The reconciliation of income tax rate to the effective income tax rate based on income before income tax for the years ended September 30, 2023 and 2024 are as follows:

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	USD
Income before income taxes	8,783,627	15,066,208	1,939,199
Tax at Hong Kong statutory tax rate of 16.5%
Income tax expense at statutory rate	1,449,298	2,485,923	319,967
Reconciling items:
Tax effect of unrecognized temporary difference<	3,904	(14,899)	(1,917)
Tax effect of non-taxable income*	(43,424)	(74,593)	(9,601)
Tax effect of non-deductible expense#	3,447	65,218	8,394
One-off tax deduction	(3,000)	(3,000)	(386)
Tax holiday^	(165,000)	(165,000)	(21,237)
Income tax expense	1,245,225	2,293,649	295,220

<	No deferred tax assets or liabilities has been recognized in the financial statements as the Company did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as at 30 September 2024 and 2023.

#	Mainly represents the general provision of bad debts, interest on lease liabilities, loss on early termination of lease, written off of property and equipment and penalty.

*	Mainly represents non-taxable income on government grants and bank interest income.

^	Mainly represents the tax holiday arise from the two-tiered profits tax regime, under which the tax rate of the Company’s Hong Kong subsidiary is 8.25% for assessable profits on the first HK$2,000,000 (approximately US$257,423).

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended September 30, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2024.

F-24

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 －EARNING PER SHARES

The following table sets forth the basic and diluted net income per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	USD
Numerator:
Net income attributable to ordinary shareholders	7,538,402	12,772,559	1,643,979

Denominator:
Weighted average number of ordinary shares
-basic and diluted*	16,500,000	16,500,000	16,500,000

Basic and diluted (loss)/earning per share	0.4569	0.7741	0.0996

* Based on 13,500,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares as of the date of this prospectus and immediately before completion of this Offering, which share equally in dividends and residual net assets on a per ordinary share basis.

On October 25, 2024, the Company was incorporated in the British Virgin Islands with limited liability and an authorized share capital of a maximum of 500,000,000 shares divided into Class A Ordinary Shares of US$0.0001 each and Class B Ordinary Shares of US$0.0001 each. On October 30, 2024, the Company allotted and issued (a) 6,000,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares to Mr. Choi; and (b) 4,000,000 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares to Mr. Leung.

Upon obtaining approval from the SFC to change the substantial shareholders of Rainbow Capital on December 11, 2024, the entire equity interests in Rainbow Capital were transferred from Mr. Choi and Mr. Leung to the Company on December 12, 2024 by way of share swap in which the Company allotted and issued 2,100,000 Class A Ordinary Shares and 1,400,000 Class A Ordinary Shares of the Company to Mr. Choi and Mr. Leung, respectively, credited as fully paid. Upon completion of the share swap, Rainbow Capital became a direct wholly-owned subsidiary of the Company and the Company was held as to 60% and 40% by Mr. Choi and Mr. Leung, respectively.

F-25

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12－DIVIDEND

On July 26, 2024, the Company’s subsidiary, Rainbow HK declared a dividend in the aggregate amount of HK$11,825,000 (approximately US$1,522,016) for the purpose of settling the amounts due from the directors, Mr. Choi and Mr. Leung, for the same amount, which was a non-cash transaction. The amount due from the directors are wholly loans to the directors.

NOTE 13 － REGULATORY REQUIRMENTS

The following table illustrates the minimum regulatory capital as established by the HKSFC that the Company’s subsidiary, Rainbow Capital (HK) Limited, is required to maintain as of September 30, 2023 and 2024 and the actual amounts of capital that were maintained:

	As of September 30, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HK$	HK$	HK$	%
Rainbow Capital (HK) Limited	3,000,000	41,757,364	38,757,364	1,392%

	USD	USD	USD	%
	386,135	5,374,663	4,988,528	1,392%

	As of September 30, 2023
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HK$	HK$	HK$	%
Rainbow Capital (HK) Limited	3,000,000	40,809,805	37,809,805	1,360%

The Company’s operation subsidiary maintains a capital levels greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

F-26

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 － COMMITMENTS AND CONTINGENCIES

Lease commitments

We entered into an operating lease for office in Hong Kong for a term of two years. Our commitments for minimum lease payment under the operating lease obligation as of September 30, 2024 is listed in section “Note 6 — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES”.

Legal proceedings

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

NOTE 15 － SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after September 30, 2024, up through December 16, 2024, the date that these consolidated financial statements are available to be issued, unless as disclosed elsewhere and below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On October 25, 2024, the Company was incorporated in the British Virgin Islands with limited liability and an authorized share capital of a maximum of 500,000,000 shares divided into Class A Ordinary Shares of US$0.0001 each and Class B Ordinary Shares of US$0.0001 each.

On October 30, 2024, the Company allotted and issued (a) 6,000,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares to Mr. Choi; and (b) 4,000,000 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares to Mr. Leung.

On October 31, 2024, written resolution was passed for declaration of dividend. The dividend will use to set off the amount due from the directors who were the shareholders as the same time.

Upon obtaining approval from the SFC to change the substantial shareholders of Rainbow Capital on December 11, 2024, the entire equity interests in Rainbow Capital were transferred from Mr. Choi and Mr. Leung to the Company on December 12, 2024 by way of share swap in which the Company allotted and issued 2,100,000 Class A Ordinary Shares and 1,400,000 Class A Ordinary Shares of the Company to Mr. Choi and Mr. Leung, respectively, credited as fully paid (the “Share Swap”). Upon completion of the Share Swap, Rainbow Capital became a direct wholly-owned subsidiary of the Company and the Company was held as to 60% and 40% by Mr. Choi and Mr. Leung, respectively.

F-27

RAINBOW CAPITAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiary exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiary shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiary (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiary in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiary. Such investment is presented on the condensed balance sheets as “Investment in a subsidiary” and the respective profit or loss as “Equity in earnings of a subsidiary” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of September 30, 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

The following presents condensed parent company only financial information of September 30, 2023 and 2024.

Condensed Balance Sheets

	As of September 30,
	2023	2024	2024
	HK$	HK$	USD
ASSETS
Non-current asset:
Investment in a subsidiary	40,809,805	41,848,379	5,386,378

TOTAL ASSET	40,809,805	41,848,379	5,386,378

SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Class A ordinary shares, US$0.0001 par value, 500,000,000 shares of class A and B in aggregate authorized; 13,500,000 shares issued and outstanding as of September 30, 2023 and 2024, respectively*	10,488	10,488	1,350
Class B ordinary shares, US$0.0001 par value, 500,000,000 shares of class A and B in aggregate authorized; 3,000,000 shares issued and outstanding as of September 30, 2023 and 2024, respectively*	2,331	2,331	300
Subscription receivables	(10,100)	(10,100)	(1,300)
Additional paid-in capital	9,997,281	9,997,281	1,286,767
Retained earnings	23,271,403	18,984,805	2,443,567
Accumulated other comprehensive income	7,538,402	12,772,559	1,643,979

TOTAL SHAREHOLDERS’ EQUITY	40,809,805	41,757,364	5,374,663

* The shares amounts are presented on a retroactive basis.

F-28

16. SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION (Cont.)

Condensed Statements of Operation

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	USD
REVENUE	-	-	-

OPERATING EXPENSES	-	-	-
EQUITY IN EARNINGS OF A SUBSIDIARY	7,538,402	12,772,559	1,643,979
INCOME BEFORE INCOME TAX EXPENSES	7,538,402	12,772,559	1,643,979
INCOME TAX EXPENSES	-	-	-

NET INCOME	7,538,402	12,772,559	1,643,979

Condensed Statements of Cash Flows

The Parent Company had no cash activities for the years ended September 30, 2023 and 2024.

F-29

16. SCHEDULE I — SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION (Cont.)

(a)	Basis of presentation

The Company was incorporated under the laws of the British Virgin Islands as a limited company on October 25, 2024 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

The condensed parent-company-only financial statements are presented as if the incorporation of the Company and its subsidiary had taken place on October 1, 2022 and throughout the two-year periods ended September 30, 2024.

(b)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiary exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiary shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiary (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiary in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiary of Rainbow exceed 25% of the consolidated net assets of Rainbow. The abilities of the Company’s subsidiary in Hong Kong to pay dividends are not restricted. In this connection, the restricted net assets of the subsidiary of Rainbow does not exceed 25% of the consolidated net assets of Rainbow and accordingly the above condensed parent company only financial information of Rainbow is presented for supplementary reference. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s indirect wholly-owned subsidiary, Rainbow Capital (HK) Limited, which is a licensed corporation under the SFO. The ability of this operating subsidiary to pay dividends to the Company may be restricted because such operating subsidiary is subject to the minimum paid-up share capital and liquid capital requirements imposed by the SFO to maintain their business licenses and due to the availability of cash balances of this operating subsidiary.

As of September 30, 2023 and 2024, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated Financial Statements, if any.

F-30

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Section 132 of the BVI Act provides that subject to the memorandum or articles of association of a BVI company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company, or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.

Under our Amended and Restated Memorandum and Articles of Association, subject to certain limitations, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

The underwriting agreement in connection with this Offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

Item 7. Recent Sales of Unregistered Securities

On October 25, 2024, RCHL was incorporated in the BVI with limited liability and is authorized to issue a maximum of 500,000,000 shares divided into Class A Ordinary Shares with a par value of US$0.0001 each and Class B Ordinary Shares with a par value of US$0.0001 each. On October 30, 2024, the Company allotted and issued (a) 6,000,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares to Mr. Choi; and (b) 4,000,000 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares to Mr. Leung; and

Upon obtaining approval from the SFC to change the substantial shareholders of Rainbow Capital on December 11, 2024, the entire equity interests in Rainbow Capital were transferred from Mr. Choi and Mr. Leung to RCHL on December 12, 2024 by way of share swap, in which RCHL allotted and issued 2,100,000 Class A Ordinary Shares and 1,400,000 Class A Ordinary Shares of RCHL to Mr. Choi and Mr. Leung, respectively, credited as fully paid. Upon completion of the aforesaid share swap, Rainbow Capital became a direct wholly-owned subsidiary of RCHL which was held as to 60% and 40% by Mr. Choi and Mr. Leung, respectively.

We believe that each of the issuances and transfers was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

II-1

Item 8. Exhibits and Financial Statement Schedule

(a)	Exhibits

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant
5.1*	Form of Opinion of Loeb Smith regarding the validity of the ordinary shares being registered and certain British Virgin Islands tax matters
10.1**	Form of Indemnification Agreement between the Company and each of its directors and executive officers
10.2**	Form of Employment Agreement between the Company and each of its directors and executive officers
14.1*	Code of Business Conduct and Ethics of the Registrant
14.2*	Clawback Policy of the Registrant
14.3*	Insider Trading Policy of the Registrant
14.4*	Executive Compensation Recovery Policy
21.1**	List of Subsidiary
23.1**	Consent of Enrome LLP
23.2*	Consent of Loeb Smith, BVI Counsel to the Registrant (included in Exhibit 5.1)
23.3**	Consent of Mr. Poon Chi Kin Billy, barrister-at-law of Hong Kong (included in Exhibit 99.7)
23.4*	Consent of Frost & Sullivan
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating Committee Charter
99.4**	Consent of Mr. Lee Luk Shiu, Independent Non-executive Director Nominee
99.5**	Consent of Ms. Chu Wei Ning, Independent Non-executive Director Nominee
99.6**	Consent of Ms. Lui Mei Ka, Independent Non-executive Director Nominee
99.7**	Opinion of Mr. Poon Chi Kin Billy, barrister-at-law regarding certain Hong Kong law and tax matters
107**	Filing Fee Table

*	Filed herein

**	To be filed via amendment

†	Previously filed

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

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(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

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(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser

(6)	To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [*], 2025.

Rainbow Capital Holdings Limited

By:
Mr. Choi Tan Yee
Chief Executive Officer and
Executive Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Executive Director	[*], 2025
Mr. Choi Tan Yee	(Principal Executive Officer)

	Chief Financial Officer and Executive Director	[*], 2025
Mr. Leung Ho Ming Danny	(Principal Financial and Accounting Officer)

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [*], 2025.

Authorized Agent

By:
Name:	[*]
Title:	[*]

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